02028967

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME KGHM Polska Miedz S.A

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

P

FILE NO. 82- 4639 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/1/02

POLISH SECURITIES AND EXCHANGES COMMISSION

the Consolidated Annual Report for 2001,

(In accordance with §1, section 2 and §57, section 2 of the Decree of the Council of Ministers dated October 16, 2001 - Dz.U. No 139, item 1569 and from 2002 No 31, item 280)

form SA - RS

(for issuers of securities involved in production, construction, trade or services activities)

For the period from 1 January 2001 to 31December 2001,
and for the period from 1 January 2000 to 31 December 2000 Publication date: 26 April 2002

KGHM Polska Miedź Spółka Akcyjna

(name of the issuer)

KGHM Polska Miedź S.A. (short name of the issuer)

METALS INDUSTRY (issuer branch title according to the Warsaw Stock Exchange)

59-301 (postal code)

Lubin (city)

Marii Cur

AR/S
12-31-01

48 76 84 78 28((telephone)

.pl

692-000-00-1 (NIP)

l

02 APR 30 AM 11:21

Deloitte & Touche Audit Services Sp. z o.o.
(Entity entitled to audit financial statements)

19 April 2002
(Opinion issue date)

The consolidated annual report includes:

☒ The President of the Board's Letter
☒ Auditor's opinion
☒ Consolidated financial report:
- ☒ Introduction
- ☒ Consolidated Balance Sheet
- ☒ Consolidated Profit and Loss Account
- ☒ Description of Changes in Consolidated Shareholders' Funds
- ☒ Consolidated Statement of Cash Flows
- ☒ Explanatory Notes and Additional Explanatory Notes

☒ Management's Commentary (Report on the Activities of the Capital Group)
☒ Audit report

SELECTED FINANCIALS ITEMS (2001)	in '000PLN	in '000EUR
I. Revenue from the sale of products, materials and goods	4 980 356	1 364 145
II. Operating profit (loss)	(480 865)	(131 711)
III. Profit (loss) before taxation	(735 932)	(201 576)
IV. Net profit (loss)	(786 694)	(215 479)
V. Assets (as at 31.12.2001)	7 754 798	2 201 879
VI. Total Liabilities (as at 31.12.2001)	3 218 533	913 863
VII. Long term liabilities(as at 31.12.2001)	249 300	70 786
VIII. Short term liabilities (as at 31.12.2001)	2 969 233	843 077
IX. Shareholders' Funds (as at 31.12.2001)	3 124 853	887 263
X. Share Capital (as at 31.12.2001)	2 000 000	567 875
XI. Shares outstanding (as at 31.12.2001)	200 000 000	
XII. Net profit (loss) per ordinary share (in PLN/EUR)	(3.93)	(1.08)
XIII. Diluted net profit (loss) per ordinary share (in PLN/EUR)		
XIV. Net assets per share (in PLN/EUR) (as at 31.12.2001)	15.62	4.44
XV. Diluted net assets per share (in PLN/EUR) (as at 31.12.2001)		
XVI. Declared or paid dividend per ordinary share (in PLN/EUR)		

This report is a direct translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.

KGHM POLSKA MIEDŹ S.A.

PRESIDENT'S LETTER

Lubin, April 2002

KGHM POLSKA MIEDŹ S.A.

Ladies and Gentlemen,

The year 2001 was unique in the history of the KGHM Polska Miedź S.A. Capital Group. On the one hand we achieved significant production results in the mining and smelting of copper ore, a record amount in our 40-year-long history, although on the other hand there was no corresponding positive impact on the financial results, and the dominant entity suffered a loss of PLN 190 million. This loss was due to a certain extent on objective factors – the fall in copper prices by 13%, in silver by 11.3% and in the USD exchange rate by 5.6%. Because of this revenues were lower by PLN 858 million, which was partially compensated for by a higher sales volume.

In actuality, however, a much more important cause of the very poor result of the entire Capital Group – which showed a loss of PLN 787 million – were the inept actions taken by previous management boards, both in the dominant entity as well as in subsidiary companies. I am sad to report that the significant deterioration in many corporate ratios is the result of incompetent management and of numerous bad decisions having significant economic consequences.

The major cause of this deterioration in the financial results of the entire Capital Group is undoubtedly the unsound financial policy which dedicated the lion's share of resources to Telefonia Dialog S.A., pursued in the prior year by the Management Board of Marian Krzemiński. It is difficult to understand the decision to buy 50% of the shares from the other shareholder of this company, Polskie Sieci Elektroenergetyczne S.A. There is no justification for the decision to finance „Dialog" through short term credit instead of, for example, through long term investment credit.

There is likewise no justification for the decision to involve KGHM Metale S.A. in the financing of Telewizja Familijna S.A. To cover the permanent dimunition in value of the assets of Telewizja Familijna S.A., we were forced to create a provision of PLN 52 million. Also there is no justification for involvement in the AIG Emerging Europe Infrastructure Fund – a high-risk fund which is also making losses instead of the promised returns.

There has been no clear mission described for individual companies of the Capital Group, especially in the context of realisation of the strategy of the dominant entity. This has led to the divergent activities of individual companies and to lost opportunities to exploit the effects of synergy. Operating costs were improperly managed, in both the dominant and subsidiary entities. The result? Unfortunately, this is clearly visible upon perusal of this report.

Our main task for the year 2002 is first of all to establish a strategy for the growth of Telefonia Dialog S.A., in which the overriding task is to reduce the stake of the dominant entity in the financing of this company. A preliminary strategy has already been adopted in this regard. I am convinced that a good solution can be found.

We are going to initiate actions aimed at enhancing the value of Polkomtel S.A. We are keenly aware of the great importance the well-being of this company has on the value of the shares of KGHM Polska Miedź S.A. Our responsibility therefore is to support all activities which are beneficial to Polkomtel S.A.

We are working intensively on developing a strategy for the entire Capital Group, one related to that of the dominant entity. We will search for the most effective means of transforming these companies into efficient, well-managed economic organisms having a clearly-defined mission and position in the structure of the Group. The priority for both the dominant entity as well as for the subsidiaries is to permanently reduce costs and to generate profits.

We anticipate further stages in the restructurisation of the Group, including the creation of new companies connected with water/sewage management and lead production. This will permit not only a decrease in basic operating costs in these activities, but also, as we foresee, an increase in jobs.

We are well aware that the most valuable equity that we can possess is the trust of our shareholders. I wish to insure you that we wish and are able to do everything to reverse the unfavorable trends which prevailed in the year 2001 and to put the KGHM Polska Miedź S.A. Capital Group on the path of permanent growth.

President of the Management Board

Stanisław Speczik

Lubin, 19 April 2002

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

AUDITOR'S OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS OF THE CAPITAL GROUP FOR FINANCIAL YEAR 2001

Lubin, April 2002

KGHM POLSKA MIEDŹ S.A.
LUBIN,
UL. M. SKŁODOWSKIEJ – CURIE 48

AUDIT OPINION ON CONSOLIDATED FINANCIAL STATEMENT
FOR THE 2001 FINANCIAL YEAR

Deloitte & Touche
Audit Services Sp. z o.o.
z siedzibą w Warszawie
Usługi Audytorskie i Rachunkowe
ul. Fredry 6
00-097 Warszawa
Biuro w Łodzi
ul. Traugutta 25
90-113 Łódź
Polska

Tel.: (48 22) 511 08 11, 511 08 12
Fax: (48 22) 511 08 13
Tel.: (48 42) 632 21 12, 632 30 10
Fax: (48 42) 632 40 55
E-mail: deloitte@deloitte.com.pl
www: deloitteCE.com

Deloitte & Touche

AUDITOR'S OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS OF THE CAPITAL GROUP KGHM POLSKA MIEDŹ S.A. FOR THE PERIOD FROM 1.01.2001 TO 31.12.2001

To the Shareholders, Supervisory Board and Management Board of KGHM Polska Miedź S.A.

We have audited the consolidated financial statements of the Capital Group with KGHM Polska Miedź S.A. located in Lubin, 48 Marii Skłodowskiej-Curie St. as a holding company, including:

- consolidated balance sheet prepared as of 31 December 2001, with total assets and liabilities amounting to PLN 7,754,798 thousand (PLN 7,754,798,132.98);
- consolidated profit and loss account for the period from 1 January 2001 to 31 December 2001 disclosing a net loss of PLN 786,694 thousand (PLN 786,693,738.97);
- consolidated cash flow statement for the period from 1 January 2001 to 31 December 2001, showing a net cash outflow of PLN 43,595 thousand (PLN 43,594,580.60) during the financial year;
- additional information, including in particular:
  - introduction;
  - changes in equity showing the balance of PLN 4,090,896 thousand (PLN 4,090,896,546.20) as of 1 January 2001 and the balance of PLN 3,124,853 thousand (PLN 3,124,852,758.35) as of 31 December 2001;
  - explanatory notes.

The preparation of the consolidated financial statements is the responsibility of the Management Board of KGHM Polska Miedź S.A. Our responsibility is to express an opinion on these financial statements based on the results of our audit. We did not audit the financial statements of 21 subsidiaries and 6 associates, which are included into consolidation. The financial statements of these entities (except of two associate which financial statements were not audited) were audited by other auditors, whose reports have been furnished to us. Those statements for which we base solely on other auditors' opinions reflect 10% and 25%, respectively, of consolidated total assets and consolidated total revenues. Share in net assets in associates, which were not audited, equals zero.

Additionally, we have not audited financial statements of associated entities and subsidiaries presented in the descriptive part of the additional information, which were excluded from the consolidation.

Our audit was performed in accordance with:
- the Accounting Act of 29 September 1994 (Dz. U. No. 121, item 591);
- auditing standards issued by the National Board of Certified Auditors.

Those norms and regulations require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. Our audit includes examining, mainly on a test basis, consolidation working papers supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles applied and significant estimates made by the Management Board, as well as evaluating the overall consolidated financial statements' presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the consolidated financial statements of the Capital Group KGHM Polska Miedź S.A. for the 2001 financial year were prepared, in all material respects:

- in accordance with principles set forth by the Accounting Act of 29 September 1994 and the Minister's of Finance ordinance of 14 June 1995 on detailed principles regarding preparation of consolidated financial statements by entities other than banks;

- in form and content complying with the requirements set forth by the aforementioned regulations and the Ordinance of the Council of Ministers of 16 October 2001 on current and periodic information presented by companies issuing securities, as well as the Ordinance of the Council of Ministers of 16 October 2001 on specific conditions imposed on the prospectus and the short version of the prospectus,

and present fairly all the information essential for the evaluation of the results of the Capital Group's operations and its profitability within the audited period and the economic and financial position of the Capital Group as of 31 December 2001.

The Management Report on the activities of the Capital Group in the 2001 financial year contains financial information consistent with the information disclosed in the audited consolidated financial statements.

The above opinion together with the audit report is a translation from the original Polish version. In case of any discrepancies between the Polish and English version, the Polish version shall prevail. The attached consolidated financial statements have been prepared by the Company's management in accordance with Polish accounting regulations and therefore do not constitute a presentation in accordance with International Accounting Standards.

Certified auditor:

Lidia Pstrocka - Piorun
No. 9698/7252

persons representing entity:

Zuzanna Kłys
Member of the Board

Alina Domosławska
Member of the Board

Deloitte & Touche Audit Services Sp. z o.o.
ul. Fredry 6, 00-097 Warszawa

Entity entitled to audit financial statements entered under the number 73 on the list kept by the National Chamber of Certified Auditors

Warsaw, 19 April 2002

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

THE CONSOLIDATED FINANCIAL REPORT OF THE CAPITAL GROUP FOR FINANCIAL YEAR 2001

Lubin, April 2002

TABLE OF CONTENTS

EXEMPTION NUMBER: 82-4639

KGHM Polska Miedź S.A. SA-RS 2001 EXEMPTION NUMBER: 82-4639 in '000 PLN

INTRODUCTION TO THE ANNUAL CONSOLIDATED FINANCIAL REPORT

1. NAME, HEAD OFFICE, BUSINESS

KGHM Polska Miedz S.A., the dominant entity of a Capital Group, with its head office in Lubin is a joint stock company registered at the Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court of Registrations under No. KRS 23302.
The basic business of the dominant entity of the KGHM Polska Miedź S.A. Capital Group comprises:
- extraction of non-ferrous metals ores (EKD 1320)
- copper production (EKD 2744)
- precious metals production (EKD 2741)

The shares of the dominant entity of the KGHM Polska Miedź S.A. Capital Group are listed on a regulated market under the "metals industry" sector of the Warsaw Stock Exchange.
Basic activity segments of the Capital Group comprise:
- production of copper, goods from copper and precious metals, their share in the revenues of the Capital Group being over 80 %,
- trading of copper and other smelter products,
- telecommunication activities,
- production and services in the mechanical sector – production of machinery, repair of machinery and equipment,
- energy production,
- underground construction services,
- transport services, and
- activities in the areas of research, analysis and design.

2. TIME FRAME OF THE COMPANY AND OF ENTITIES OF THE CAPITAL GROUP EXISTANCE

KGHM Polska Miedź S.A. has been conducting its business since 12 September 1991. The time frame of its activities is unlimited. The legal antecedent of the Company was the State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin, which was transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.
The following entities remain in liquidation in the Capital Group:
LCP Inkubator Przedsiębiorczości S.A., Walcownia Blach Sp. z o.o., Odlewnia Metali Łabędy Sp. z o.o. and PEW Aquakonrad S.A.
The time frame of the remaining entities is unlimited.

3. PERIODS COVERED BY THE CONSOLIDATED FINANCIAL STATEMENTS, AND ACCOUNTING PRINCIPLES APPLIED

The consolidated financial statements presented in the report comprise:
- the current period from 1 January to 31 December 2001, and
- the comparative period from 1 January to 31 December 2000.

4. COMBINED DATA OF THE CONSOLIDATED FINANCIAL REPORT.

The consolidated financial report for the given financial period and comparable prior period were prepared as the sum of the dominant entity's financial statement (representing the combined financial statements of the dominant entity's divisions, following elimination of mutual revenues and costs and of mutual debtor and creditor balances) and of the individual financial statements of the subsidiaries of the Capital Group, adjusted for exclusions and for other consolidation adjustments.

5. MERGER OF COMPANIES

There were no mergers involving entities of the Capital Group with companies outside of the Capital Group either in the current reporting period or in the comparable prior period. Within the Capital Group a merger was carried out between the indirect subsidiary PSKiT Cuprum 2000 S.A. and the subsidiary Telefonia Lokalna S.A. The merger was carried out by the purchase method.

6. GOING CONCERN CONSIDERATION

The financial statements of the Capital Group have been prepared under the going concern concept. There are no reasons suggesting any threats to the going concern consideration in the foreseeable future.
The activities of entities in liquidation have no significant impact on the turnover and results of the Capital Group.

KGHM Polska Miedź S.A. SA-RS 2001 in '000 PLN

7. ENTITIES OF THE CAPITAL GROUP

Subsidiaries and associates included into the Capital Group subject to consolidation

	a	b	c	d	e
Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Character of capital relationship	Consolidation method applied
1.	CBPM Cuprum Sp. z o.o.	Wrocław	Research and development	subsidiary	full
2.	KGHM Polish Copper Ltd.	London	Copper trade	subsidiary	full
3.	Dolnośląska Spółka Inwestycyjna S.A.	Lubin	Capital investments	subsidiary	full
4.	Miedziowe Centrum Zdrowia S.A.	Lubin	Medical services	subsidiary	full
5.	KGHM Metale S.A.	Legnica	Capital investments	subsidiary	full
6.	Energetyka Sp. z o.o.	Lubin	Production, distribution and trade in electrical and steam energy	subsidiary	full
7.	Przedsiębiorstwo Eksploatacji Wód Aquakonrad S.A.in liquidation	Iwiny	Production of mineral water and non-alcoholic beverages; trade in mineral water and related products	subsidiary	full
8.	Centrum Badań Jakości Sp. z o.o.	Lubin	Technical analyses and tests	subsidiary	full
9.	KGHM Kupferhandelsges mbH.	Vienna	Copper trade	subsidiary	full
10.	Pol-Miedź Trans Sp. z o.o.	Lubin	Transport	subsidiary	full
11.	KGHM Congo sprl	Lubumbashi	Ore extraction services	subsidiary	full
12.	Telefonia Lokalna S.A.	Wrocław	Telecommunication services and cybernetics	subsidiary	full
13.	KGHM Metraco Sp. z o.o.	Legnica	Trade,agent and representative services	subsidiary	full
14.	Interferie Sp. z o.o.	Lubin	Tourism, sanatorium and hotel management	indirectly subsidiary	full
15.	Zakład Wyrobów Gumowych Sp. z o.o.	Iwiny	Rubber and plastics production	indirectly subsidiary	full
16.	Przedsiębiorstwo Budowy Kopalń PeBeKa S.A.	Lubin	Mine development and tunnelling operations	indirectly subsidiary	full
17.	ZM Legmet Sp. z o.o.	Legnica	Production of mining machines, metals smelting	indirectly subsidiary	full
18.	Inova Sp. z o.o.	Lubin	Equipment testing and control and research and development	indirectly subsidiary	full
19.	Zakład Usług Wielobranżowych Sp. z o.o.	Lubin	Workshops	indirectly subsidiary	full
20.	Dolnośląska Korporacja Ekologiczna - Oława Sp. z o.o.	Oława	Collection, processing, utilisation and storage of municipal and industrial wastes	indirectly subsidiary	full
21.	Kwarce S.A.	Mikołajowice	Extraction, processing and enrichment of quartz	indirectly subsidiary	full
22.	DFM Zanam Sp. z o.o.	Polkowice	Construction and repairs of machines	indirectly subsidiary	full
23.	Walcownia Metali Nieżelaznych Sp. z o.o.	Gliwice	Tin sheet production	indirectly subsidiary	full
24.	Polskie Centrum Promocji Miedzi S.A.	Wrocław	Copper promotion	indirectly subsidiary	full
25.	Warszawska Fabryka Platerów HEFRA S.A.	Warszawa	Production and sale of non-wooden, silver plated and silver table settings, made from artificial and ceramic materials; finished and semi-finished products and services	indirectly subsidiary	full
26.	Fabryka Nakryć Stołowych "LEFANA" Sp. z o.o.	Legnica	Production and sale of stainless, plated and silver cuttlery, ceramics, products from silver and crystal , finished and semi-finished products and services	indirectly subsidiary	full
27.	Cuprum Bank S.A.	Lubin	Banking services	associated	equity method
28.	Fosroc-Ksante Sp. z o.o.	Trzebcz	Production of organic and non-organic chemicals, glues; production and sale of mineral water and non-carbonated beverages	associated	equity method
29.	Naturopak Sp. z o.o.	Wilków	Production of paper related goods and packages and production of machines for the paper industry	indirectly associated	equity method
30.	PHP Mercus Sp. z o.o.	Polkowice	Trade and production of electrical cables	indirectly associated	equity method
31.	Walcownia Metali Łabędy S.A.	Gliwice	Production of non-ferrous metals, goods made of non-ferrous metals and other services	indirectly associated	equity method
32.	Energomedia "Łabędy" Sp. z o.o.	Gliwice	Supply of mediums (gas, power, water)	indirectly associated	equity method

KGHM Polska Miedź S.A. SA-RS 2001 in '000 PLN

Entities within the Capital Group excluded from consolidation

Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Reason for exclusion from consolidation/ legal basis for exclusion	Value of shareholders' funds	Percentage share of the Capital Group in the share capital	Revenue from the sale of goods and products and financial operations	Total balance sheet value
	a	b	c	d	e	f	g	h
	SUBSIDIARIES							
1.	Towarzystwo Ubezpieczeń Wzajemnych CUPRUM	Lubin	Property and life insurance	Specific legal status - § 2 point 8 of the Decree of the Minister of Finance dated 14 June 1995 regarding detailed principles for the preparation of consolidated financial statements by non-bank entities	18 738	96.68%	18 138	35 979
	ASSOCIATES							
2.	LCP Inkubator Przedsiębiorstw S.A.	Legnica	Accounting services, leasing of real estate and transport vehicles	Short-term interest - liquidation completed on 30 September 2000. The company has not yet been removed from the National Court of Registrations.				
3.	Przedsiębiorstwo Usługowe "Mercus Serwis" Sp. z o.o.	Lubin	Servicing of fiscal and computer equipment, repairs and servicing under guarantee and post-guarantee, IT services, installation of computer networks, retail trade in fiscal and computer equipment.	Low turnover and value of assets	111	46.27%	1 289	203
4.	Przedsiębiorstwo Handlowe "Mercus Plus" Sp. z o.o.	Jelenia Góra	Wholesale sales of electrical and household goods, and of goods from porcelain and ceramics, wallpaper, wooden goods, construction materials and metallic goods, and retail sales of consumables.	Low turnover and value of assets	3 810	20.82%	5 097	5 825
5.	Przedsiębiorstwo Handlowo - Usługowe "Mercus Bis" Sp. z o.o.	Dąbrowa Górnicza	Wholesale sales of goods from porcelain, ceramics and glass and of construction materials, and retail sales of furniture, lighting equipment, and of household goods.	Low turnover and value of assets	633	23.14%	6 687	2 392
6.	Przedsiębiorstwo Handlowo - Usługowe "Lubinpex" Sp. z o.o.	Lubin	Retail trade in food products and food-related services	Low turnover and value of assets	7 114	37.02%	30 561	9 624
7.	Walcownia Blach Sp. z o.o.	Gliwice	Production and processing of non-ferrous metals.	Short-term interest - in process of liquidation	(2 031)	34.11%	3 391	157
8.	Odlewnia Metali Nieżelaznych Sp. z o.o.	Gliwice	Production and processing of non-ferrous metals.	Short-term interest - in process of liquidation	12	34.11%	213	136

The abbreviated financial statements of subsidiary and associated entities excluded from consolidation are included in this Report.

Share of entities within the Capital Group in the capital of other entities in the Capital Group

Item	Name of entity	Value of share capital	Name of entity with share in the capital of the entity	Share capital owned	
				nominal value	%
1.	2.	3.	4.	5.	6.
1.	Polskie Centrum Promocji Miedzi S.A.	100	KGHM Metale S.A.	65	65.00
-			CBPM Cuprum Sp. z o.o.	3	2.50
-			KGHM Metraco Sp. z o.o.	3	2.29
-			Walcownia Metali "Łabędy" S.A.	3	0.85
2.	Towarzystwo Ubezpieczeń Wzajemnych "CUPRUM"	10 200	KGHM Polska Miedź S.A.	9 500	93.14
-			Cuprum Bank S.A.	58	0.74
-			Interferie Sp. z o.o.	10	0.49
-			PeBeKa S.A.	163	1.59
-			PHP Mercus Sp. z o.o.	50	0.23
			DFM Zanam Sp. z o.o.	25	0.25
-			INOVA Sp. z o.o.	25	0.25
3.	Walcownia Metali Nieżelaznych Sp. z o.o.	36 123	KGHM Metale S.A.	23 134	64.04
-			Walcownia Metali "Łabędy" S.A.	11 489	10.85

8. COMPARABILITY OF STATEMENTS

The financial statements were not restated to ensure their comparability.

9. ADJUSTMENTS ARISING FROM AUDITOR OPINIONS.

There were no qualifications to the financial statements of the Capital Group in the auditor's opinions in the comparable prior periods.

10. ACCOUNTING PRINCIPLES, VALUATION METHODS FOR ASSETS AND LIABILITIES, DETERMINATION OF THE FINANCIAL RESULT.

In both presented periods the entities of the Capital Group applied the accounting principles and valuation methods mentioned below as established by the Accounting Act dated 29 September 1994, the Industry Accounting Principles and the Chart of Account of KGHM Polska Miedź S.A. in force from 1 January 1995, and reflecting changes of accounting principles applied in the current and prior financial periods.
An exception to this are subsidiaries operating under the regulations of other countries:
- KGHM Polish Copper Ltd. in London (Great Britain),
- KGHM Kupferhandelsgesellschaft in Vienna (Austria) , and
- KGHM Congo s.p.r.l. in Lubumbashi (Republic of Congo).

To meet the needs of the consolidated report, the financial statements of these entities include adjustments aimed at applying the principles used in the Capital Group.
Furthermore, some indirect subsidiaries in their own financial statements do not apply accounting principles used by the Capital Group in reference to employee benefits provisions.
Appropriate adjustments were made in the financial statements of entities of major importance to the Capital Group, in order to bring them in line with the accounting principles applied by the Capital Group.

10.1. Intangible assets

Intangible assets include:
- acquired property rights,
- purchased computer software,
- purchased perpetual usufruct of land, and
- research and development costs of successfully-completed projects to be utilised in the production of new products or improved technology.

Intangible assets are valued at:
- purchase price for acquired property rights, computer software, perpetual usufruct of land, and
- costs incurred for capitalised research and development projects.

The initial value of intangible assets is decreased by accumulated planned depreciation and unplanned depreciation write-offs.
Depreciation of intangible assets is based on the straight line method. During the financial period changes were made in depreciation rates for balance sheet depreciation of intangible assets, in which existing rates based on the official table applied for purposes of corporate income taxation were superceded by rates applied to the actual period of exploitation of intangible assets.
The effect of these changes to the comparability of the statements of the current and the comparable prior period is presented in Additional Explanatory Note No. 16.
Depreciation is written-off in the following manner:
- full depreciation of intangible assets with a value less than or equal to PLN 3.5 thousand;
- over a period of 2 years for computer software,
- over a period between 3 and 5 years for costs of completed research and development projects; and
- over a period not greater than 5 years for other intangible assets.

10.2 Tangible fixed assets

Tangible fixed assets include:
- land,
- fixed assets, and
- fixed assets under construction

Land is valued at its purchase price, while other fixed assets are valued at their purchase price or per costs incurred for their manufacturing.

The initial value of fixed assets is increased by the value of expenditure on improvements, and decreased by accumulated planned depreciation and unplanned depreciation write-offs.
Fixed assets are depreciated based on a depreciation plan. The entities of the Capital Group apply a straight line method for calculation of depreciation, and, in individual cases, a declining balance method for machines and production equipment. During the financial period changes were made in the dominant entity in depreciation rates for balance sheet depreciation of tangible fixed assets, in which existing rates based on the official table applied for purposes of corporate income taxation were superceded by rates applied to the actual period of exploitation of assets.
The result of these changes to the comparability of the statements of the current and the comparable prior period is presented in Additional Explanatory Note No. 16.
The following rates for depreciation write-offs are applied:

- full depreciation if the initial value is less than or equal to PLN 3.5 thousand;
- over a period between 3 and 5 years for fixed assets being the initial or one-time equipment for a given site, and
- with rates applied to the actual period of exploitation, in relation to the remaining fixed assets. These rates were outlined in the Industry Table of Rates for fixed assets exploited under ordinary conditions. In cases where specific conditions of use (either worsened or improved) are met, as outlined in the Catalog for Selection of Additional Balance Sheet Depreciation Rates, increased or decreased rates are applied for depreciation of fixed assets.

In the financial year the Capital Group used external fixed assets based on lease agreements in the amount of PLN 7 253 thousand. State-owned land in perpetual usufruct amounts to PLN 197 136 thousand.

10.3. Long term investments

Long term investments consist of:

- shares in external entities and shares acquired for non-trading purposes,
- securities purchased for long-term investment,
- long term loans granted,
- other rights to assets not included in tangible fixed assets or intangible assets, and
- other long term investments, including prepayments for the acquisition of shares.

Shares and long term securities are valued at purchase cost.
In the case of shares obtained in exchange for tangible contributions in kind, the excess of the nominal value of shares over their book value is accounted for as an adjustment of the nominal value of the shares to the level of their purchase price.
The valuation of shares and long term securities is subject to adjustment due to permanent diminution in value.
Long term loans are valued at the amount due for payment.

10.4. Inventory

Inventory is comprised of:

- materials ,
- goods for resale,
- finished goods,
- semi-finished products for further use in the production process, and
- work in progress.

During the year, the inventories mentioned above are valued in accordance with the following principles:

- additions of materials and goods for resale purchased – at purchase cost,
- manufactured materials – at manufacturing cost,
- production wastes - at net realisable value,
- disposal of materials and goods for resale – calculated on the basis of weighted average costs for the given item,
- materials and goods for resale in stock - calculated on the basis of weighted average costs as for disposal,
- own products- finished products and semi-finished products - are valued at manufacturing cost, calculated on the basis of average costs for the period

At the balance sheet date inventories are valued at the above mentioned principles reflecting the prudence principle.

10.5. Debtors and creditors

Debtors and creditors of the Capital Group are comprised of:

- debtors, arising from the sale of products, goods, securities, realisation of financial instruments, and also due to other legal civil and public titles, ownership relations, and from other one-off operations arising from current economic activities.

Depending on the maturity dates, counted from the balance sheet date, debtors are shown as either long term, in cases where, by agreement, the maturity date is more than one year from the balance sheet date, or as short term, in cases where, by agreement repayment terms are less than one year from the balance sheet date,

- creditors, showing the indebtedness level of the Company due to all types of legal and civil liabilities to its suppliers and other entities, and due to public titles.

  Creditors are shown as either long term, in cases where the execution date falls within a period of more than one year from the balance sheet date, or as short term, in cases where the execution date falls within a period of less than one year from the balance sheet date.

Debtors and creditors, at the date of their arising, are valued in accordance with the following principles:

- debtors expressed in Polish currency are shown at their nominal value as set upon their date of arising. Valuation of debtors expressed in foreign currency is based on the average exchange rate set by the President of the National Bank of Poland (the "NBP") as at the date of the transaction or an exchange rate from customs declaration.
- creditors expressed in Polish currency are valued at the payable amount. Creditors expressed in foreign currency are valued at the payable amount, calculated based on the average exchange rate of the NBP as at the date of the transaction or an exchange rate from a customs declaration.

At the balance sheet date, debtors and creditors are valued at the amount payable. At the balance sheet date, debtors and creditors expressed in foreign currencies are valued in accordance with the average exchange rate of the NBP at that date.

Debtors and claims are adjusted by provisions created for bad debts especially for debtors under liquidation, dismissal of bankruptcy application, overdue payments questioned by debtors and other circumstances indicating uncertainty of payments.

10.6. Cash and cash equivalents

Cash and cash equivalents comprise cash in domestic and foreign currency in hand, current bank accounts, bank deposits and accounts of documentary credit.

Treated as cash and cash equivalents are:

- cheques and external bills of exchange, and
- cash and cash equivalents in transit between the bank accounts entities of the Capital Group.

For valuation of the foreign currency inflows an exchange rate of the operating bank as at the day of the transaction is applied. The outflow of the cash from the foreign currency account is accounted for according to principle „first in, first out'. At the balance sheet date the cash in the foreign currency account is valued at the average exchange rate of the NBP at that date.

10.7. Short term investments

Short term investments comprise securities purchased for resale and debt securities with a realisation date of less than one year – bonds, bills and similar securities which have fixed or floating cash flows.

Purchased securities for resale and debt issue securities are valued at purchase cost. At the balance sheet date debt securities are valued at net realisable value and securities for trade at the lower of purchase price and net realisable value.

10.8 Prepayments, accruals and deferred income

Prepayments include expenses incurred which become costs or property in future periods.

Prepayments consist of:

- continued research and development projects,
- depreciation of initial or one-off equipment and advanced annual payments for insurances, rents, taxes etc., and
- licenses purchased for the conduct of activities

Prepayments also comprise:

- unrealised interest on bank deposits,
- excess of negative temporary differences over positive due to corporate income tax, and
- derivative instruments with a positive fair value at the balance sheet date.

Accruals relate to assessed and clearly-defined costs which do not represent amounts payable at the end of the financial year.

Accruals include:

- costs of environmental fees arising from production processes,
- costs of wages paid in periods after that of the financial period, and
- costs of unused vacations actualised at the end of the financial year.

KGHM Polska Miedź S.A. SA-RS 2001 in '000 PLN

Accruals also include financial instruments with a negative fair value at the balance sheet date.
Deferred income relates to revenues which are to be realised in future periods.
Deferred income includes:
- payment of future services and prepayment in amounts over 50% of their value,
- unrealised foreign exchange gains, and
- grants and subsidies, subsidies relating to fixed assets under construction and research and development projects.

10.9. Shareholders' Funds

Shareholders' Funds consist of:
- the share capital of the dominant entity shown at nominal value,
- reserve capital created from distribution of net profit and from the transfer of reserve capital from the revaluation of fixed assets, in that part relating to fixed assets sold or scrapped in the dominant entity and subsidiaries,
- revaluation reserve capital, as the difference between the net value of fixed assets on 1 January 1995 and their value before revaluation; and
- reserve capital for the revaluation of financial instruments, created by a decision of the General Meeting, for the purpose of presentation of changes in the fair value of financial instruments representing cash flow hedges, created in accordance with rules set down in the section „Financial Instruments".

10. 10. Provisions

Provisions are created for the purpose of protecting future activities against known risks which potentially may cause losses, or against the effects of future events.
Provisions are created for the following:
- excess of positive temporary differences over negative due to corporate income tax,
- future expenditure relating to mine closure costs, created based on the estimated costs of mine liquidation following mining excavation,
- future employee benefits due to jubilee bonuses, retirement benefits and coal equivalent payments paid after the employment period, assessed by actuarial methods and actualised at the end of the year, and
- the effects of legal and administrative proceedings and of other unresolved matters.

Provisions for future employee benefits do not include past service costs in the dominant entity in the amount of PLN 22 764 thousand arising from changes in the regulations on retirement bonuses which are, starting from 2001, presented in the books based on the straight line method over a period of 13.5 years during the average period of gaining the title to such benefits.

10.11. Special funds

Special funds comprise:
- a company social fund, created in accordance with the provisions of the Act on Company Social Funds; and
- a fund for other purposes, created from net profit by a decision of the General Meeting of Shareholders.

10.12. Costs, revenues, financial result

In the consolidated financial statements the Capital Group a profit and loss account is presented of the functional type.
Financial result - is calculated on an accrual basis, i.e. all business operations are recognised in the books regardless of the fact whether they were paid for or not and based on the principle of matching costs and revenues due to the use of prepayments and accruals or provisions.

The financial result is also affected by:

- other operating income and costs not connected with the core business of the Company, including, e.g. the sale of assets, unplanned depreciation write-offs, the write-off of current assets, the creation of provisions for future risks and their release, and the receipt or granting of donations, penalties or damages,
- income from financial operations – from the holding of shares and other securities, interest on loans and debtors, interest for overdue payments, interest on bank cash and deposits, realised exchange rate gains, profit from the sale of securities, the release of provisions and from discounts. In addition, gains on valuation or realisation of the derivative instruments are accounted for in financial income, in accordance with rules set down in the section „Derivative financial instruments",
- costs of financial operations – interest on loans, credits, liabilities, negative exchange rate differences, results of valuation of financial assets, provisions for interest payments. In addition, losses on the valuation or

realisation of derivative instruments are accounted for in financial costs, in accordance with rules set down in the section „Derivative financial instruments", and

- extraordinary gains and losses caused by natural forces or creditors' conciliatory proceedings.

Profit before taxation is adjusted by:

- corporate income tax proportional to the profit before taxation, and
- other obligatory deduction from profit before taxation.

10.13. Derivative financial instruments

Derivative instruments for the hedging of commodity price risk and currency risk are applied by the dominant entity of the Capital Group and in subsidiaries involved in commercial activities.

10.13.1 Recognition and measurement of derivative financial instruments in the balance sheet

Derivative financial instruments are recognised in the books at the moment when an entity becomes a party to a contract. Purchased instruments are initially accounted for as prepayments at their initial value, representing the purchase price of the given instrument, or – in the case of written instruments – in accruals, at the selling price of the given instrument. In the case of options the initial value represents the premium obtained or paid, and reflects transaction costs.

At the balance sheet date derivatives are remeasured to fair value. Derivatives having a fair value above zero are treated as financial assets and are shown in prepayments, while instruments having a negative value are treated as financial liabilities and are shown in accruals.

10.13.2 Fair value

Estimated fair value is equal to the amount recoverable or payable to close an outstanding position at the balance sheet date. Where possible, the market value was obtained. In the case of copper buy or sell forwards the fair value was estimated based on the official LME closing prices as at the balance sheet date for given maturity dates. For silver we applied the LBM *fixing* price, also at the balance sheet date, and silver lease rates for the given maturity dates. In other situations an appropriate pricing model was applied which made use either of actual market data or of fair value quotations given by brokers.

10.13.3 Accounting for changes in fair value and for gains or losses from realisation of a given derivative.

Accounting for the effects of changes in fair value or of gains or losses from the realisation of a given derivative depends on their intended use. The instruments are divided into hedging instruments and instruments held for trading. Hedging instruments are classified as fair value hedges and cash flow hedges. In addition, derivative instruments are divided into commodity market instruments and currency instruments.

10.13.4 Accounting for instruments held for trading

Profits and losses arising from changes in the fair value of instruments held for trading, due either to their valuation at the balance sheet date or to their realisation, are presented as either financial costs or financial income in the profit and loss account, in the period in which they arose.

10.13.5 Accounting for hedging instruments

Hedging, for accounting purposes, means designating one or more hedging instruments in such a way that the change in their fair value would offset fully or partially the change in fair value of a hedged item or of the future cash flow arising from it.

a*) Fair value hedges*

A derivative instrument used to hedge fair value is one which:

a) hedges the risk of changes in the fair value of recognised assets or liabilities (or their parts) and which may be assigned to a particular type of risk associated with such elements, and

b) will have an impact on the reported net profit or loss.

Gains and losses arising from changes in fair value due to the valuation of instruments used as fair value hedges at the balance sheet date are presented as costs or financial income in the profit and loss account, in the period in which they arose.

Simultaneously, profits or losses on a hedged position which may be assigned to a given risk adjust the carrying value of the hedged item and are immediately recognised in the profit and loss account.

KGHM Polska Miedź S.A. SA-RS 2001 in '000 PLN

b) *Cash flow hedges*

Cash flow hedge:

a) serves to hedge exposure to the variability of cash flows, that is attributable to a particular type of risk associated with a recognised asset or liability, or a forecasted future transaction, and that

b) will affect reported net profit or loss

A hedge of unrecognised firm commitment is also accounted for as a cash flow hedge.

Profits and losses arising from changes in fair value of cash flow hedges are presented as a separate item under shareholders' funds, in that portion in which the given instrument represents an effective hedge of the associated hedged item. The portion which is ineffective is taken directly to the profit and loss account.

If the hedged unrecognised firm commitment or forecasted transaction results in recognition of an asset or liability in the balance sheet, then, at the time the asset or liability is recognised, all associated gains and losses that were recognised in equity are removed from this position and are reflected in the purchase cost or other carrying amount of the asset or liability. Profits or losses having arisen from this hedging instrument are included in the profit and loss account when the given asset or liability affects the profit and loss account.

10.13.6 Dedesignation of hedges

The Capital Group ceases to recognise financial instruments in its accounts as hedging instruments upon their expiry, sale, termination or realisation, or when the entity withdraws a designation of a given financial instrument as a hedge. Entities of the Capital Group may designate a given instrument as a hedge in a new or different hedging relationship or use it as a hedge of another type of risk.

In such case, gains or losses arising from cash flows hedges in periods defined by the above-mentioned events are retained in shareholders' funds until the hedged item is realised.

If the hedge of unrecognised firm commitment or forecasted transaction ceases to function because the hedged position no longer meets the definition of unrecognised firm commitment, or because the possibility has arisen that the forecasted transaction will not take place, then the profit or loss shown in shareholders' funds is immediately transferred to the profit and loss account.

The profit or loss from a hedging instrument relating to the portion that represents an effective hedge is recognised in the profit and loss account in the same item as that of the hedged transaction. This principle is also applied to the recognition of respective cash flows in the cash flows statement.

The profit or loss from instruments held for trading is recognised respectively as either financial income or costs, while in the cash flows statement as operating activities.

10.14. Changes in accounting principles in the financial period

In the current financial period no changes were made to the accounting principles.

11. AVERAGE EXCHANGE RATE.

In the current period and in the comparable prior period the average Polish zloty exchange rates in relation to the EURO, as set by the Polish National Bank, were as follows:

		current period	comparable period
1.	exchange rate on the last day of the period	3.5219	3.8544
2.	average rate calculated as the mathematical average of the rates on the last day of each month of the period	3.6509	4.0119
3.	highest rate in the period (Tab.nr 180/A/NBP/2001, Tab. nr 3/A/NBP/2000)	3.9569	4.2797
4.	lowest rate in the period (Tab.nr 113/A/NBP/2001, Tab.nr 176/A/NBP/2000)	3.3564	3.8193

12. BASIC ITEMS OF THE BALANCE SHEET, PROFIT AND LOSS ACCOUNT AND CASH FLOW STATEMENT IN EURO.

1. Basic balance sheet items — as on the last day in '000 EURO

		current period	comparable period
	Assets in total	2 201 879	1 934 459
I.	Fixed assets	1 471 376	1 184 958
II.	Current assets	512 071	485 518
III.	Prepayments	218 432	263 983
	Shareholders' funds and liabilities	2 201 879	1 934 459
I.	Shareholders' funds	887 263	1 061 357
II.	Capital reserve arising on consolidation	345	688
III	Minority interest	4 386	6 029
IV.	Provisions	299 962	218 556
V.	Liabilities	913 863	545 128
VI	Accruals and deferred income	96 060	102 701

The EURO exchange rate used for calculating the balance sheet data on the last day of the current period, as set by the NBP for that date, was 3.5219.

The EURO exchange rate used for calculating the balance sheet data on the last day of the comparable period, as set by the NBP for that date, was 3.8544.

2. Basic profit and loss account items — in '000 EURO

		current period	comparable period
I.	Revenues from the sale of products, goods and materials	1 364 145	1 398 043
II.	Cost of sale of products, goods and materials	(1 157 258)	(1 027 287)
III	Gross profit (loss) from sales	206 887	370 756
IV	Profit (loss) from sales	(615)	221 588
V.	Operating profit	(131 711)	191 414
VI.	Profit (loss) before extraordinary items and taxation	(160 591)	187 884
VII.	Extraordinary items	(7 050)	(728)
VIII.	Consilidation goodwill write - off	(34 334)	(668)
IX.	Consolidation capital reserve write - off	399	367
X.	Profit (loss) before taxation	(201 576)	186 855
XI.	Net profit (loss)	(215 479)	124 249

For calculating the profit and loss account for the current period the EURO exchange rate was calculated as the mathematical average of the rates on the last day of each month of the period, and was set by the NBP for that date as 3.6509.

For calculating the profit and loss account for the comparable period the EURO exchange rate was calculated as the mathematical average of rates on the last day of each month of the period, and was set by the NBP for that date as 4.0119

3. Basic cash flows items — in '000 EURO

		current period	comparable period
A.	Net cash flow from operations	30 578	156 695
B.	Net cash flow from investing activities	(393 978)	(159 351)
C.	Net cash flow from financing activities	351 459	2 364
D.	Total net cash flow (A+/-B+/-C)	(11 941)	(292)
E.	Change in balance of cash and cash equivalents (*)	(7 988)	3 227
F.	Cash and cash equivalents - beginning of the period	46 503	43 276
G.	Cash and cash equivalents - end of the period (F+/-D)	38 515	46 503
(*)	Exchange rate differences	3 953	3 519

For calculating the cash flow statement for the current period the following EURO exchange rates were applied:

- data in A,B,C,D – average exchange rate calculated as the mathematical average of rates as on the last day of each month of the period, as set by the NBP for that day, i.e. 3.6509,
- data in F – as set by the NBP as at 31 December 2000, i.e. 3.8544
- data in G – as set by the NBP as at 31 December 2001, i.e. 3.5219.

For calculating the data of the cash flow statement for the comparable period the following EURO exchange rates were applied:

- data in A,B,C,D – average exchange rate calculated as the mathematical average of rates as on the last day of each month of the period, as set by the NBP for that day, i.e. 4.0119,
- data in F – as set by the NBP as at 31 December 1999, i.e. 4.1689
- data in G – as set by the NBP as at 31 December 2000, i.e. 3.8544.

KGHM Polska Miedź S.A. SA-RS 2001 in '000 PLN

13. DIFFERENCES BETWEEN POLISH AND INTERNATIONAL ACCOUNTING STANDARDS.

The Capital Group applies accounting principles and methods in accordance with the Accounting Act of 29 September 1994. The financial result and certain balance sheet items differ in amount from that which would be shown in financial statements prepared in accordance with International Accounting Standards ('IAS').
Differences between the accounting principles applied by the Capital Group and those of IAS arise as a result of the matters described below:

13.1 Accounting for the effects of hyperinflation in prior years

In the financial statements the effects of hyperinflation were not accounted for in accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies. This relates to the purchase of fixed assets during a hyperinflationary period in prior years, in which the purchase price would be adjusted to that of the equivalent purchasing power on the balance sheet date in financial statements prepared during this period. The carrying value of these assets and of other non-cash assets adjusted in this way becomes the cost in later financial statements, and also the basis for depreciation calculations. In approximation this concerns fixed assets purchased prior to the second half of the financial year 1996.

13.2 Revaluation of fixed assets

A portion of fixed assets is shown at a revalued amount determined as at 1 January 1995 in accordance with a Ruling by the Minister of Finance dated 20 January 1995 (Dz.U. Nr 7 item 34). The method applied for the revaluing of fixed assets does not however fulfil the requirements of IAS concerning the revaluation of fixed assets since, according to IAS, on the balance sheet date the revalued amount should not significantly differ from the fair value of the asset. The most recent revaluation of fixed assets was carried out by the Capital Group based on the level of prices in September 1994, as a result of which the estimated value may significantly differ from the fair value of fixed assets as at the end of the period. In addition, revaluation should include all fixed assets within a given group, and not only those purchased prior to 1 January 1995.

13.3 Determination of goodwill

In the case of business combinations qualifying as an acquisition, goodwill is determined as the difference between the fair value of the consideration and the fair value of the acquired identifiable assets and liabilities. According to Polish regulations, goodwill is defined as the difference between the purchase price and market value of net assets acquired. The Accounting Act does not specify how the market value of net assets is determined, but it should be taken into account that it may differ from the fair value of net assets determined according to IAS requirements.

13.4 Dimunition in value of assets

In accordance with IAS, the Capital Group should ensure that on the balance sheet date, its assets are valued at a level no higher than their economic value.
These principles apply to all asset categories, with the exception of inventories, assets arising as a result of construction agreements, deferred tax assets, assets arising from employee benefits and financial assets. Dimunition in the value of assets should be reflected when the book value of a given asset begins to exceed its economic value. Economic value is defined as being the higher of the two following values: the net sale price of an asset and its utility value. Utility value is the current value of estimated future cash flows arising from further use of the asset and its eventual liquidation. In accordance with the Polish Accounting Law, entities of the Capital Group are not required to perform tests of the permanent dimunition in value nor to apply write-offs to the economic value of assets, with the exception of write-offs due to permanent dimunition in the value of long term investments and of fixed assets to their net sale price, in the case of fixed assets to be scrapped or withdrawn from use. Consequently, the size of write-offs due to permanent dimunition in value caried out in the spirit of IAS may in practice be significantly different than that applied by the Accounting Act.

13.5 Provisions for mine closure costs

The dominant entity creates provisions for anticipated mine closure costs using the unit of production method, i.e. the costs of creating such provisions are charged to all financial periods until the end of exploitation, in proportion to the amount of ore excavated in a given period to that of the entire anticipated amount to be excavated. This provision reflects costs associated with the future liquidation of existing mining works which will be incurred during the cessation of mining activities.
Changes in the amount of this provision at each balance sheet date result from changes in the estimated cost of liquidation and reflect the impact of discounting. The effects of such changes are reflected in the profit and loss account.

According to IAS, liabilities arising from the costs of future mine liquidation arise at the time and as a result of a mine's construction, and should be recognised as a portion of the costs of construction of a given asset. This cost, calculated according to a fair value, is in turn depreciated together with other costs of construction of the given asset. As a result, the provision currently recognised in the balance sheet reflects the current value of all costs of mine liquidation arising from the current state of the mine works.

13.6 Specialised spare parts

In the consolidated financial statements spare parts are accounted for as an element of inventory. According to IAS, specialised spare parts which are utilised for a period longer than one year, or are utilised solely for either maintenance or for the servicing of certain fixed assets, should also be included amongst fixed assets and depreciated for a period not longer than the related fixed asset.

13.7 Unrealised exchange gains

In accordance with the Accounting Act, unrealised exchange gains are presented as deferred income, while, pursuant to IAS, such differences are credited directly to the profit and loss account.

13.8 Criteria for the capitalisation of R&D costs

IAS provide for a broader range of criteria than does the Polish Accounting Act as regards the capitalisation of R&D costs. Certain categories of R&D costs presented by the dominant entity under prepayments or intangible assets would not fulfil the criteria for capitalisation as outlined by IAS, and would be charged to the profit and loss account.

13.9 Deferred payment for the purchase and sale of assets

In prior years the dominant entity of the Capital Group purchased an asset in the form of a concession for the exploitation of an orebody, for which the payment was made in the form of instalments. Pursuant to IAS the initial value (or cost) of the assets purchased, including both fixed and intangible assets, is determined as the fair value of the remuneration paid or received in exchange for the purchased assets. If this remuneration is a payment made over an extended period of time, the fair value will be the present value of this remuneration, which is equivalent to the total discounted cash flows. In effect, the initial value of the concession under IAS would be lower, while the difference between the nominal value and the fair value would be recognised as a financial cost over the period of repayment of the liability.

13.10 Accounting for long-term contracts

In the financial statements of the subsidiaries of the Capital Group the revenue from long-term contracts is accounted for by the amounts invoiced. According to IAS, long-term contracts should be settled at each balance sheet date based on the percentage of completion method, which gives even distribution of profit from the contract during the whole time of its execution.

13.11 Obligatory creation of a deferred tax asset

According to the Accounting Act, recognition of a deferred tax asset is optional rather than compulsory. According to IAS, companies are obliged to create a deferred tax asset provided that future tax profits will allow its recovery in subsequent periods (tax realisation). In the consolidated report, a deferred tax asset due to timing differences was recognised, which increased net profit in the current year.

13.12 Tax losses carried forward from previous years

According to IAS, a deferred tax asset should be recognised in respect of the loss carried forward from previous years, which are expected to be deducted from the taxable income in subsequent years. This obligation does not exist in the Accounting Act. Recognition of the asset in the IAS financial statements would cause the increase of net profit of the current and previous year.

13.13 Capitalisation of exchange differences for assets in the course of construction

IAS does not allow the capitalisation of exchange rate differences arising on borrowing used to finance construction of an asset, except for some specific circumstances. Since the capitalisation of exchange differences performed by some subsidiaries of the Capital Group does not meet those IAS requirements which allow such capitalisation, these differences should be charged to the profit and loss account of the year in which they have occurred.

13.14 Donated fixed assets

According to accounting principles applicable in Poland, the receipt of fixed assets free of charge would result in recognition of a one-off credit to the profit and loss account equivalent to the market value of the fixed assets received. In IAS financial statements, the Capital Group would adopt a policy to recognise these amounts initially as deferred income and then to amortise them to the profit and loss account simultaneously with depreciation charges of the relevant asset.

13.15 Classification of financial and operating leases

Subsidiaries of the Capital Group use fixed assets on the basis of leasing agreements that were classified as operating leasing agreements. The conditions of some of these agreements meet the criteria of financial leasing according to IAS. Financial leasing is defined generally as a lease that transfers substantially all the risks and rewards incident to ownership of an asset (taking into consideration the principle of substance over form). Accounting for those agreements as financial leases in IAS financial statements would result in an increase in fixed assets and liabilities and improvement of the current year result.

13.16 Perpetual usufruct of land

According to IAS, perpetual usufruct of land should be depreciated over the term of the agreement. Some subsidiaries of the Capital Group depreciate the right of perpetual usufruct of land in shorter periods than depicted in the agreement. Applying IAS in that respect would cause improvement of current and prior year results.

13.17 Sale and leaseback

Within the Capital Group there are cases in which some production machinery was sold for a profit to a leasing company, and was then leased back to them under a financial lease agreement. Similar transactions are classified by IAS as sale and leaseback. If the leasing is of a financial nature, IAS requires that the surplus of sale proceeds over the carrying amount of fixed assets sold should not be recognised immediately in the income statement but should be amortised to the profit and loss account over the period of the lease.

13.18 Exclusion of entities from consolidation

According to IAS there is no possibility to exclude an entity from consolidation due to having a different legal status. Consolidation of an excluded entity (Towarzystwo Ubezpieczeń Wzajemnych CUPRUM) would increase assets and liabilities and increase the financial result for the current and previous years in the consolidated report.

13.19 Scope of disclosures

The requirements of certain International Accounting Standards comprise a broader scope of disclosures than that of this consolidated annual report.

CONSOLIDATED BALANCE SHEET

as at	Note	2001	2000
ASSETS			
I. Fixed Assets		5 182 040	4 567 303
1. Intangible assets	1	52 491	67 775
2. Goodwill arising on consolidation	2		122 883
3. Tangible fixed assets	3	4 514 124	3 908 162
4. Long term investments	4	613 529	461 246
- shares in entities consolidated by equity method		25 128	27 673
5. Long term debtors	5	1 896	7 237
II. Current assets		1 803 463	1 871 381
1. Inventory	6	998 695	902 956
2. Debtors	7	581 603	649 093
3. Own shares for sale	8		
4. Short term investments	9	87 518	140 090
5. Cash and cash equivalents	10	135 647	179 242
III. Prepayments	11	769 295	1 017 497
1. Deferred corporate income tax asset		55 572	76 770
2. Other prepayments		713 723	940 727
Total assets		7 754 798	7 456 181
SHAREHOLDERS' FUNDS AND LIABILITIES			
I. Shareholders' Funds		3 124 853	4 090 896
1. Share capital	12	2 000 000	2 000 000
2. Called up capital not paid			
3. Reserve capital	13	1 425 055	1 035 480
4. Revaluation reserve capital		744 242	757 544
5. Other reserve capital	14	(7 686)	(27 123)
6. Exchange rate differences on foreign divisions			
7. Foreign exchange differences arising on consolidation		17 755	21 383
8. Profit (loss) from prior years	15	(267 819)	(194 863)
9. Net profit (loss) for the period		(786 694)	498 475
II. Capital reserve arising on consolidation	16	1 216	2 653
III. Minority interest	17	15 447	23 237
IV. Provisions		1 056 436	842 401
1. Provisions for income tax	18		
2. Other provisions	19	1 056 436	842 401
V. Liabilities		3 218 533	2 101 143
1. Long term creditors	20	249 300	315 080
2. Short term creditors	21	2 969 233	1 786 063
VI. Accruals and deferred income	22	338 313	395 851
Total shareholders' funds and liabilities		7 754 798	7 456 181

Net assets		3 124 853	4 090 896
Shares outstanding		200 000 000	200 000 000
Net assets per share (in PLN)	23	15.62	20.45
Anticipated shares outstanding			
Diluted net assets per share (in PLN)	23		

OFF-BALANCE SHEET LIABILITIES

as at	2001	2000
a) total value of guarantees granted, of which:	21 558	306 259
- on behalf of subsidiaries	16 166	302 197
- on behalf of associated entities	3 500	3 500
- on behalf of a dominant entity		
- on behalf of other entities	1 892	562
b) other off-balance sheet liabilities, due to:	301 783	665 498
- bills of exchange	39 286	26 824
- perpetual usufruct of land	197 054	179 006
- conditional penalties	316	7 439
- disputed charge for storing of flotation wastes	37 644	
- commitments related to rationalisation and R&D implementation projects	22 976	66 824
- potential future commitments related to investment in CONGO		72 340
- other conditional	4 507	313 065
Total off-balance sheet liabilities	323 341	971 757

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Prepared for the period	Note	2001	2000
I. Revenue from the sale of products, materials and goods		4 980 356	5 608 809
1. Revenue from the sale of products	24	4 745 072	5 236 686
2. Revenue from the sale of materials and goods	25	235 284	372 123
II. Cost of sale of products, materials and goods		(4 225 032)	(4 121 373)
1. Cost of manufactured products sold	26	(4 022 048)	(3 802 564)
2. Cost of goods and materials sold		(202 984)	(318 809)
III. Gross profit (I-II)		755 324	1 487 436
IV. Selling costs		(150 603)	(69 471)
V. General administrative costs		(606 967)	(528 974)
VI. Profit from sales (III-IV-V)		(2 246)	888 991
VII. Other operating income	27	61 115	85 340
VIII. Other operating costs	28	(539 734)	(206 396)
IX. Operating profit (loss) (VI+VII-VIII)		(480 865)	767 935
X. Income from shares in other entities	29	7 759	1 639
XI. Income from other long term investments	30	511	1 710
XII. Other financial income	31	1 028 196	742 630
XIII. Financial costs	32	(1 141 902)	(760 144)
XIV. Profit (loss) before extraordinary items and taxation (IX+X+XI+XII-XIII)		(586 301)	753 770
XV. Extraordinary items (XV.1.-XV.2.)		(25 740)	(2 919)
1. Extraordinary gains	33	3 561	9 602
2. Extraordinary losses	34	(29 301)	(12 521)
XVI. Consolidation goodwill write-off		(125 348)	(2 681)
XVII. Consolidation capital reserve write-off		1 457	1 473
XVIII. Profit (loss) before taxation		(735 932)	749 643
XIX. Taxation	35	(55 401)	(191 524)
XX. Other obligatory deductions from profit (loss increase)	36		
XXI. Share in profit (loss) in entities consolidated by the equity method		1 491	(61 527)
XXII. Minority interest share of (profit) loss		3 148	1 883
XXIII. Net profit (loss)	37	(786 694)	498 475

Net profit (loss) for 12 months		(786 694)	498 475
Weighted average number of ordinary shares		200 000 000	200 000 000
Net profit (loss) per ordinary share (in PLN)	38	(3.93)	2.49
Weighted average anticipated number of ordinary shares			
Diluted net profit (loss) per ordinary share (in PLN)	38		

EXEMPTION NUMBER: 82-4639

DESCRIPTION OF CHANGES IN CONSOLIDATED SHAREHOLDERS' FUNDS

Prepared for the period	2001	2000
I. Shareholders' funds - beginning of the period	4 090 896	3 593 270
a) changes of accounting methodology (policies)		
b) corrections due to error		
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	4 090 896	3 593 270
1. Share capital - beginning of the period	2 000 000	2 000 000
1.1. Changes in share capital		
a) increase,due to:		
- issue of share		
b) decrease, due to:		
- redemption of shares		
1.2. Share capital - end of the period	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period		
2.1. Changes in called up capital not paid		
a) increase		
b) decrease		
2.2. Called up capital not paid - end of the period		
3. Reserve capital - beginning of the period	1 035 480	1 380 086
3.1. Changes in reserve capital	389 575	(344 606)
a) increase, due to:	487 847	401 617
- issue of shares over nominal value		
- from profit distribution (statutory)	1 104	26
- from profit distribution (over statutorily-required minimum value)	429 910	2 916
- consolidation adjustments (including due to permanent loss in value of shares)	43 234	384 046
- transfer from revaluation reserve capital	11 716	7 411
- share in change in associates' capital	1 883	7 218
- other		
b) decrease, due to:	(98 272)	(746 223)
- coverage of losses	(6 675)	(618 729)
- consolidation adjustment	(28 187)	(101 518)
- share in change in associates' capital	(63 410)	(25 976)
- other		
3.2. Reserve capital - end of the period	1 425 055	1 035 480
4. Revaluation reserve capital - beginning of the period	757 544	766 542
4.1. Changes in revaluation reserve capital	(13 302)	(8 998)
a) increase, due to:	393	4 386
- consolidation adjustments of capital	393	4 386
- other increases		
b) decrease, due to:	(13 695)	(13 384)
- the sale and liquidation of fixed assets	(11 716)	(7 411)
- consolidation adjustment		(3 870)
- sale of shares of entities purchased prior to 1.01.1995	(1 979)	(2 103)
- other decreases		
4.2. Revaluation reserve capital - end of the period	744 242	757 544
5. Other reserve capital - beginning of the period	(27 123)	283
5.1. Changes in other reserve capital	19 437	(27 406)
a) increase, due to:	23 222	80 204
- capital creation from net profit - decision of GM	96	131
- gains on valuation of financial instruments	23 126	80 073
b) decrease, due to:	(3 785)	(107 610)
- losses on valuation of financial instruments	(3 785)	(107 610)
5.2. Other reserve capital - end of the period	(7 686)	(27 123)
6. Exchange rate differences on foreign divisions		
7. Exchange rate differences on consolidation	17 755	21 383

EXEMPTION NUMBER: 82-4639

8. Retained profit or uncovered losses from prior years - beginning of the period	303 612	(576 429)
8.1. Retained profit from prior years - beginning of the period	713 594	349 983
- changes to accounting methodology (policies)		
- corrections due to error		
8.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	713 594	349 983
a) increase, due to:	1 325	17 969
- distribution of profit		
- changes to accounting methodology (policies)		6 203
- consolidation adjustments	1 325	11 766
- other		
b) decrease, due to:	(687 846)	(346 418)
- coverage of loss from prior years	(24 587)	(3 854)
- increase of reserve capital	(431 014)	(2 942)
- increase of other reserve capital	(96)	(131)
- dividend payment	(207 637)	(8 381)
- payment of bonuses and premiums for employees	(60)	(32)
- consolidation adjustment (including due to permanent loss in value of shares)	(24 452)	(331 078)
8.3. Retained profit from prior years - end of the period	27 073	21 534
8.4. Uncovered losses from prior years - beginning of the period	409 982	926 412
- changes to accounting methodology (policies)		
- corrections due to error		
8.5. Uncovered losses from prior years - beginning of the period, after adjustment with comparative data	409 982	926 412
a) increase, due to:	7 608	201 852
- transfer of losses to be covered		
- result of subsidiaries on the purchase date		189 652
- changes to accounting methodology (policies)		2 349
- consolidation adjustments	7 608	9 851
b) decrease, due to:	(122 698)	(911 867)
- coverage of loss from profit distribution	(24 587)	(3 854)
- coverage of loss from reserve capital and other reserve capital	(6 675)	(618 729)
- consolidation adjustments	(90 510)	(289 283)
- other decreases	(926)	(1)
8.6. Uncovered losses from prior years - end of the period	294 892	216 397
8.7. Retained profit or uncovered losses from prior years - end of the period	(267 819)	(194 863)
9. Net result	(786 694)	498 475
a) Net profit		498 475
b) Net loss	(786 694)	
II. Shareholders' funds - end of the period	3 124 853	4 090 896

Re. 3.1.a), 3.1.b), 8.2.a), 8.2.b), 8.5.a), 8.5.b):

Consolidation adjustments concern among others:

- adjustment in capital of associates
- adjustment in share of capital of minority shareholders
- write-off of goodwill from consolidation and capital reserve
- increases from the purchase and decreases from the sale of subsidiaries

Re. 8.1.:retained profit from prior years at the beginning of the period includes:		
- retained profit from prior years at the beginning of the period	21 534	5 748
- profit from prior year	692 060	344 235
Re. 8.4.: uncovered losses from prior years at the beginning of the period includes:		
- uncovered losses from prior years at the beginning of the period	216 397	559 536
- uncovered losses from prior year	193 585	366 876

EXEMPTION NUMBER: 82-4639

CONSOLIDATED STATEMENT OF CASH FLOWS

Prepared for the period	2001	2000
A. NET CASH FLOW FROM OPERATIONS (I+/-II) - indirect method	111 638	628 644
I. Net profit (loss)	(786 694)	498 475
II. Adjustments:	898 332	130 169
1. Minority shareholders profit (loss)	(3 148)	(1 883)
2. Share in (profit) loss in entities consolidated by the equity method	(1 491)	61 527
3. Depreciation (including the write-off of goodwill arising from consolidation or reserve capital arising from consolidation)	592 069	473 846
4. Foreign exchange (gains) losses	(75 358)	(3 364)
5. Interest and dividends received and paid	112 840	7 374
6. (Profit) loss on investing activities	(495)	(24 419)
7. Change in other provisions	213 854	84 470
8. Corporate income tax charge (from profit and loss account)	55 401	191 524
9. Corporate income tax paid	(48 131)	(300 353)
10. Change in inventories	(87 328)	(50 851)
11. Change in debtors	105 547	(113 684)
12. Change in short term creditors (excluding loans and credits)	(285 797)	(60 538)
13. Change in prepayments and accruals	182 096	85 746
14. Change in deferred income	(12 142)	(73 414)
15. Other items	150 415	(145 812)
B. NET CASH FLOW FROM INVESTING ACTIVITIES (I-II)	(1 438 374)	(639 300)
I. Inflow from investing activities	4 375 802	2 118 605
1. Sale of intangible fixed assets	682	780
2. Sale of tangible fixed assets	16 585	33 776
3. Sale of long term investments, of which:	5 565	80 737
- in subsidiaries	318	8 024
- in associates	2 903	49 784
- in dominant entity		
4. Sale of short term investments	4 343 815	1 999 195
5. Repayment of long term loans granted		83
6. Dividends received	7 759	1 625
7. Interest received	1 296	2 349
8. Other items	100	60
II. Outflow from investing activities	(5 814 176)	(2 757 905)
1. Purchase of intangible fixed assets	(28 523)	(15 483)
2. Purchase of tangible fixed assets	(1 082 175)	(472 082)
3. Purchase of long term investments, of which:	(132 473)	(208 505)
- in subsidiaries	(5 649)	(148 955)
- in associates		
- in dominant entity		
4. Purchase of own shares		
5. Purchase of short term investments	(4 255 494)	(2 027 567)
6. Long term loans granted	(98 050)	
7. Dividends paid to minority shareholders	(200 520)	(323)
8. Other items	(16 941)	(33 945)

EXEMPTION NUMBER: 82-4639

C. NET CASH FLOW FROM FINANCING ACTIVITIES (I-II)	1 283 141	9 483
I. Inflow from financing activities	5 439 827	1 003 671
1. Proceeds from long term bank loans and long term loans	124 463	1 258
2. Issue of long term debentures and other securities		
3. Proceeds from short term bank loans and short term loans	5 217 515	993 415
4. Issue of short term debentures and other securities		
5. Income from own shares issued		
6. Additional payments to capital		
7. Other items	97 849	8 998
II. Outflow from financing activities	(4 156 686)	(994 188)
1. Repayment of long term bank loans and long term loans	(11 830)	(2 571)
2. Redemption of long term debentures and other securities		
3. Repayment of short term bank loans and short term loans	(3 996 075)	(969 918)
4. Redemption of short term debentures and other securities		
5. Costs of the issue of own shares		
6. Purchase of own shares for retirement		
7. Dividends and other payments to shareholders		
8. Bonuses from net profit paid to the Management Board and the Supervisory Board		
9. Community development expenses		
10. Leasing and rental repayments		
11. Interest paid	(121 823)	(11 334)
12. Other items	(26 958)	(10 365)
D. TOTAL NET CASH FLOW (A+/-B+/-C)	(43 595)	(1 173)
E. CHANGE IN BALANCE OF CASH AND CASH EQUIVALENTS	(43 595)	(1 173)
- of which change due to exchange rate differences	(9)	5 249
F. CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD	179 242	180 415
G. CASH AND CASH EQUIVALENTS - END OF THE PERIOD (F+/-D)	135 647	179 242
- including those having limited rights to disposable	3 111	

EXPLANATORY NOTES AND ADDITIONAL EXPLANATORY NOTES

EXPLANATORY NOTES TO THE CONSOLIDATED BALANCE SHEET

Note 1A.

INTANGIBLE ASSETS	2001	2000
a. Defered organisation costs incurred when founding or expanding a joint stock company	773	746
b. Research and development costs	1 935	1 852
c. Purchased goodwill	2 285	2 551
d. Purchased concessions, patents, licenses and similar items, of which:	39 356	54 551
- computer software	27 487	9 043
e. Purchased perpetual usufruct of land	7 836	7 605
f. Other intangible assets	306	440
g. Prepayments on account of intangible assets		30
Total intangible assets	52 491	67 775

Note 1B.

MOVEMENTS IN INTANGIBLE FIXED ASSETS (by type)									
	a) Defered organisation costs incurred when founding or expanding a joint stock company	b) Research and development costs	c) Purchased goodwill	d)Purchased concessions, patents, licenses and similar items, of which:	- computer software	e) Purchased perpetual usufruct of land	f) Other intangible assets	g) Prepayments on account of intangible assets	Total intangible assets
a. Gross book value at the beginning of the period	1 504	3 670	2 979	131 293	22 135	9 716	3 735	30	152 927
b. Additions, due to:	355	1 787	530	26 997	24 957	1 160	311	697	31 837
- purchases	355	446		1 504	782		76		2 381
- transfer from assets under construction		470		24 858	23 560	277	206		25 811
- balance as at date of entity purchase		871	530	371	371	719	8		2 499
- other				264	244	164	21	697	1 146
c. Disposals, due to:				(137)	(137)	(299)	(209)	(727)	(1 372)
- other				(137)	(137)	(299)	(209)	(727)	(1 372)
d. Gross book value at the end of the period	1 859	5 457	3 509	158 153	46 955	10 577	3 837		183 392
e. Accumulated depreciation at the beginning of the period	758	1 818	428	76 742	13 092	2 111	3 295		85 152
f. Depreciation for the period, due to:	328	1 657	398	24 190	6 332	453	211		27 237
- planned depreciation	328	1 050	290	23 554	5 711	397	207		25 826
- depreciation as at date of entity purchase		607	108	275	268	56	8		1 054
- other				361	353		(4)		357
g. Accumulated depreciation at the end of the period	1 086	3 475	826	100 932	19 424	2 564	3 506		112 389
h. Unplanned write-offs		(47)	(398)	(17 865)	(44)	(177)	(25)		(18 512)
i. Net book value of intangible assets at the end of the period	773	1 935	2 285	39 356	27 487	7 836	306		52 491

Unplanned depreciation write-offs of intangible assets, due to:
- liquidation PLN 18 268 thousand
- sales PLN 244 thousand

EXEMPTION NUMBER: 82-4639

Note 2A.

GOODWILL ARISING ON CONSOLIDATION	2001	2000
a. Goodwill arising on consolidation -subsidiaries		122 882
b. Goodwill arising on consolidation - associates		1
Goodwill arising on consolidation - total		122 883

Note 2B.

CHANGE IN GOODWILL ARISING ON CONSOLIDATION - SUBSIDIARIES	2001	2000
a. Gross book value at the beginning of the period	125 699	388
b. Increases, due to:	2 465	125 440
- purchase of entity	465	125 439
- change in number of shares	1 089	
- other increases	911	1
c. Decreases, due to:		(129)
- change in number of shares		(129)
d. Gross book value at the end of the period	128 164	125 699
e. Write-off of goodwill arising on consolidation at the beginning of the period	2 817	137
f. Write-off of goodwill arising on consolidation for the period, due to:	125 347	2 680
- current write-off	125 347	2 680
g. Write-off of goodwill arising on consolidation at the end of the period	128 164	2 817
h. Net book value at the end of the period		122 882

Controlled entities	Date of share purchase	Purchase price	Market value of net assets as of date of purchase	Goodwill arising on consolidation	Value of write-offs
Subsidiaries	X	X	X	128 163	128 163
ZUW Sp. z o.o.	23.06.1997	10 004	10 004	0	0
DKE-Oława Sp. z o.o.	17.11.1997	385	385	0	0
Telefonia Lokalna S.A.	24.11.2000	165 502	45 174	120 328	120 329
- change of entity status				1	
WFP Hefra S.A.	7.06.2000	11 647	6 536	5 111	
- % change of stake				1 088	6 199
DFM Zanam Sp.z o.o.	11.04.2001	11 353	10 442	911	911
FNS Lefana Sp. z o.o.	26.01.2001	5 446	4 961	485	
- adjustment due to % change of stake				(20)	465
Kwarce S.A.	28.03.1997	8 380	7 992	388	
- adjustment due to purchases				(129)	259

Note 2C.

CHANGE IN GOODWILL ARISING ON CONSOLIDATION - ASSOCIATES	2001	2000
a. Gross book value at the beginning of the period	7	830
b. Increases, due to:		
- purchase of entity		
c. Decreases, due to:		(823)
- sale of entity		(818)
- change of entity status		(1)
- other		(4)
d. Gross book value at the end of the period	7	7
e. Write-off of goodwill arising on consolidation at the beginning of the period	6	827
f. Write-off of goodwill arising on consolidation for the period, due to:	1	(821)
- current write-off	1	1
- decrease of write-off		(822)
g. Write-off of goodwill arising on consolidation at the end of the period	7	6
h. Net book value at the end of the period		1

EXEMPTION NUMBER: 82-4639

Controlled entities	Date of share purchase	Purchase price	Market value of net assets as of date of purchase	Goodwill arising on consolidation	Value of write-offs
Associates	X	X	X	7	7
Naturopak Sp. z o.o.	08.07.1996	8	1	7	7

Note 3A.

TANGIBLE FIXED ASSETS	2001	2000
a. Fixed assets, of which:	4 027 257	3 384 094
- land	11 405	9 842
- buildings and structures	2 329 671	1 953 975
- plant and machinery	1 589 982	1 310 412
- vehicles	70 503	78 238
- other fixed assets	25 696	31 627
b. Assets under construction	485 934	522 357
c. Prepayments on account of tangible investments	933	1 711
Total tangible fixed assets	4 514 124	3 908 162

Note 3B.

MOVEMENTS IN TANGIBLE FIXED ASSETS (BY TYPE)	- land	- buildings and structures	- plant and machinery	- vehicles	- other fixed assets	Total tangible fixed assets
a. Gross book value at the beginning of the period	9 842	4 100 262	3 541 759	196 319	127 183	7 975 365
b. Additions, due to:	1 619	549 294	581 940	19 160	12 197	1 164 210
- purchases		1 745	11 292	1 753	2 410	17 200
- transfer from construction in progress	1 568	534 318	557 062	17 078	7 630	1 117 656
- balance as at date of acquisition granting significant influence		11 757	7 690	323	1 418	21 188
- reclassifications and other	51	1 474	5 896	6	739	8 166
c. Disposals, due to:	(56)	(39 915)	(29 779)	(5 151)	(5 884)	(80 785)
- sales	(40)	(26 184)	(13 651)	(4 358)	(1 271)	(45 504)
- contribution in kind		(1 991)	(104)			(2 095)
- reclassifications and other	(16)	(11 740)	(16 024)	(793)	(4 613)	(33 186)
d. Gross book value at the end of the period	11 405	4 609 641	4 093 920	210 328	133 496	9 058 790
e. Accumulated depreciation at the beginning of the period		2 146 287	2 231 347	118 081	95 556	4 591 271
f. Depreciation for the period, due to:		124 558	270 278	21 490	12 131	428 457
- planned depreciation		130 107	273 028	23 843	15 726	442 704
- sales		(7 733)	(8 796)	(3 767)	(2 383)	(22 679)
- contribution in kind		(1 598)	(56)			(1 654)
- depreciation as at date of entity purchase		3 912	5 768	169	1 329	11 178
- reclassifications and other		(130)	334	1 245	(2 541)	(1 092)
g. Accumulated depreciation at the end of the period		2 270 845	2 501 625	139 571	107 687	5 019 728
h. Unplanned write-offs		(9 125)	(2 313)	(254)	(113)	(11 805)
i. Net book value at the end of the period	11 405	2 329 671	1 589 982	70 503	25 696	4 027 257

Unplanned depreciation write-offs in the financial period due to:
- scrapping of worn out fixed assets not fully depreciated PLN 11 683 thousand
- transfer free of charge PLN 122 thousand

EXEMPTION NUMBER: 82-4639

Note 3C.

FIXED ASSETS BY CLASS OF OWNERSHIP	2001	2000
a. Fixed assets owned by the company	4 027 257	3 384 094
b. Fixed assets used on the basis of a leasing contract or similar arrangements, including leasing agreement		
Total tangible fixed assets	4 027 257	3 384 094

Note 3D.

OFF-BALANCE SHEET TANGIBLE FIXED ASSETS	2001	2000
Tangible fixed assets used on the basis of a leasing contract or similar arrangements, including leasing agreement, including:	204 389	184 664
- value of perpetual usufruct of land	197 136	179 006
- value of leased land	6	9
- tangible fixed assets in leasing	7 247	5 649
Total off-balance sheet tangible fixed assets	204 389	184 664

Note 4A.

LONG TERM INVESTMENTS	2001	2000
a. Own shares, of which:		
b. Shares in entities consolidated by the equity method:	25 128	27 673
- share in subsidiaries		
- share in associates	25 128	27 673
c. Other shares including:	459 522	376 180
- share in subsidiaries not subject to consolidation	9 763	1 943
- share in associates not subject to consolidation		1 309
d. Long term loans granted, of which:	100 052	2 072
- subsidiaries not subject to consolidation		
- associates		
e. Other securities, of which:	28 820	28 339
- subsidiaries not subject to consolidation		
- associates		
f. Other rights to assets (by type)		
g. Other long term investments	7	26 982
Total long term investments	613 529	461 246

Note 4B.

MOVEMENT IN LONG TERM INVESTMENTS (by type)

	a) Own shares	b) Shares in entities consolidated by the equity method	- shares in subsidiaries	- shares in associates	c) Other shares, of which:	- in subsidiaries not subject to consolidation	- in associates not subject to consolidation	d) Long term loans granted, of which:	- in subsidiaries not subject to consolidation	- in associates
a. Beginning of the period		28 982		28 982	374 871	1 943		2 072		
b. Additions, due to:		3 506		3 506	116 985	7 820		98 050		
- purchase										
- increase of shares					115 665	7 810				
- profit in associates		2 603		2 603						
- granted loan								98 050		
- other		903		903	1 320	10				
c. Disposals due to:		(7 360)		(7 360)	(32 334)			(70)		
- losses in associates		(1 112)		(1 112)						
- sales		(2 643)		(2 643)	(20)					
- withdrawal, decrease of share		(417)		(417)	(4 583)					
- adjustment to value of shares on the balance sheet date					(26 004)					
- other		(3 188)		(3 188)	(1 727)			(70)		
d. End of the period		25 128		25 128	459 522	9 763		100 052		
Total long term investments		25 128		25 128	459 522	9 763		100 052		

Note 4C.

MOVEMENT IN LONG TERM INVESTMENTS (by type) - continuation

	e) Other securities, of which:	- in subsidiaries not subject to consolidation	- associates	f) Other rights to assets (by type)	g) Other long term investments	*Total long term investments*
a. Beginning of the period	28 339				26 982	461 246
b. Additions, due to:	45 932				250 892	515 365
- purchase	45 932				1	45 933
- increase of shares						115 665
- profit in associates						2 603
- granted loan						98 050
- other					250 891	253 114
c. Disposals due to:	(45 451)				(277 867)	(363 082)
- losses in associates						(1 112)
- sales					(6)	(2 669)
- withdrawal, decrease of share						(5 000)
- adjustment to value of shares on the balance sheet date	(29 240)					(55 244)
- other	(16 211)				(277 861)	(299 057)
d. End of the period	28 820				7	613 529
Total long term investments	28 820				7	613 529

EXEMPTION NUMBER: 82-4639

Note 4D.

SHARES IN SUBSIDIARIES AND ASSOCIATES

	a	b	c	d	e	f	g	h	i	j	k	l
Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Character of capital relationship	Consolidation method applied	Date of acquisition granting significant influence	Value at purchase price of shares	Write-offs readjusting the value (total)	Book value of shares	Percentage of share capital owned	Voting interest in the General Meeting	Otherwise than as defined under letter j) or k), basis of domination
1.	CBPM Cuprum Sp. z o.o.	Wrocław	Research and development	subsidiary	full	01.01.1993	3 506		3 506	100.00	100.00	
2.	KGHM Polish Copper Ltd.	London	Copper trade	subsidiary	full	21.06.1991	6 903		6 903	100.00	100.00	
3.	Dolnośląska Spółka Inwestycyjna S.A.	Lubin	Capital investments	subsidiary	full	01.01.1995	152 640	18 710	133 930	100.00	100.00	
4.	Miedziowe Centrum Zdrowia S.A.	Lubin	Medical services	subsidiary	full	25.09.1995	38 538		38 538	100.00	100.00	
5.	KGHM Metale S.A.	Legnica	Capital investments	subsidiary	full	11.10.1995	139 374	74 657	64 717	100.00	100.00	
6.	Energetyka Sp. z o.o.	Lubin	Production, distribution and trade in electrical and steam energy	subsidiary	full	01.01.1996	46 704		46 704	100.00	100.00	
7.	PEW Aquakonrad S.A. in liquidation	Iwiny	Production of mineral water and non-alcoholic beverages; trade in mineral water and related products	subsidiary	full	01.10.1996	89 488	88 746	742	90.40	84.11	
8.	Centrum Badań Jakości Sp. z o.o.	Lubin	Technical analyses and tests	subsidiary	full	18.11.1996	2 218		2 218	99.99	99.99	
9.	KGHM Kupferhandelsges mbH.*	Vienna	Copper trade	subsidiary	full	13.11.1996	925		925	100.00	100.00	
10.	Pol-Miedź Trans Sp. z o.o.	Lubin	Transport	subsidiary	full	01.10.1996	61 442		61 442	100.00	100.00	
11.	KGHM Congo sprl*	Lubumbashi	Ore extraction services	subsidiary	full	16.03.1998	57 938	57 938		99.98	99.98	
12.	Telefonia Lokalna S.A.**	Wrocław	Telecommunication services and cybernetics	subsidiary	full	11.06.1999	875 734		875 734	100.00	100.00	
13.	KGHM Metraco Sp. z o.o.	Legnica	Trade,agent and representative services	subsidiary	full	21.06.1991	12 865		12 865	91.58	91.58	
14.	Interferie Sp. z o.o.	Lubin	Tourism, sanatorium and hotel management	indirectly subsidiary	full	15.06.1992	20 374		20 374	100.00	100.00	
15.	Zakład Wyrobów Gumowych Sp. z o.o.	Iwiny	Rubber and plastics production	indirectly subsidiary	full	29.01.1996	5 304	1 370	3 934	100.00	100.00	
16.	Przedsiębiorstwo Budowy Kopalń PeBeKa S.A.	Lubin	Mine development and tunnelling operations	indirectly subsidiary	full	01.01.1993	17 701		17 701	100.00	100.00	
17.	ZM Legmet Sp. z o.o.	Legnica	Production of mining machines, metals smelting	indirectly subsidiary	full	01.01.1993	16 619	6 600	2 519	100.00	100.00	
18.	Inova Sp. z o.o.	Lubin	Equipment testing and control and research and development	indirectly subsidiary	full	01.01.1993	3 090	800	2 290	100.00	100.00	
19.	Zakład Usług Wielobranżowych Sp. z o.o.	Lubin	Workshops	indirectly subsidiary	full	23.06.1997	7 003	2 500	4 503	100.00	100.00	
20.	Dolnośląska Korporacja Ekologiczna - Oława Sp. z o.o.	Oława	Collection, processing, utilisation and storage of municipal and industrial wastes	indirectly subsidiary	full	17.11.1997	385		385	100.00	100.00	
21.	Kwarce S.A.	Mikołajowice	Extraction, processing and enrichment of quartz	indirectly subsidiary	full	28.03.1997	14 673	2 800	11 873	99.97	99.97	
22.	DFM Zanam Sp. z o.o.	Polkowice	Construction and repairs of machines	indirectly subsidiary	full	11.04.2001	11 353	3 800	7 553	100.00	100.00	
23.	Walcownia Metali Nieżelaznych Sp. z o.o.	Gliwice	Tin sheet production	indirectly subsidiary	full	23.03.1998	21 954	9 215	12 739	74.89	74.89	
24.	Polskie Centrum Promocji Miedzi S.A.	Wrocław	Copper promotion	indirectly subsidiary	full	26.04.1995	71		71	70.64	70.64	
25.	Warszawska Fabryka Platerów HEFRA S.A.	Warszawa	Production and sale of non-wooden, silver plated and silver table settings, made from artificial and ceramic materials; finished and semi-finished products and services	indirectly subsidiary	full	07.06.2000	17 093	11 823	5 270	90.24	90.24	
26.	Fabryka Nakryć Stołowych "LEFANA" Sp. z o.o.	Legnica	Production and sale of stainless, plated and silver cuttlery, ceramics, products from silver and crystal , finished and semi-finished products and services	indirectly subsidiary	full	26.01.2001	2 163		2 163	90.24	90.24	
27	Towarzystwo Ubezpieczeń Wzajemnych Cuprum	Lubin	Property and life insurance	subsidiary	excluded	11.06.1994	9 763		9 763	96.68	96.68	
28	Cuprum Bank S.A.	Lubin	Banking services	associated	equity method	24.06.1991	5 234		5 234	26.17	29.34	
29	Fosroc-Ksante Sp. z o.o.	Trzebcz	Production of organic and non organic chemicals, glues; production and sale of mineral water and non-carbonated beverages	associated	equity method	17.08.1998	1 309		1 309	30.00	30.00	
30	Naturopak Sp. z o.o.	Wilków	Production of paper related goods and packages and production of machines for the paper industry	indirectly associated	equity method	08.07.1996	340			27.50	27.50	
31	PHP Mercus Sp. z o.o.	Polkowice	Trade and production of electrical cables	indirectly associated	equity method	17.09.1991	4 653		4 653	46.27	46.27	
32	Walcownia Metali Łabędy S.A.	Gliwice	Production of non-ferrous metals, goods made of non-ferrous metals and other services	indirectly associated	equity method	15.01.1997	7 589	7 589		34.11	34.11	
33	Energomedia "Łabędy" Sp. z o.o.	Gliwice	Supply of mediums (gas, power, water)	indirectly associated	equity method	24.09.1999	6 300	812	5 488	34.11	34.11	

Related to column g:

when shares are acquired for contribution in kind, the purchase price is calculated as the nominal value adjusted by excess of valuation of contribution in kind over book value

** From 8 February 2002 name changed to Telefonia Dialog S.A.

EXEMPTION NUMBER: 82-4639

Note 4E.

SHARES IN SUBSIDIARIES AND ASSOCIATES - continuation

Item	a	m							n		o		p	r	s	t
	Name of entity (with indication of legal form)	Shareholders' Funds	of which: Share capital	Called up capital not paid	Reserve Capital	Other Shareholders' Funds	of which: Profit (loss) from prior years	Net Profit (loss)	Liabilities, of which:	long term liabilities	Debtors, of which:	long term debtors	Total assets	Revenue from sales	Share capital not paid by the issuer	Dividends received or due from prior year
1.	CBPM Cuprum Sp. z o.o.	5 756	3 506		1 507	742	(858)	1 206	4 396	1 071	4 029		10 195	20 242		
2.	KGHM Polish Copper Ltd.	19 084	7 567		5 494	6 023		1 129	9 795		14 240	202	36 463	791 481		1 652
3.	Dolnośląska Spółka Inwestycyjna S.A.	112 001	158 448			(46 447)	(19 037)	(27 410)	579		15 804	4 458	113 596	721		
4.	Miedziowe Centrum Zdrowia S.A.	42 241	43 162		430	(1 351)	1	(1 351)	3 976		6 146	1 643	51 807	45 012		
5.	KGHM Metale S.A.	80 922	139 374		7 807	(66 259)		(66 259)	30 663		1 006		111 677	61		
6.	Energetyka Sp. z o.o.	109 016	62 719		48 772	(2 475)		(2 475)	19 693		12 707		134 005	64 831		
7.	PEW Aquakonrad S.A. in liquidation	546	87 553		568	(87 575)	(51 652)	(35 924)	2 773		1 801		12 542	14 881		
8.	Centrum Badań Jakości Sp. z o.o.	7 020	2 918		3 076	1 026		1 026	3 988		3 049		16 592	27 906		
9.	KGHM Kupferhandelsges mbH.*	1 269	925			345		138	39 201	2 815	40 362		40 851	255 073		
10.	Pol-Miedź Trans Sp. z o.o.	140 497	137 423		49	3 025		3 025	38 493		17 043		195 577	392 106		
11.	KGHM Congo sprl*	48 070	58 590			(10 520)	(13 528)	(7 626)	28 945		1 581		79 697	3 173		
12.	Telefonia Lokalna S.A.**	9 974	850 000	(200 000)		(640 026)	(226 328)	(413 700)	1 808 712	123 267	52 227		1 911 204	225 039	200 000	
13.	KGHM Metraco Sp. z o.o.	17 002	2 750		8 697	5 556		5 551	16 711		16 566		34 675	409 999		5 657
14.	Interferie Sp. z o.o.	49 469	48 245		10 166	(8 943)	(6 767)	(3 352)	6 991	672	1 182		58 306	26 096		
15.	Zakład Wyrobów Gumowych Sp. z o.o.	6 749	10 192		145	(3 588)	(3 132)	(456)	1 519		521		8 347	4 654		
16.	Przedsiębiorstwo Budowy Kopalń PeBeKa S.A.	20 147	11 115		5 576	3 457	(13 125)	15 728	53 921	299	50 642		103 845	297 386		
17.	ZM Legmet Sp. z o.o.	4 882	16 003		1 336	(12 456)	(4 713)	(9 166)	20 337		8 319		29 372	66 734		
18.	Inova Sp. z o.o.	3 580	2 853		1 845	(1 119)	(2 094)	514	4 249		2 914		8 769	23 115		
19.	Zakład Usług Wielobrażowych Sp. z o.o.	4 393	7 003		911	(3 520)	(3 464)	(56)	4 979		4 726		12 941	43 495		
20.	Dolnośląska Korporacja Ekologiczna - Oława Sp. z o.o.	4 499	385		2 433	1 681	(341)	2 022	5 353	197	3 637		9 860	13 707		
21.	Kwarce S.A.	11 881	12 270		172	(561)		(561)	7 600	1 690	2 406	16	19 536	8 311		
22.	DFM Zanam Sp. z o.o.	6 518	8 035		671	(2 187)	(3 190)	(1 354)	16 980	2 025	4 541		26 280	39 833		
23.	Walcownia Metali Nieżelaznych Sp. z o.o.	35 714	36 123		504	(913)	(889)	(25)	3 609		5 122		39 749	52 221		
24.	Polskie Centrum Promocji Miedzi S.A.	151	100		39	12		12	256		279		508	3 229		
25.	Warszawska Fabryka Platerów HEFRA S.A.	4 941	8 200		4 967	(8 225)	(8 331)	(61)	13 251		11 370		19 611	7 185		
26.	Fabryka Nakryć Stołowych "LEFANA" Sp. z o.o.	65	4 000			(3 935)	(2 656)	(1 280)	2 662		258		2 881	238		
27	Towarzystwo Ubezpieczeń Wzajemnych Cuprum	18 738	10 200		5 015	3 522		3 522	12 059		2 298		35 980	13 887		7 600
28	Cuprum Bank S.A.	44 268	20 000		19 694	4 575		129	457 784	7 392	369 368	176 634	524 369	96 791		248
29	Fosroc-Ksante Sp. z o.o.	7 065	4 500		598	1 966		1 966	676		784		8 557	14 217		
30	Naturopak Sp. z o.o.	-235	1 213			(1 448)	(971)	(476)	1 446		1 496		2 413	1 885		
31	PHP Mercus Sp. z o.o.	24 688	5 158		15 765	3 766		2 330	44 753		21 367		69 481	323 977		
32	Walcownia Metali Łabędy S.A.	16 393	23 768			(7 375)	(5 984)	(1 391)	2 980		988		19 635	420		
33	Energomedia "Łabędy" Sp. z o.o.	5 580	6 291			(711)	(191)	(520)	395		487		6 077	6 953		

*historic valuation of share capital

EXEMPTION NUMBER: 82-4639

Note 4F.

SHARES IN OTHER ENTITIES								
	a	b	c	d	e	f	g	h
Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Book value of shares	Percentage of share capital owned	Voting interest in the General Meeting	Share capital not paid by the issuer	Dividends received or due from prior year
1	Polkomtel S.A.	Warsaw	Operator of GSM mobile telephones	437 250	19.61	19.61		
2	Polskie Towarzystwo Reasekuracyjne S.A.	Warsaw	Reinsurance	12 500	11.88	11.88		
3	Telewizja Familijna S.A.	Warsaw	Radio and television activities, telecommunications, advertising, film production, publishing		11.96	11.96		
4	LCP Inkubator Przedsiębiorstw S.A.	Legnica	Accounting services and rent of real estate, vehicles		29.41	29.41		
5	Mechanische Werke "Legmet" Vertrieb GmbH	Berlin	Commercial activities, consulting on construction machinery		18.52	18.52		
6	Powszechne Towarzystwo Emerytalne EPOKA	Warsaw	Retirement Fund		5.82	5.82		
7	Other -share less then 5%	X		9				
	Total			449 759	X	X		

Note 4G.

LONG TERM LOANS GRANTED (BY CURRENCY)	2001	2000
a. Loans in Polish currency	100 052	2 072
b. Loans in foreign currency		
b1.unit / currency		
'000PLN		
b2.unit / currency		
'000PLN		
b3.unit / currency		
'000PLN		
b4. other currencies in '000PLN		
Total long term loans granted	100 052	2 072

Note 4H.

LONG TERM SECURITIES, INTERESTS AND OTHER RIGHTS TO ASSETS (BY CURRENCY)	2001	2000
a. In Polish currency	487 719	416 453
b. In foreign currency	25 751	15 739
b1.unit / currency '000 / DEM		
'000PLN		
b2.unit / currency '000 / USD	6 851	3 640
'000PLN	25 751	15 739
b3.unit / currency '000 / GBP		
'000PLN		
b4. other currencies in '000PLN		
Total long term securities, interests and other rights to assets	513 470	432 192

EXEMPTION NUMBER: 82-4639

Note 4I.

LONG TERM SECURITIES, INTERESTS AND OTHER RIGHTS TO ASSETS (NEGOTIABILITY)	2001	2000
a. Fully transferable securities, quoted on stock exchanges (Balance Sheet value)	3 070	3 087
a. Shares (Balance Sheet value)		
- value adjustments (on account)		
- value at purchase price		
b. Bonds (Balance Sheet value)	3 070	3 087
- value adjustments (on account)	88	105
- value at purchase price	2 982	2 982
c. Other by type (Balance Sheet value)		
c1		
- value adjustments (on account)		
- value at purchase price		
B. Fully transferable securities, traded on over-the counter markets (Balance Sheet value)		
a. Shares (Balance Sheet value)		
- value adjustments (on account)		
- value at purchase price		
b. Bonds (Balance Sheet value)		
- value adjustments (on account)		
- value at purchase price		
c. Other by type (Balance Sheet value)		
c1		
- value adjustments (on account)		
- value at purchase price		
C. Fully transferable, not traded on regulated market (Balance Sheet value)		9 513
a. Shares (Balance Sheet value)		
- value adjustments (on account)		
- value at purchase price		
b. Bonds (Balance Sheet value)		9 513
- value adjustments (on account)		316
- value at purchase price		9 197
c. Other by type (Balance Sheet value)		
c1) Treasury bills (Balance Sheet value)		
- value adjustments (on account)		
- value at purchase price		
D. Securities with limited transferability (Balance Sheet value)	510 400	419 592
a. Shares (Balance Sheet value)	484 650	403 853
- value adjustments (on account)	(24 753)	(11 926)
- value at purchase price	509 403	415 779
b. Bonds (Balance Sheet value)		
- value adjustments (on account)	(26 000)	
- value at purchase price	26 000	
c. Other by type (Balance Sheet value)	25 750	15 739
c1. Participation unit (Balance Sheet value)	25 750	15 739
- value adjustments (on account)	(3 223)	
- value at purchase price	28 973	15 739
Total value at purchase price	567 358	443 697
Total adjustments (net)	53 888	11 505
Total Balance Sheet value	513 470	432 192

EXEMPTION NUMBER: 82-4639

Note 4J.

OTHER ITEMS IN LONG TERM INVESTMENTS (BY CURRENCY)	2001	2000
a. in Polish currency	7	26 982
b. in foreign currency		
b1.unit / currency		
'000PLN		
b2.unit / currency		
'000PLN		
b3.unit / currency		
'000PLN		
b4. other currencies in '000PLN		
Total other items in long term investments	7	26 982

Note 5A.

LONG TERM DEBTORS	2001	2000
a) Long term debtors for goods, works and services, of which:		35
- from subsidiaries		
- from associates		
- from dominant entity		
b) Other long term debtors, of which:	1 896	7 202
- from subsidiaries		
- from associates		
- from dominant entity		
Net long term debtors	1 896	7 237
c) Provisions for debtors	408	304
Gross long term debtors	2 304	7 541

Note 5B.

CHANGE IN LONG TERM DEBTORS	2001	2000
a) beginning of the period	7 541	2 303
b) increase, due to:	1 880	7 138
- realised commercial transaction	1 642	
- other	238	7 138
c) decrease, due to:	(7 117)	(1 900)
- repayment of debtors and transfer to short term debtors	(126)	(1 128)
- other	(6 991)	(772)
Long term debtors - end of the period	2 304	7 541

Note 5C.

CHANGE IN PROVISIONS FOR LONG TERM DEBTORS	2001	2000
a) beginning of the period	304	580
b) increase, due to:	239	34
- creation of provisions	196	33
- adjustment and other	43	1
c) utilisation, due to:	(97)	(35)
- cancellation, unrecoverable	(93)	(32)
- other	(4)	(3)
d) releases, due to:	(38)	(275)
- repayment of debtors	(31)	(2)
- adjustments and other	(7)	(273)
Provisions for long term debtors - end of the period	408	304

EXEMPTION NUMBER: 82-4639

Note 5D.

LONG TERM DEBTORS (BY CURRENCY)	2001	2000
a. in Polish currency	2 102	7 325
b. in foreign currency	202	216
b1.unit / currency '000 / GBP	35	35
'000PLN	202	216
b2.unit / currency		
'000PLN		
b3.unit / currency		
'000PLN		
b4. other currencies in '000PLN		
Total long term debtors	2 304	7 541

Note 6.

INVENTORIES	2001	2000
a) Materials	77 965	67 102
b) Semi-finished products and work in progress	768 824	704 192
c) Finished products	139 480	112 231
d) Goods for resale	11 475	10 118
e) Prepayments on deliveries	951	9 313
Total inventories	998 695	902 956

Note 7A.

SHORT TERM DEBTORS	2001	2000
a) Short term debtors for goods, works and services, of which:	308 341	368 016
- from subsidiaries		
- from associates	685	1 818
- from dominant entity		
b) Other short term debtors from subsidiaries		
c) Other short term debtors from associates	109	52
d) Other short term debtors from a dominant entity		
e) Tax, subsidies and social insurance debtors	209 875	202 015
f) Debtors from dividends and other profit sharing activities		14
g) Other short term debtors	62 894	78 618
h) Disputed claims, not provisioned for	384	378
Net debtors	581 603	649 093
i) Provisions for debtors	66 736	30 462
Gross debtors	648 339	679 555

Note 7B.

CHANGE IN PROVISIONS FOR SHORT TERM DEBTORS	2001	2000
a) Beginning of the period	30 462	33 886
b) Increase due to:	44 003	8 619
- creation of provisions	42 437	7 814
- acquisition granting significant influence	529	596
- adjustments and other	1 037	209
c) Utilisation due to:	(2 281)	(893)
- cancellation of debt	(1 216)	(176)
- overdue and doubtful debtors	(732)	(715)
- other	(333)	(2)
d) Release due to:	(5 448)	(11 150)
- provisions of sold subsidiaries in reporting period	(216)	(57)
- repayment of debtors	(3 389)	(9 489)
- adjustments and other	(1 843)	(1 604)
Total provisions for debtors - end of the period	66 736	30 462

EXEMPTION NUMBER: 82-4639

Note 7C.

SHORT TERM DEBTORS (BY CURRENCY)	2001	2000
a) Debtors in Polish currency	536 440	507 737
b) Debtors in foreign currency	111 899	171 818
b1.unit / currency '000 / USD	14 553	31 136
'000PLN	57 928	129 004
b2.unit / currency '000 / DEM	74	11 639
'000PLN	133	22 937
b3.unit / currency '000 / EUR	12 429	5 063
'000PLN	43 561	19 513
b4. unit / currency '000 / GBP	898	
'000PLN	5 185	
b5. unit / currency '000 /ATS	19 892	
'000PLN	5 090	
b4. other currencies in '000PLN	2	364
Total short term debtors	648 339	679 555

Note 7D.

AGEING OF TRADE DEBTORS FOR GOODS, WORK AND SERVICES (GROSS) - REPAYMENT TERM REMAINING SINCE BALANCE SHEET DATE	2001	2000
a) Less than 1 month	224 766	184 977
b) Over 1 month to 3 months	22 475	24 743
c) Over 3 months to 6 months	610	1 539
d) Over 6 months to 1 year	6 871	3 495
e) Over 1 year	557	314
f) Debtors overdue	92 554	161 245
Total gross debtors for goods, work and services	347 833	376 313
g) Provision for debtors for goods, work and services	(39 492)	(8 262)
Total net debtors for goods, work and services	308 341	368 051

One month is the time for payment of debtors due to normal sales of goods, work and services.

Note 7E.

AGEING OF OVERDUE TRADE DEBTORS FOR GOODS, WORK AND SERVICES (GROSS) - SHOWING REPAYMENTS OUTSTANDING ON DEBTORS IN THE GIVEN TERM	2001	2000
a) Less than 1 month	29 071	136 303
b) Over 1 month to 3 months	33 580	14 987
c) Over 3 months to 6 months	11 965	2 951
d) Over 6 months to 1 year	7 519	2 504
e) Over 1 year	10 419	4 500
Total gross overdue debtors for goods, work and services	92 554	161 245
f) Provision for overdue debtors for goods, work and services	(38 202)	(7 262)
Total net overdue debtors for goods, work and services	54 352	153 983

Of the total debtors the disputed and overdue debtors are:	In total	including those uncovered by provisions
- trade debtors for goods, work and services	92 554	54 352
- disputed in court	3 865	384
- other debtors	4 004	1 526

Note 8A.

OWN SHARES FOR SALE				
Amount	Value at purchase price	Balance Sheet value	Reason of purchase	Designation

Note 8B.

ISSUER'S SHARES BEING SUBSIDIARIES' PROPERTY			
Name of the entity, location of Head Office	Amount	Value at purchase price	Balance Sheet value

EXEMPTION NUMBER: 82-4639

Note 9A.

SHORT TERM SECURITIES, SHARES AND OTHER RIGHTS TO ASSETS	2001	2000
a) Shares and interests, of which:	58 885	64 405
- in subsidiaries		
- in associates		
- in dominant entity		
b) Other securities, of which:	28 633	75 685
- subsidiaries		
- associates	281	
- dominant entity		
c) Other rights to assets (by type)		
Total short term securities, shares and other rights to assets	87 518	140 090

Note 9B.

SHORT TERM SECURITIES, SHARES AND OTHER RIGHTS TO ASSETS (BY CURRENCY)	2001	2000
a) In Polish currency	87 500	140 090
b) In foreign currencies	18	
b1.unit / currency '000 / USD		
'000PLN		
b2.unit / currency '000 / ATS	71	
'000PLN	18	
b3.unit / currency		
'000PLN		
b4. other currencies in '000PLN		
Total short term securities, shares and other rights to assets	87 518	140 090

EXEMPTION NUMBER: 82-4639

Note 9C.

SHORT TERM SECURITIES, INTERESTS AND OTHER RIGHTS TO ASSETS (NEGOTIABILITY)	2001	2000
A. Fully transferable securities, quoted on stock exchanges (Balance Sheet value)	29 310	64 405
a) Shares (Balance Sheet value)	29 304	64 405
- Value at market price	29 303	65 876
- Value at purchase price	34 298	66 264
b) Bonds (Balance Sheet value)	6	
- Value at market price	6	
- Value at purchase price	6	
c) Other by type (Balance Sheet value)		
c1) Other (Balance Sheet value)		
- Estimated market value		
- Value at purchase price		
B. Fully transferable securities, traded on over- the counter markets (Balance Sheet value)	931	7 145
a) Shares (Balance Sheet value)		
- Value at market price		
- Value at purchase price		
b) Bonds (Balance Sheet value)		
- Value at market price		
- Value at purchase price		
c) Other by type (Balance Sheet value)	931	7 145
c1) Treasury bills (Balance Sheet value)	931	7 145
- Estimated market value	913	7 145
- Value at purchase price	894	7 037
C. Fully transferable securities, not traded on regulated markets (Balance Sheet value)	22 541	68 540
a) Shares (Balance Sheet value)		
- Value at market price		
- Value at purchase price		
b) Bonds (Balance Sheet value)	14 770	10 347
- Value at market price	14 770	10 347
- Value at purchase price	13 115	10 069
c) Other by type (Balance Sheet value)	7 771	58 193
c1) Debt securities (Balance Sheet value)		
- Estimated market value		
- Value at purchase price		
c2) Treasury bills, bills of exchange (Balance Sheet value)	3 757	35 217
- Estimated market value	2 889	35 217
- Value at purchase price	14 231	34 524
c3) Commercial papers (Balance Sheet value)	4 014	22 976
- Estimated market value	4 014	22 976
- Value at purchase price	3 963	22 278
D. Securities with limited transferability (Balance Sheet value)	34 736	
a) Shares (Balance Sheet value)	29 581	
- Estimated market value	29 581	
- Value at purchase price	31 947	
b) Bonds (Balance Sheet value)	683	
- Estimated market value	683	
- Value at purchase price	660	
c) Other by type (Balance Sheet value)	4 473	
c1) Treasury bills (Balance Sheet value)	3 387	
- Estimated market value	3 387	
- Value at purchase price	3 039	
c2) Commercial papers (Balance Sheet value)	1 086	
- Estimated market value	1 086	
- Value at purchase price	1 083	
Total value at purchase price	103 236	140 172
Total value adjustments	(15 718)	(82)
Total value at market price/estimated market value	86 632	141 561
Total Balance Sheet value	87 518	140 090

EXEMPTION NUMBER: 82-4639

Note 10A.

CASH	2001	2000
a) Cash in hand	453	580
b) Cash at bank	132 460	177 886
c) Other cash	2 734	776
Total cash	135 647	179 242

Note 10B.

CASH (BY CURRENCY)	2001	2000
a) Cash in Polish currency	112 659	154 629
b) Cash in foreign currency	22 988	24 613
b1.unit / currency '000 / USD	3 954	5 343
'000PLN	15 704	22 142
b2.unit / currency '000 / DEM	21	68
'000PLN	37	133
b2.unit / currency '000 / ATS	514	600
'000PLN	131	168
b2.unit / currency '000 / GBP	379	34
'000PLN	2 190	209
b3.unit / currency '000 / EUR	1 397	502
'000PLN	4 923	1 946
b4. other currencies in '000PLN	3	15
Total cash	135 647	179 242

Note 11A.

CHANGE IN DEFERRED CORPORATE INCOME TAX ASSET	2001	2000
Deferred corporate income tax asset- beginning of the period	76 770	
a) increase, due to:	431 674	119 042
- excess of newly-arisen negative temporary deferences over positive	431 674	119 042
b) decrease, due to:	(452 872)	(42 272)
- netting of the balance of deferred tax provision	(452 872)	(42 272)
Deferred corporate income tax asset - end of the period	55 572	76 770

Note 11B.

OTHER PREPAYMENTS	2001	2000
a) prepayments of costs, of which:	590 021	828 330
- licensing fees	562 800	803 480
- costs of unfinished research and development works	12 362	14 928
- other	14 859	9 922
b) other prepayments, of which:	123 702	112 397
- valuation of derivative instruments of positive fair value	92 764	103 868
- counted interest on bank deposits	1 592	201
- costs of products sold in next period	23 814	
- other	5 532	8 328
Total prepayments	713 723	940 727

EXEMPTION NUMBER: 82-4639

Note 12.
SHARE CAPITAL

Nominal value per share = 10.00 PLN

Issue series	Type of share	Kind of preferences	Amount of shares	Issue/Series' nominal value	Capital coverage method	Date of registration	Right to dividends (from date)
A*	Bearer	Ordinary	53 000 000	530 000	the statutory capital and part of state enterprise capital transferred into share capital	12-09-91	On registr. date
A	Bearer	Ordinary	147 000 000	1 470 000	transferring to share capital of the dominant entity part of the reserve capital	16-05-97	01-01-97
Total amount of shares			200 000 000				
Total share capital				2 000 000			

*For purposes of comparison, the number of shares assumed following a stock split was authorised on the basis of resolution of the Extraordinary General Meeting of 30 April 1997 (date of registration 16 May 1997)

Information on changes in share capital between 1 January 2001 - 31 December 2001.

In 2001 there were no changes in the share capital of the dominant entity. On 31 December 2001 the share capital amounted to PLN 2 000 000 000 and was divided into 200 000 000 ordinary bearer shares with a nominal value of PLN 10.00 each.

On 31 December 2001 shareholders holding 5% or more of the share capital, and at the same time entitled to 5% or more votes at the shareholders' meeting, in accordance with information held by the dominant entity, were the following:

1. The State Treasury– 88 567 589 shares of KGHM Polska Miedź S.A. (as at 12 January 2001, excluding those shares remaining from the packet designated for entitled employees), representing 44.28% of the share capital of the Company, together with the same number of votes at the General Meeting.

2. Bankers Trust Company - depositary bank in the Depositary Receipt Program of the Company, which as at 31 December 2001 had issued 15 456 077 depositary receipts, representing 30 912 154 shares and 15.46% of the share capital of the dominant entity, together with the same number of votes at the General Meeting.

3. Powszechna Kasa Oszczędności Bank Polski SA - 10 750 922 shares of KGHM Polska Miedź S.A. (as at 12 January 2001), representing 5.38% of the share capital of the dominant entity, together with the same number of votes at the General Meeting.

Note 13.

RESERVE CAPITAL	2001	2000
a) Share premium account		
b) Statutory reserves	681 906	680 651
c) Reserve capital, created in accordance with statutory requirement, over the obligatory amount	724 246	342 385
d) Additional payments to reserve capital		
e) Other	18 903	12 444
Total reserve capital	1 425 055	1 035 480

Note 14.

OTHER RESERVE CAPITAL BY TYPE	2001	2000
- reserve capital for the valuation of hedging transactions	(8 196)	(27 537)
- other item of other reserve capital	510	414
Total other reserve capital	(7 686)	(27 123)

Note 15.

RETAINED PROFIT OR UNCOVERED LOSS FROM PRIOR YEARS	2001	2000
a) Retained profit (positive value)	27 073	21 534
b) Uncovered loss (negative value)	(294 892)	(216 397)
Retained profit or uncovered loss from prior years	(267 819)	(194 863)

EXEMPTION NUMBER: 82-4639

Note 16A.

CAPITAL RESERVE ARISING FROM CONSOLIDATION	2001	2000
a. Capital reserve arising from consolidation - subsidiaries	873	1 177
b. Capital reserve arising from consolidation - associates	343	1 476
Total capital reserve arising from consolidation	1 216	2 653

Note 16B.

CHANGE IN CAPITAL RESERVE ARISING FROM CONSOLIDATION - SUBSIDIARIES	2001	2000
a. Gross value at beginning of the period	1 520	224
b. Increase due to:		1 334
- purchase of shares		1 334
c. Decrease due to:		(38)
- other		(38)
d. Gross value at the end of the period	1 520	1 520
e. Write-off of capital reserve arising from consolidation at the beginning of the period	343	92
f. Write-off of capital reserve arising from consolidation for the period due to:	304	251
- current year write-off	304	251
g. Write-off of capital reserve arising from consolidation at the end of period	647	343
h. Net value at the end of the period	873	1 177

Controlled entity	Date of share purchase	Purchase price	Market value of assets as at date of purchase	Capital reserve arising on consolidation	Value of write-offs
Subsidiaries	X	X	X	1 520	647
Walcownia Metali Nieżelaznych Sp. z o.o.	23.03.1998	13 083	13 200	117	
- adjustment of reserve due to purchase				37	
- adjustment of reserve due to purchase				70	
- adjustment of reserve due to purchase	15.02.2000			1 334	
- other adjustments	18.02.2000			(38)	647

Note 16C.

CHANGE IN CAPITAL RESERVE ARISING FROM CONSOLIDATION - ASSOCIATES	2001	2000
a. Gross value at the beginning of the period	9 797	10 081
b. Increase due to:	41	
- change of entity status	41	
c. Decrease due to:	(593)	(284)
- sale of shares	(593)	(284)
d. Gross value at the end of the period	9 245	9 797
e. Write-off of capital reserve arising from consolidation at the beginning of period	8 321	7 383
f. Write-off of capital reserve arising from consolidation for the period due to:	581	938
- current year write-off	1 154	1 222
- other increases	20	
- sale of shares	(593)	(284)
g. Write-off of capital reserve arising from consolidation at the end of period	8 902	8 321
h. Net value at the end of period	343	1 476

EXEMPTION NUMBER: 82-4639

Controlled entity	Date of share purchase	Purchase price	Market value of assets as at date of purchase	Capital reserve arising on consolidation	Value of write-offs
Associated	X	X	X	9 244	8 901
WM "Łabędy" S.A.	15.01.1997	7 588	12 913	5 325	
- adjustment of reserve due to purchase				403	5 397
PHP Mercus Sp. z o.o.	31.12.1994	1 663	4 201	2 538	
- adjustment of capital reserve due to change of shares in capital				306	2 845
Fosroc Ksante Sp. z o.o.	31.12.1994	1 309	1 350	41	28
Cuprum Bank S.A.	31.12.1994	5 234	5 865	631	631

Note 17.

CHANGE IN MINORITY SHAREHOLDERS' EQUITY	2001	2000
a. Balance at beginning of the period	23 237	24 695
b. Increase due to:	743	8 039
- share in changes of financial result	471	750
- purchase of shares in subsidiary entity		6 535
- changes in Group structure	131	754
- other	141	
c. Decrease due to:	(8 533)	(9 497)
- changes in Group structure	(4 358)	(4 115)
- share in changes of financial result	(3 619)	(2 633)
- other	(556)	(2 749)
d. Balance at end of the period	15 447	23 237

Note 18.

CHANGE IN PROVISIONS FOR CORPORATE INCOME TAX	2001	2000
Provisions for corporate income tax - beginning of the period		13 563
a. Increase, due to:	2 714	28 709
- excess of provisions created over those reversed	2 714	28 709
b. Decrease, due to:	(2 714)	(42 272)
- netting of the balance of defered tax assets	(2 714)	(42 272)
Total provisions - end of the period		

Note 19A.

OTHER PROVISIONS (BY TYPE)	2001	2000
- provisions for costs of mines closure	239 231	228 167
- provisions for employee benefits	696 434	531 530
- provisions for disputed issues and court proceedings	21 374	7 322
- provisions for disposals of fixed assets	8 323	10 329
- other	91 074	65 053
Total other provisions	1 056 436	842 401

Note 19B.

CHANGE IN OTHER PROVISIONS (EXCLUDING PROVISIONS FOR DEBTORS)	Provisions for costs of mines closure	Provisions for employee benefits	Provisions for disputed issues and court proceedings	Provisions for disposals of fixed assets	Other	Total other provisions
a) Other provisions - beginning of the period	228 167	531 530	7 322	10 329	65 053	842 401
b) Increase due to:	20 947	169 935	15 224	2 130	67 342	275 578
- creation of provisions	20 947	169 893	15 224	2 130	66 998	275 192
- other		42			344	386
c) Utilisation due to:	(9 660)	(642)	(62)	(1 446)	(35 497)	(47 307)
- realisation of expenses, losses and liabilities	(9 660)	(642)	(62)	(1 446)	(35 497)	(47 307)
d) Release due to:	(223)	(4 389)	(1 110)	(2 690)	(5 824)	(14 236)
- elimination of threats, realisation of costs	(223)	(3 475)	(1 034)	(2 690)	(552)	(7 974)
- sale of entity outside of Capital Group						
- other		(914)	(76)		(5 272)	(6 262)
e) Total other provisions - end of the period	239 231	696 434	21 374	8 323	91 074	1 056 436

Note 20A.

LONG TERM CREDITORS	2001	2000
a. Long term bank loans, of which:	124 766	14 972
- from a dominant entity		
b. Other long term loans, of which:	197	511
- from subsidiaries		
- from associated entities		
- from a dominant entity		
c. Creditors due to issued long term debt securities		
d. Creditors due to other securities and rights to assets		
e. Creditors related to financial lease agreements		
f. Other long term creditors, of which:	124 337	299 597
- licenses for telecommunication activities	123 267	297 945
- other	1 070	2 652
Total long term creditors	249 300	315 080

Note 20B.

LONG TERM CREDITORS - REPAYMENT TERM REMAINING SINCE BALANCE SHEET DATE	2001	2000
a. Over 1 year, to 3 years	129 337	304 581
b. Over 3 years, to 5 years	119 963	10 499
c. Over 5 years		
Total long term creditors	249 300	315 080

Note 20C.

LONG TERM CREDITORS (BY CURRENCY)	2001	2000
a) in Polish currency	3 121	4 254
b) in foreign currency	246 179	310 826
b1.unit / currency '000 / DEM		4 973
'000PLN		9 800
b2.unit / currency '000 / ATS	11 000	11 000
'000PLN	2 815	3 081
b3.unit / currency '000 / EUR	35 144	77 300
'000PLN	123 775	297 945
b4.unit / currency '000 / USD	30 000	
'000PLN	119 589	
b5. other currencies in '000PLN		
Total long term creditors	249 300	315 080

EXEMPTION NUMBER: 82-4639

Note 20D.

LONG TERM CREDITORS DUE TO BANK CREDITS AND LOANS								
Name of entity (company) and legal form	Location of Office	Amount of credit/loan according to agreement		Payable amount of credit/loan		Interest rate	Repayment period	Security
		PLN	Currency	PLN	Currency			
Bank Handlowy S.A.	Warsaw	119 589	30 000 USD	119 589	30 000 USD	2.53%	28.12.2004	proxy rights to bank account managed by Bank Handlowy
Bank Austria	Vienna	2 815	11 000 ATS	2 815	11 000 ATS	4.50%	revolving	surrender of debtors
PeKaO S.A.	Lubin	3 329	1 600 DEM	508	144 DEM	5.30%	30.09.2003	own bill of exchange in blanco, secured mortgage on real estate, surrender of rights to insurance policy, proxy right to bank account
Wschodni Bank Cukrownictwa	Lublin	32		17		variable	27.09.2004	pledge on fixed assets
FORTIS Bank Polska S.A.	Wrocław	1 000		811		WIBOR+ 2.5%	02.05.2006	mortgage, surrender of rights to insurance policy
LG PETRO BANK S.A.	Wrocław	700		545		WIBOR+ 3.5%	30.06.2006	mortgage, rights to tangible fixed asset
LG PETRO BANK S.A.	Wrocław	300		289		WIBOR+ 3.5%	31.07.2006	mortgage, rights to tangible fixed asset
WFOŚ i GW	Koszalin	241		163		5.60%	31.10.2005	own bill of exchange in blanco, right to tangible fixed asset
WFOŚ i GW	Wrocław	1 197		197		11.00%	16.07.2003	bill of exchange, surrender of debtors
Volkswagen Bank	Warsaw	46		29		19.50%	18.12.2004	right to tangible fixed asset
Total	x	129 249	x	124 963	x	x	x	x

Note 20E.

LONG TERM CREDITORS DUE TO THE ISSUING OF LONG TERM DEBT SECURITIES					
Corporate bonds by type	Face value	Interest rate	Redemption period	Guarantees/Security	Additional rights
Total	X	X	X	X	X

EXEMPTION NUMBER: 82-4639

Note 21A.

SHORT TERM CREDITORS	2001	2000
a. Bank loans, of which:	1 854 212	627 872
- from a dominant entity		
b. Loans, of which:	307	657
- from subsidiaries		
- from associated entities		
- from a dominant entity		
c. Issued short term corporate bonds		1 000
d. Other securities and rights to assets		
e. Goods, work and services, of which:	380 412	531 466
- to subsidiaries		
- to associated entities	14 206	17 736
- to a dominant entity		
f. Advances received for deliveries	853	518
g. Bills of exchange payable		1 000
h. Creditors for taxes, customs duty	25 156	28 422
i. Creditors for dividends	353	353
j. Creditors for wages	81 681	105 272
k. Creditors due to social insurance and other benefits	51 969	89 274
l. Long term creditors repayable in the present period, of which:	302 565	222 433
- due to bank credit and loans	806	2 040
- other	301 759	
m. Special funds	56 013	52 676
n. Other short term creditors, of which:	215 712	125 120
- mining royalty	10 755	16 234
- environmental fees	61 944	50 739
- deposit exploitation right	22 124	22 995
- deposit	7 396	
- creditors for employee settlements, other	113 493	35 152
Total short term creditors	2 969 233	1 786 063

Note 21B.

SHORT TERM CREDITORS (BY CURRENCY)	2001	2000
a) in Polish currency	1 740 186	1 744 984
b) in foreign currency	1 229 047	41 079
b1.unit / currency '000 / USD	220 296	7 133
'000PLN	878 160	29 553
b2.unit / currency '000 / DEM	179	1 726
'000PLN	323	3 422
b3.unit / currency '000 / GBP	91	372
'000PLN	525	2 300
b4.unit / currency '000 / ATS	864	
'000PLN	221	
b5.unit / currency '000 / EUR	99 304	435
'000PLN	349 740	1 649
b6. other currencies in '000PLN	78	4 155
Total short term creditors	2 969 233	1 786 063

Note 21C.

SHORT TERM CREDITORS DUE TO BANK CREDITS AND LOANS								
Name of entity (company) and legal form	Location of head office	Amount of credit/loan as per agreement		Payable amount of credit/loan		Interest rate	Repayment period	Security
		PLN	Currency	PLN	Currency			
0	1	2	3	4	5	6	7	8
Citibank International PLC, ABN AMRO N.V. Citibank N.A.	London	797 260	200 000 USD or equivalent in EUR, GBP, CHF	179 384	45 000 USD	4.04%	04.02.2002	unsecured
				39 863	10 000 USD	3.94%	21.02.2002	
				39 863	10 000 USD	3.89%	27.02.2002	
				159 452	40 000 USD	2.85%	05.06.2002	
				79 726	20 000 USD	2.75%	05.06.2002	
				39 863	10 000 USD	2.86%	10.06.2002	
				59 795	15 000 USD	2.66%	14.06.2002	
				39 863	10 000 USD	2.71%	18.06.2002	
				39 863	10 000 USD	2.73%	27.06.2002	
				52 829	15 000 USD	4.03%	02.01.2002	
Bank Handlowy S.A.	Warsaw	159 452	40 000 USD	159 452	40 000 USD	2.17%	28.06.2002	proxy rights to bank account
Bank PKO S.A. Warszawa - organiser of consortium	Warsaw	115 000		115 000		12.98%	19.12.2002	proxy rights to bank account managed by the Banks
Bank PKO S.A. Warszawa - organiser of consortium	Warsaw	800 000		800 000		12.80%	19.12.2002	
Bank Handlowy S.A.	Warsaw	11 146	2 796 USD	11 146	2 796 USD	2.29%	01.01.2002	proxy rights to bank account
Cuprum Bank S.A.	Lubin	8 000		2 517		WIBOR + 4%	07.10.2002	secured mortgage; pledge on coal inventories
Citibank S.A.	Warsaw	0		1		20.00%	02.01.2002	unsecured
Kredyt Bank S.A.	Legnica	1 500		1 326		15.53%	30.05.2002	secured mortgage on perpetual usufruct of land; secured mortgage on real estate; proxy rights to bank account; rights to tangible fixed assets; surrender of rights to insurance policy
Kredyt Bank S.A.	Legnica	1 200		1 200		16.41%	30.05.2002	secured mortgage on real estate; proxy rights to bank account; rights to tangible fixed assets; surrender of rights to insurance policy
PeKaO S.A.	Lubin	3 329	1 600 DEM	679	193 DEM	5.30%	30.09.2003	own bill of exchange in blanco with declaration, proxy rights to bank account, secured mortgage on perpetual usufruct of land; surrender of rights to insurance policy
Cuprum Bank S.A.	Lubin	800		674		22.50%	27.09.2002	secured mortgage on real estate; surrender of rights to insurance policy; proxy rights to bank account; rights to tangible fixed assets
BRE Bank S.A.	Wroclaw	700		700		WIBOR + 4%	31.01.2002	bill of exchange, mortgage
BRE Bank S.A.	Wroclaw	1 530		1 530		WIBOR + 4%	17.04.2002	bill of exchange, mortgage
Cuprum-Bank S.A.	Legnica	300		300		WIBOR + 4%	21.02.2002	bill of exchange, rights to tangible fixed assets
Cuprum-Bank S.A.	Legnica	500		500		WIBOR + 4%	28.06.2002	bill of exchange, rights to tangible fixed assets
WFOŚ i GW	Koszalin	241		52		5.60%	31.10.2005	own bill of exchange in blanco, rights to tangible fixed asset
WFOŚ i GW	Wroclaw	61		37		19.50%	23.07.2002	bill of exchange, pledge by registration on fixed asset
WFOŚ i GW	Wroclaw	1 197		300		11.00%	16.07.2002	bill of exchange, surrender of debtors
Fundusz Gwarantowanych Świadczeń Pracowniczych	Wroclaw	974		293		0%	21.02.2002	bill of exchange
Fundusz Gwarantowanych Świadczeń Pracowniczych	Wroclaw	85		14		0%	10.02.2002	mortgage on real estate
Wschodni Bank Cukrownictwa	Lublin	32		8		variable	27.12.2002	pledge on fixed asset
LG Petro Bank S.A.	Wroclaw	700		155		WIBOR + 3.5%	31.12.2002	mortgage; rights to tangible fixed assets; surrender of rights to insurance policy
LG Petro Bank S.A.	Wroclaw	300		11		WIBOR + 3.5%	31.12.2002	mortgage; rights to tangible fixed assets; surrender of rights to insurance policy
Bank Śląski	Katowice	919		919		variable	24.01.2002	bill of exchange, surrender of debtors
Bank Spółdzielczy	Legnickie Pole	800		778		19.50%	28.02.2002	surrender of rights to insurance policy
Volkswagen Bank Polska S.A.	Warsaw	46		4		19.50%	18.12.2002	pledge on fixed asset
Cuprum Bank S.A.	Lubin	3 500		2 658		variable 13.54%	26.07.2002	proxy rights to bank account; bill of exchange in blanco with declaration, surrender of rights to insurance policy of tangible fixed assets, right to assets and inventories
Kredyt Bank S.A.	Warsaw	2 050		139		variable 18.45%	31.03.2002	guarantee granted by DSI S.A.
Raiffeisen Bank Polska S.A.	Warsaw	2 500		1 801		variable 13.58%	25.07.2002	bill of exchange in blanco with declaration; proxy rights to bank account; pledge by registration on materials inventories with surrender of rights to insurance policy; surrender of future debtors from cooperation agreement
Fortis Bank Polska S.A.	Wroclaw	1 000		189		WIBOR + 2.5%	05.12.2002	secured mortgage; surrender of rights to insurance policy
Fortis Bank Polska S.A.	Warsaw	2 000		2 021		variable 14.02%	13.08.2002	guarantee granted by DSI S.A., proxy rights to account, secured mortgage
Societe Generale	Warsaw	1 500		548		WIBOR 1m+ 0.8%	30.04.2002	surrender of debtors, guaranteed by KGHM Metale S.A.
Raiffeisen Bank Polska S.A.	Warsaw	1 200		0		WIBOR 1m+1%	24.05.2002	surrender of debtors, pledge by registration on inventories; guaranteed by KGHM Metale S.A.
Bank Śląski	Katowice	20 000		19 872		WIBOR 3m+ 0.5%	17.04.2002	pledge on shares of PKN Orlen S.A.
I. Total	x	1 939 822	x	1 855 325	x	x	x	x

Note 21D.

SHORT TERM CREDITORS DUE TO THE ISSUING OF SHORT TERM DEBT SECURITIES					
Corporate bonds by type	Face value	Interest rate	Redemption period	Guarantees/ Security	Additional rights
0	1	2	3	4	5
II. Total		x	x	x	x

EXEMPTION NUMBER: 82-4639

INFORMATION ON CLAIMS TO ASSETS OF A LEGAL AND OBLIGATORY NATURE

Security granted by the Capital Group to long and short term loans and credit drawn

Item	Name of the entity, beneficiary of the security	Type of security	Amount secured	Security is valid up to
1	2	3	4	5
1	Bank PKO S.A. (Consortium of banks)	proxy rights to bank accounts	915 000	19.12.2002
2	Bank PKO S.A. (Consortium of banks)	proxy rights to bank accounts	173 404	19.12.2002
3	Bank Handlowy	proxy rights to bank accounts	119 589	28.12.2004
4	Cuprum Bank S.A.	secured mortgage	9 814	07.10.2002
5	Cuprum Bank S.A.	secured on coal inventories	6 000	07.10.2002
6	BRE Bank S.A.	blockage of cash - secured by a guarantee granted for the Customs Office in Wrocław	240	without time limit
7	Bank Handlowy S.A.	guarantee granted in respect of debt limit	150	10.05.2002
8	ING Bank Śląski S.A.	bank deposit - security on creditors towards sharesholders due to unpaid dividends	353	without time limit
9	Rafineria Gdańsk S.A.	secured mortgage	15 000	without time limit
10	PeKaO S.A.	secured mortgage on perpetual usufruct of land	7 500	30.09.2003
11	Cuprum Bank S.A.	secured mortgage	1 650	27.09.2002
12	Cuprum Bank S.A.	rights to fixed assets	1 621	27.09.2002
13	Kredyt Bank S.A.	contractual mortgage	700	30.05.2002
14	Kredyt Bank S.A.	contractual mortgage	500	30.05.2002
15	Kredyt Bank S.A.	secured mortgage	900	30.05.2002
16	Kredyt Bank S.A.	secured mortgage	900	30.05.2002
17	Kredyt Bank S.A.	rights to fixed assets	1 091	30.05.2002
18	Kredyt Bank S.A.	rights to fixed assets	923	30.05.2002
19	WFOŚ i GW	own bill of exchange, surrender of debtors	1 197	16.07.2003
20	Cuprum Bank S.A.	fixed assets	451	07.02.2002
21	Cuprum Bank S.A.	surrender of debtors	436	07.02.2002
22	Cuprum Bank S.A.	rights to fixed assets	137	20.09.2002
23	Cuprum Bank S.A.	rights to fixed assets	105	20.09.2002
24	Cuprum Bank S.A.	bill of exchange; rights to fixed assets; pledge by registration	500	24.06.2002
25	Bank Ochrony Środowiska	bill of exchange; pledge by registration	61	23.07.2003
26	Bank Spółdzielczy	mortgage; right to fixed assets	1 549	28.02.2002
27	Volkswagen Bank	right to fixed assets	46	18.12.2004
28	Wschodni Bank Cukrownictwa	pledge on fixed assets	53	27.09.2004
29	Fundusz Gwarantowanych Świadczeń Pracowniczych	mortgage on land	85	10.12.2002
30	Raiffeisen Bank S.A.	bill of exchange in blanco; pledge by registration on materials inventories; surrender of future debtors from cooperation agreement	3 125	25.07.2002
31	Raiffeisen Bank S.A.	bill of exchange in blanco; pledge by registration on materials inventories; surrender of future debtors from cooperation agreement	2 500	25.07.2002
32	BRE Bank S.A.	bill of exchange; secured mortgage	1 500	17.04.2002
33	LG Petro Bank S.A.	mortgage; rights to fixed assets	1 050	30.06.2009
34	LG Petro Bank S.A.	mortgage	450	31.07.2009
35	WFOŚ i GW	rights to fixed assets	241	31.10.2005
36	Bank Śląski	surrender of debtors	2 332	24.01.2002
37	Dom Inw BRE Bank S.A.	blockage of cash on bank account	450	indefinite
38	Rejestr Ksiąg Wieczystych	mortgage		
39	Dom Inw BRE Bank S.A.	blockage of treasury bills	200	01.03.2003
40	Dom Inw BRE Bank S.A.	blockage of treasury bills	102	15.11.2002
41	STU Hestia Insurance S.A.	bill of exchange	300	05.12.2002
42	Handlowy Leasing S.A.	bill of exchange	1 163	21.09.2004
43	Handlowy Leasing S.A.	bill of exchange	907	12.10.2004
44	Europejski Fundusz Leasingowy S.A.	bill of exchange	89	17.08.2002
45	Europejski Fundusz Leasingowy S.A.	bill of exchange	1 595	01.11.2004
46	Europejski Fundusz Leasingowy S.A.	bill of exchange	153	07.12.2004
47	Bankowy Fundusz Leasingowy S.A.	bill of exchange	390	15.08.2004
48	Bankowy Fundusz Leasingowy S.A.	bill of exchange	85	25.06.2003
49	Centrala Techniczna "Eltech"	bill of exchange	100	22.01.2002
50	Prema S.A.	bill of exchange	100	05.04.2002
51	Prema S.A.	bill of exchange	100	08.05.2002
52	Trans - Leg s.c.	bill of exchange	100	22.03.2002
53	Trans - Leg s.c.	bill of exchange	100	22.03.2002
54	Legserwis s.c.	bill of exchange	65	04.03.2002
55	Cuprum Bank S.A.	rights to inventories	2 874	24.07.2002
56	Cuprum Bank S.A.	rights to assets	626	24.07.2002
57	Fortis Bank Polska S.A.	secured mortgage on real estate	2 000	13.08.2002
58	Fortis Bank Polska S.A.	mortgage; rights to fixed assets	1 500	02.10.2009
59	Bank Śląski S.A. Katowice	blockage of shares of PKN Orlen S.A.	19 872	18.04.2002
60	Raiffeisen Bank Polska S.A.	pledge by registration on inventories	2 300	24.05.2002
	TOTAL		1 306 324	X

Note 21E.

SPECIAL FUNDS (BY TYPE)	2001	2000
a. Social fund	55 907	52 242
b. Branch fund	106	434
Total special funds	56 013	52 676

Note 22.

ACCRUALS AND DEFERRED INCOME	2001	2000
a. Accruals, of which:	222 357	267 758
- wages	17 092	99 399
- provision for unused vacations	13 706	16 166
- valuation and settlement of derivative instruments	149 457	130 962
- statisticaly calculated interest on loans		9 367
- other	42 102	11 864
b. Deferred income, of which:	115 956	128 093
- unrealised exchange rate gains	108 549	56 397
- payments for future services	1 797	66 265
- grants, subsidies, subsidies relating to capital expenditure and research projects	2 254	2 082
- other	3 356	3 349
Total accruals and deferred income	338 313	395 851

Note 23.

INFORMATION USED IN THE CALCULATION OF NET ASSETS PER SHARE AND DILUTED NET ASSETS PER SHARE	2001	2000
Shareholder's Funds	3 124 853	4 090 896
Shares outstanding	200 000 000	200 000 000
Net assets per share (in PLN)	15.62	20.45
Anticipated number of shares		
Diluted net assets per share (in PLN)		

The value of net assets per share was established as the relation between Shareholder's Funds of the Capital Group on the balance sheet date to outstanding shares of KGHM Polska Miedź S.A.

EXPLANATORY NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

Note 24A.

REVENUE FROM THE SALE OF PRODUCTS (MATERIAL STRUCTURE - BY TYPE OF ACTIVITY)	2001	2000
- Copper, silver, gold and smelter by-products	4 090 477	4 829 882
- Energy	50 364	48 984
- Services	462 983	206 911
- Mining machinery, mining transport equipment and other equipment	27 471	31 976
- Other products	113 777	118 933
Total revenue from the sale of products	4 745 072	5 236 686

Note 24B.

REVENUE FROM THE SALE OF PRODUCTS (TERRITORIAL STRUCTURE)	2001	2000
a. Domestic	1 987 786	1 924 280
b. Export	2 757 286	3 312 406
Total revenue from the sale of products	4 745 072	5 236 686

Note 25A.

REVENUE FROM THE SALE OF MATERIALS AND GOODS FOR RESALE (MATERIAL STRUCTURE - BY TYPE OF ACTIVITY)	2001	2000
- smelter products	38 225	157 676
- wastes and resale of material	15 234	28 481
- fuels, gas	161 849	135 603
- other	19 976	50 363
Total revenue from the sale of materials and goods for resale	235 284	372 123

Note 25B.

REVENUE FROM THE SALE OF MATERIALS AND GOODS FOR RESALE (TERRITORIAL STRUCTURE)	2001	2000
a. Domestic	212 603	271 691
b. Export	22 681	100 432
Total revenue from the sale of materials and goods for resale	235 284	372 123

(in '000 PLN)

Revenue from sales, by type of activity and territorial structure, for the period 1 January 2001 to 31 December 2001

Item	Sale by type of products and type of activity	Value of the sale		
		Total (column 4 + 5)	Domestic	Export
1	2	3	4	5
I.	SEMI-FINISHED AND FINISHED PRODUCTS			
1.	Copper, precious metals, smelting by-products, insulated cables, cables	4 090 477	1 364 425	2 726 052
2.	Salt	21 983	17 302	4 681
3.	Energy	50 364	50 364	
4.	Mining machines, vehicles for mining, spare parts, sub-assemblies and other similar equipment	24 003	21 787	2 216
5.	Steel structures and construction elements, building elements	3 468	1 853	1 615
6.	Processing of copper	49 726	39 696	10 030
7.	Other products	42 068	40 361	1 707
8.	TOTAL PRODUCTS	4 282 089	1 535 788	2 746 301
II.	SERVICES			
1.	Repairs and maintenance of machines, equipment, repairs of engines	4 900	4 833	67
2.	Transportation	21 088	15 939	5 149
3.	Research, analyses, designing, training services	2 505	2 505	
4.	Telecommunication and IT services	211 577	211 577	
5.	Hotels, tourism, recreation, sanatorium services and food catering	22 299	19 006	3 293
6.	Promotional services	960	162	798
7.	Leasing, renting and other services connected with real estate	15 403	15 403	
8.	Other services: industrial, and other.	64 802	63 124	1 678
9.	TOTAL SERVICES	343 534	332 549	10 985
III.	ASSEMBLY AND CONSTRUCTIONS SERVICES			
1.	Mining works	118 124	118 124	
2.	Other	1 325	1 325	
3.	TOTAL SERVICES	119 449	119 449	
IV.	REVENUE FROM THE SALE OF PRODUCTS - TOTAL (I+II+III)	4 745 072	1 987 786	2 757 286
V.	TRADE			
V.1	GOODS - TOTAL	211 831	189 150	22 681
	- Fuels, gas	161 849	161 849	
	- Smelter products	38 225	15 986	22 239
	- Other goods	11 757	11 315	442
V.2	MATERIALS - TOTAL	23 453	23 453	
	- Resale of materials, wastes	15 234	15 234	
	- Other	8 219	8 219	
VI.	REVENUE FROM THE SALE OF GOODS AND MATERIALS (V.1 + V.2)	235 284	212 603	22 681

EXEMPTION NUMBER: 82-4639

Note 26.

COSTS BY TYPE	2001	2000
a. Consumption of materials and energy	1 327 171	1 366 680
b. External services	1 205 478	902 473
c. Taxes and fees	230 022	232 229
d. Wages and salaries	1 383 088	1 196 404
e. Social insurance and other benefits	391 869	359 504
f. Depreciation	468 179	472 639
g. Other	83 605	93 259
Total costs by type	5 089 412	4 623 188
Change in work in progress and finished goods	56 976	(28 904)
Costs of production of products for internal use (negative value)	(366 770)	(193 275)
Selling costs (negative value)	(150 603)	(69 471)
General administration costs (negative value)	(606 967)	(528 974)
Costs of production of manufactured products sold	4 022 048	3 802 564

Note 27.

OTHER OPERATING INCOME	2001	2000
a) Income from the sale of fixed assets	10 536	4 180
b) Grants received	582	200
c) Release of provisions, due to:	17 941	54 474
- cessation of risks	2 166	39 465
- recovery of debtors	3 322	8 210
- other	12 453	6 799
d) Other, of which:	32 056	26 486
- recovery from liquidation of fixed assets	889	1 533
- donated assets	191	620
- penalties and compensation received	9 144	3 366
- other	21 832	20 967
Total other operating income	61 115	85 340

Note 28.

OTHER OPERATING COSTS	2001	2000
a) Cost of fixed assets sold	8 052	3 483
b) Adjustments to inventories value	4 905	3 838
d) Unplanned depreciation write offs	8 213	6 787
e) Provisions established due to:	301 051	156 482
- doubtful debtors	39 105	5 522
- future expenses for mine liquidation	15 651	36 992
- other expenses, losses and liabilities	246 295	113 968
f) Other, of which:	217 513	35 806
- adjustment to valuation of licensing fee	170 173	
- fixed assets liquidation costs	6 711	5 746
- correction of costs for prior years	67	1 054
- other	40 562	29 006
Total other operating costs	539 734	206 396

Unplanned depreciation write offs in other operating costs refer to:

- scrapping of worn out fixed assets and write-off of intangible assets PLN 6 570 thousand
- free of charge transfer of fixed assets, donations PLN 122 thousand
- other PLN 1 521 thousand

EXEMPTION NUMBER: 82-4639

Note 29.

INCOME FROM SHARES IN OTHER ENTITIES	2001	2000
Income from shares in other entities, of which:	7 759	1 639
1. Subsidiaries		
2. Associates		
3. Dominant entity		
Total income from shares in other entities	7 759	1 639

Note 30.

INCOME FROM OTHER LONG TERM INVESTMENTS	2001	2000
Income from other long term investments, of which:	511	1 710
1. Subsidiaries		
2. Associates		
3. Dominant entity		
Total income from other long term investments	511	1 710

Note 31.

OTHER FINANCIAL INCOME	2001	2000
a. Interest from loans granted, of which:	5 365	
- from subsidiaries		
- from associates		
- from dominant entity		
b. Other interest, of which:	48 236	37 443
- from subsidiaries		
- from associates		
- from dominant entity		
c. Profit from the sale of securities, shares and other rights to assets	11 023	30 159
d. Adjustment in value of securities, shares and other rights to assets	2 034	2 129
e. Foreign exchange gains	217 501	155 541
f. Release of provisions, due to:	1 231	1 858
- release of provisions due to loans and interest	1 231	1 858
g. Other, of which:	742 806	515 500
- gains from realisation and valuations of derivative instruments	741 038	513 956
- other	1 768	1 544
Total other financial income	1 028 196	742 630

Re.c:

Profit from the sale of securities	PLN 4 712 529 thousand	PLN 2 136 371 thousand
- Value of securities sold	PLN 4 682 250 thousand	PLN 2 076 449 thousand
- Consolidation adjustment of value of long term securities sold	PLN (19 256) thousand	PLN (29 763) thousand

EXEMPTION NUMBER: 82-4639

Note 32.

FINANCIAL COSTS	2001	2000
a. Interest from bank or other loans, of which:	129 675	12 535
- to subsidiaries		
- to associates		
- to dominant entity		
b. Other interest, of which:	20 342	4 628
- to subsidiaries		
- to associates		
- to dominant entity		
c. Loss on securities and other rights to assets sold		
d. Adjustment in value of securities, shares and other rights to assets	60 761	4 450
e. Foreign exchange losses, of which:	171 658	166 765
- realised	122 939	97 417
- unrealised	48 719	69 348
f. Provisions established, due to:	8 201	14 194
- loans and interest	8 201	14 194
g. Other financial costs, of which:	751 265	557 572
- losses from realisation and valuations of derivative instruments	742 973	554 900
-other	8 292	2 672
Total financial costs	1 141 902	760 144

Note 33.

EXTRAORDINARY GAINS	2001	2000
a. Profits resulting from accidents	2 468	2 633
b. Profit from the sale of shares in subsidiaries		6 197
c. Profit from the sale of shares in associates	203	672
d. Other, of which:	890	100
- profit from creditors' settlements proceedings	11	5
- other gains	879	95
Total extraordinary gains	3 561	9 602

Note 34.

EXTRAORDINARY LOSSES	2001	2000
a. Losses resulting from accidents	2 139	2 934
b. Losses from the sale of shares in subsidiaries		
c. Losses from the sale of shares in associates	252	3 575
d. Other, of which:	26 910	6 012
- *discontinuation of activities*	26 463	5 928
- losses from creditors' settlements proceedings	447	83
- other		1
Total extraordinary losses	29 301	12 521

INFORMATION ABOUT THE RESULT OF WHOLE OR PARTIAL SALES HELD IN SUBSIDIARIES AND ASSOCIATES

Name of entity	Consideration	Result on sale	Net assets of entity sold
Subsidiaries		X	X
Associates			
ZM Lena Sp. z o.o.	cash	203	1 764
Ancor HMG Europa Sp. z o.o.	cash	(252)	879

EXEMPTION NUMBER: 82-4639

Note 35.

CORPORATE INCOME TAX RECONCILIATION	2001	2000
1. Profit before taxation (consolidated)	(735 932)	749 643
2. Consolidation adjustments	(64 616)	(27 550)
3. Permanent differences between profit (loss) before tax and tax base	339 328	94 791
4. Temporary timing differences between profit before tax and tax base	(13 655)	46 215
5. Other differences between profit before tax and tax base, of which:	(19 776)	(45 786)
- Losses from prior years	(9 339)	(25 048)
6. Tax base	(365 419)	872 413
7. Corporate income tax at the rate of 28%, 30%, dividend tax	29 556	287 338
8. Increase, tax exemptions, write offs and reductions of tax	4 211	(5 640)
9. Corporate income tax charge	34 229	281 875
10. Provision for deffered income tax		
- Beginning of the period		13 563
- Increase	2 714	28 709
- Decrease	(2 714)	(42 272)
- End of the period		
11. Deferred income tax asset		
- Beginning of the period	76 770	
- Increase	431 674	119 042
- Decrease	(452 872)	(42 272)
- End of the period	55 572	76 770
12. Corporate income tax matched to profit (loss) before taxation, (as shown in profit and loss account)	55 401	191 524

Re. 7:

The KGHM Polska Miedź S.A. Capital Group is not a capital group as defined by tax regulations. The tax was calculated as a sum of taxes of the consolidated subsidiaries with regard to the consolidated adjustments.

MAIN DIFFERENCES BETWEEN INCOME TAXATION SHOWN IN THE PROFIT AND LOSS ACCOUNT AND INCOME TAXATION CALCULATED BASED ON TAX BASE, WITH ACCOUNTS OF THE MAIN DIFFERENCES	2001
a) amount of write-off due to:	
- investment relief	
- investment premium	
b) tax deductible donation	(9 239)
c) causes of surrender, release, write-off and reduction of income tax	4 211
- adjustment of income tax from prior years	4 211
- other	
d) deffered tax liabilities as at 31.12.2001 with indication of tax rate (28%), due to:	
- positive timing differences	(95 395)
interest charged	(6 941)
depreciation of fixed assets subject to investment relief	(34 188)
valuation of securities at the balance sheet date	(458)
other	(53 808)
- negative timing differences	147 156
exchange rate differences	2 024
provisions	7 086
interest charged	1 800
other	136 246
- consolidation adjustments of transitory differences	3 811
e) deffered tax assets as at 31.12.2001	55 572
f) changes due to tax rate change	
g) deferred income tax prepayments written off due to improbability of recovering tax debtors	
h) information on income tax on extraordinary items	(1 410)

EXEMPTION NUMBER: 82-4639

Information on income tax of subsidiaries

Item	Capital Group Subsidiary	Tax charge as per profit and loss account	of which: provision for deferred tax (+) deferred tax asset (-)	Current tax for the financial period payable to State Budget	of which: settled per "provision for income tax"	
					utilisation	release
1	2	3	4	5	6	7
1	KGHM POLSKA MIEDŹ S.A.	43 084	24 887	18 197	160 096	48 817
2	ENERGETYKA Sp. z o.o.	(5)	(5)	1	50	
3	CBPM "CUPRUM" Sp. z o.o.	542		542		
4	KGHM Polish Copper Ltd	475		475		
5	Dolnośląska Spółka Inwestycyjna S.A. (total of Capital Group Companies)	9 277	(8)	9 285		8
6	Centrum Badań Jakości Sp. z o.o.	1 063		1 063		
7	PEW Aquakonrad S.A.					
8	KGHM Metale S.A. (total of Capital Group Companies)	222		222		
9	Miedziowe Centrum Zdrowia S.A.					
10	POL-MIEDŹ TRANS Sp. z o.o.	2 688	306	2 381		63
11	KGHM Kupferhandelsges.m.b.h.	91	15	91		
12	KGHM Congo s.p.r.l.					
13	KGHM Metraco Sp. z o.o.	1 972		1 972		
14	Telefonia Lokalna S.A.					
	Total	59 409	25 195	34 229	160 146	48 888
	Consolidation adjustment	(4 008)	(3 996)			
	Total	55 401	21 199	34 229	160 146	48 888

Note 36.

CHARGES ON PROFIT (INCREASE IN LOSS), DUE TO:	2001	2000
- adjustment of payment from profit of state held joint stock company		
- tax on pay rises from prior years		
Total other charges on profit (loss)		

Note 37.

NET PROFIT (LOSS)	2001	2000
a) net profit (loss) of dominant entity	(190 023)	617 967
b) net profits (losses) of subsidiaries	(540 702)	(32 054)
c) net profits (losses) of associates	1 491	(61 527)
d) consolidation adjustments	(57 460)	(25 911)
Net profit (loss)	(786 694)	498 475

COSOLIDATED NET PROFIT BY TYPE OF ACTIVITY OF CAPITAL GROUP	2001	2000
Production of copper and copper products	(197 793)	607 821
Mechanics	(10 571)	714
Energy	(2 475)	(1 708)
Mining constructions	15 728	1 002
Services	(413 260)	(99 367)
R&D services	2 746	1 871
Banking and financial activity	(93 636)	23 056
Other production	(37 870)	(19 473)
Trading	7 897	10 470
Consolidation adjustments	(57 460)	(25 911)
Consolidated net profit	(786 694)	498 475

Note 38.

Information used in the calculation of profit per ordinary share and diluted profit per ordinary share

Item	Description	Number of shares	Registration date	Rights to dividends	Current period 1.01.2001-31.12.2001	Prior period 1.01.2000-31.12.2000
1	Ordinary shares - Act of transformation of 9.09.1991*	53 000 000	12.09.1991	per registration date		
2	Ordinary shares - Resolution of the Extraordinary GSM of 30.04.1997	147 000 000	16.05.1997	01.01.1997		
3	Average weighted number of ordinary shares				200 000 000	200 000 000
4	Net profit (loss) for 12 months (in '000PLN)				(786 694)	498 476
5	Net profit (loss)per share (in PLN)				(3.93)	2.49
6	Average weighted number anticipated of ordinary shares					
7	Diluted net profit per share (in PLN)					

*For purposes of comparision, the number of shares assumed following a stock split was authorized on the basis of a resolution of the Extraordinary General Meeting of Shareholders of 30 April 1997 (date of registration 16 May 1997)

Net profit per ordinary share is calculated as the relation of net profit of the KGHM Polska Miedź S.A. Capital Group for the last 12 months prior to the balance sheet date, given an average weighted number of ordinary shares of KGHM Polska Miedź S.A. remaining in the possession of shareholders in specific periods

EXPLANATORY NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

Explanatory Note Nr 1

ANALYSIS OF CASH AND CASH EQUIVALENTS IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

Item	Description	Beginning of period	End of period	Change
1	2	3	4	5
1.	Cash in hand	580	453	(127)
2.	Cash at bank	177 886	132 460	(45 426)
	a) current accounts	16 048	18 585	2 537
	b) fixed term accounts, of which:	161 838	113 875	(47 963)
	- up to 3 months	161 018	113 875	(47 143)
	- over 3 months	820		(820)
3.	Other cash and cash equivalents, of which:	776	2 734	1 958
	a) other: gold bullion	166	142	(24)
	b) cheques			
	c) cash in transit	245	2 586	2 341
	d) other	365	6	(359)
4.	Total cash and cash equivalents shown in the consolidated statement of cash flows (1+2+3)	179 242	135 647	(43 595)

DESCRIPTION OF THE ACTIVITIES OF THE KGHM POLSKA MIEDŹ S.A. CAPITAL GROUP
BY TYPE OF ACTIVITY: OPERATING, INVESTING AND FINANCING,
AS SHOWN IN THE CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM 01 JANUARY 2001 TO 31 DECEMBER 2001

A. Net cash flows from operations

Certain items from part A of the consolidated cash flow statement are connected with the consolidated balance sheet, the consolidated profit and loss account and also with the accounting books of KGHM Polska Miedź S.A. Capital Group Companies.

In the period from 01 January 2001 to 31 December 2001 KGHM Polska Miedź S.A. Capital Group generated a cash surplus from operations in the amount of PLN 111 638 thousand.

The basic operating activities of KGHM Polska Miedź S.A. Capital Group companies in above mentioned period were:

- excavation and enrichment of copper ore,
- the recovery of metals accompanying copper ore,
- smelting and processing of copper,
- production of goods from copper, silver and other metals,
- wholesale sales based on direct or contractual sales,
- construction: industrial, general, speciality mining and civil,
- production of machinery and equipment, research, control and repair services in this area,
- financial consulting and activities on the financial market,
- R&D activities, promotion of copper products and by-products,
- telecommunications services,
- production and sale of table settings, and

- other: production and distribution of water, energy, clothing, packaging, organic and non-organic substances, production of rubber products, tourism and hotel services, medical services, road, railway and air transport, industrial services and repairs of measurement-devices, automated and telecommunications devices, utilisation of wastes and the extraction and processing of quartz.

B. Net cash flows from investing activities

The consolidated cash flows from investing activities of the Capital Group show a net outflow of PLN 1 438 374 thousand, of which:

I. Inflows from investing activities of PLN 4 375 802 thousand

Inflows from investing activities were achieved:

- from sale of short term investments (commercial papers),
- from sales of long term investments, tangible fixed assets and of intangible assets,
- from the receipt of dividends on shares held in other entities, and
- from the receipt of interest on bonds and on bank deposits longer than 3 months.

II. Outflows from investing activities of PLN 5 814 176 thousand

Outflows from investing activities comprise:

- the purchase of short term securities,
- the purchase of tangible assets,
- the payment of dividends.
- the purchase of long term investments,
- long term loans granted, and
- the purchase of intangible assets.

C. Net cash flows from financing activities

The consolidated cash flows from financing activities show a cash surplus in the amount of PLN 1 283 141 thousand, of which:

I. Inflows from financing activities of PLN 5 439 827 thousand

Inflows from financing activities were achieved from the following operations:
- the drawing of short term bank credit and loans,
- the drawing of long term bank credit and loans, and
- *from realisation of positive exchange rates differences on loans.*

II. Outflows from financing activities of PLN 4 156 686 thousand

Outflows from financing activities comprise:
- repayment of short term bank credit,
- interest paid on bank credit and loans,
- negative realised exchange rate differences on bank loans, and
- repayment of long term bank credit and loans.

Explanatory Note Nr 3

EXPLANATION OF DIFFERENCES BETWEEN BALANCE SHEET CHANGES AND CHANGES IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

Deferred income

Item	Description	Change
1	Change in deferred income in the consolidated balance sheet	(12 137)
2	change in companies purchased/sold during the year	(5)
3	Change in deferred income in the consolidated cash flow statement [1+2]	(12 142)

Prepayments and accruals

Item	Description	Change
1	Change in prepayments	(248 202)
2	Change in accruals	(45 401)
3	Net amount (Accruals – Prepayments) [2-1]	202 801
4	change in prepayments and accruals of companies purchased/sold during the year	494
5	adjustment to prepayments by income tax	(21 199)
6	Change in prepayments and accruals in the consolidated cash flow statement [3+4+5]	182 096

Inventory

Item	Description	Change
1	Change in inventory according to the consolidated balance sheet	95 739
2	change in companies purchased/sold during the year	(8 411)
3	Change in inventory in the consolidated cash flow statement [1+2]	87 328

Other Provisions

Item	Description	Change
1	Change in other provisions in accordance with the consolidated balance sheet	214 035
2	change in companies purchased/sold during the year	(181)
3	Change in other provisions in the consolidated cash flow statement [1+2]	213 854

Short term creditors (excluding bank loans and loans)

Item	Description	Change
	Change in short term creditors in the consolidated balance sheet	1 183 170
	change in companies purchased/sold during the year	(7 240)
	elimination of loans from the balance sheet	1 223 200
1	Change in short term creditors in the cash flow statement	2 399 130
	Change in other long term creditors in the consolidated balance sheet	(175 260)
	change in companies purchased/sold during the year	(1 800)
2	Change in other long term creditors in the cash flow statement	(177 060)
	Change in loans in the consolidated balance sheet	(3 077)
	change in companies purchased/sold during the year	785
	elimination of loans from the balance sheet	1 223 200
3	Change in loans in the cash flow statement	1 220 908
	Change in bank loans in the consolidated balance sheet	1 226 833
	change in companies purchased/sold during the year	(3 918)
4	Change in bank loans in the cash flow statement	1 222 915
	Change in creditors due to income tax	(983)
	change in companies purchased/sold during the year	(1)
5	Change in creditors due to income tax in the cash flow statement	(984)
	Change in creditors from investing activities	55 724
	change in companies purchased/sold during the year	9 204
6	Change in creditors from investing activities in the cash flow statement	64 928
	Change in creditors due to advances on the sale of long term investments	100
	change in companies purchased/sold during the year	
7	Change in creditors due to advances on the sale of long term investments in the cash flow statement	100
	Change in creditors due to dividends	
	change in companies purchased/sold during the year	
8	Change in creditors due to dividends in the cash flow statement	
	Change in creditors from operations in the cash flow statement [1+2-3-4-5-6-7-8]	(285 797)

Debtors and claims

Item	Description	Change
	Change in short term debtors in the consolidated balance sheet	(67 490)
	change in companies purchased/sold during the year	(8 902)
1	Change in short term debtors in the cash flow statement	(76 392)
	Change in long term debtors in the consolidated balance sheet	(5 341)
	change in companies purchased/sold during the year	
2	Change in long term debtors in the cash flow statement	(5 341)
	Change in debtors due to income tax	12 925
	change in companies purchased/sold during the year	52
3	Change in debtors due to income tax in the cash flow statement	12 977
	Change in debtors from investment activities	5 150
	change in companies purchased/sold during the year	
4	Change in debtors from investment activities in the cash flow statement	5 150
	Change in debtors due to advances on the purchase of long term investments	5 687
	change in companies purchased/sold during the year	
5	Change in debtors due to advances on the purchase of long term investments in the cash flow statement	5 687
	Change in debtors in the cash flow statement [1+2-3-4-5]	(105 547)

Explanatory Note Nr 4

DESCRIPTION OF OTHER CORRECTIONS, INFLOWS AND OUTFLOWS, WHOSE TOTAL EXCEEDS 5% OF THE TOTAL AMOUNT OF CORRECTIONS, INFLOWS AND OUTFLOWS AS SHOWN FOR THE OPERATING ACTIVITY, THE INVESTING ACTIVITY AND THE FINANCING ACTIVITY

Item	Description	2001	2000
I.	Other items of operating activities, of which:		
1	Write-offs adjusting value of tangible fixed assets	16 399	3 304
2	Write-offs adjusting value of long and short term investments (decrease)	60 029	2 322
3	Conversion of debtors into shares		7 109
4	Advances on investments		8 244
5	Consolidation adjustments	5 018	15 608
6	Foreign exchange rate differences arising on consolidation	(3 323)	(1 922)
7	Retained profit from prior years		4 747
8	Profit from liquidation of fixed asset		1 562
9	Sales of products in the Capital Group recognised as fixed assets	(65 088)	(143 405)
10	Sale of products in Capital Group recognised as assets under construction	(72 961)	
11	Adjustment of other reserve capital - valuation of derivative instruments	19 340	(27 537)
12	Exchange of dividend from TUW CUPRUM for shares in TUW CUPRUM	(7 600)	
13	Adjustment in value of long term investments due to accounting error in the year 2000 of current costs to long term investments	3 911	
14	Provisions for mine closure	4 009	
15	Takeover of fixed assets of PSKiT Cuprum 2000	(19 888)	
16	Takeover of shares of PSKiT Cuprum 2000	11 132	
17	Registration of share capital paid in 2000	200 000	
II.	Other inflow from investing activities		
1	Decrease of shares		35
2	Advances received on the sale of long term investments	100	
3	Positive exchange rate differences		25
III.	Other outflow from investing activities		
1	Repayment of the advance due to the withdrawal from the sale of DFM Zanam Sp. z o.o.	(2 181)	
2	Costs of scrapping tangible fixed assets	(6 713)	(6 119)
3	Repayment of instalment for purchase of Rehabilitacja Service Sp. z o.o.	(2 000)	
4	Advances on investments		(27 796)
5	Prepayments for the purchase of long term investments	(5 688)	
IV.	Other inflow from financing activities		
1	Realised foreign exchange gains	97 849	8 998
V.	Other outflow from financing activities		
1	Realised foreign exchange losses	(26 958)	(10 265)

ADDITIONAL EXPLANATORY NOTES

TO THE ANNUAL CONSOLIDATED FINANCIAL REPORT

SA-RS 2001

INFORMATION ON FINANCIAL INSTRUMENTS

1.RISK MANAGEMENT IN THE DOMINANT ENTITY OF THE CAPITAL GROUP

Financial instruments are applied by the dominant entity and, to a limited extent, by the subsidiary entities of the Capital Group involved in trading activities.

The main risk to which these entities are exposed in connection with their activities is the risk of changes in the prices of copper and silver and of currency risk, and the market risk for copper and silver. Fluctuations in the prices of these metals have a significant impact on the financial results achieved, especially in the dominant entity.

The dominant entity employs a wide range of derivative financial instruments as risk management tools and for trading purposes. The policy and the strategy of using derivatives is defined and monitored by the Management Board of dominant entity of the Capital Group.

1.1 Commodity price risk

The main risk is the effect of the generally-accepted in the metal industry method of pricing sales contracts, whereby prices are set based on average monthly prices (from the month of delivery of goods to the client) quoted on the London Metal Exchange (LME) in the case of copper, and on the London Bullion Market (LBM) in the case of silver. Both of these markets are quite small in comparison to the global financial market which, due to the influence of speculative activities by large investment funds on the above-mentioned metals markets, may bring about significant differences between prices set on the institutional markets and prices which are adequate to meeting the needs of a particular sector.

The dominant entity of the Capital Group manages its price risk using forwards and options contracts. Some of the instruments used by the dominant entity create a zero-cost options structure, e.g. collar-type contracts.

Some of our clients expect that the price basis in the contracts will be defined in a non-standard way (in particular with a fixed price in the long term). To meet such expectations the dominant entity enters into commodity swaps, which permit customers to be offered the requested price and the dominant entity to receive an average price from the month of the delivery. At the date of the final settlement the additional profit (loss) from the derivative is offset by a corresponding loss (profit) from physical sale of the goods. As a results the dominant entity always obtains an average price from the month of the delivery.

The instruments described above are classified and recognised in the financial statements as hedging instruments. Other transactions are treated as instruments held for trading purposes. Accounting policies applied in respect of these transactions are described in the Introduction.

1.2 Currency risk

Currency risk is important to the dominant entity of the Capital Group since it impacts its revenues from export contracts expressed in foreign currencies, while the basic currency for the dominant entity is the Polish złoty. Other revenues from the domestic products sales contracts, despite being expressed in the Polish złoty, are also dependent on the USD exchange rate. This is the reason why the dominant entity actively manages the currency risk.

The dominant entity hedges projected revenues which are exposed to currency risk using currency forwards, options strategies and rarely by swaps. The dominant entity intends to protect in this way its future sales expressed in foreign currencies.

1.3 Interest rate risk

The dominant entity of the Capital Group is exposed to the risk of changes in short term interest rates applied to debt with variable interest rates, as well as to changes in long term interest rates in the case of drawing new or refinancing existing debt. The dominant entity did not hedge interest rate risk in 2001.

1.4 Credit risk

The dominant entity of the Capital Group is exposed to three main areas of credit risk:

1. the creditworthiness of customers with whom it undertakes products sales transactions, in particular should there exist a non-standard base price;
2. the creditworthiness of the financial institutions (banks/brokerages) with whom, or through whom, it undertakes of derivative transactions; and

3. the creditworthiness of the businesses in which the dominant entity holds investments, or whose securities it purchases.

Due to the derivative transactions it has entered into, the dominat entity is subject to credit risk in case the parties to a contract failed to meet their obligations with respect to financial instruments. However, in view of the high creditworthiness of its counterparties and their number, the concentration of credit risk is not significant.

2. RECOGNITION OF DERIVATIVES IN THE BALANCE SHEET

As at 31 December 2001 the balance sheet of the dominant entity showed unsettled financial instruments. These instruments were settled in the subsidiary entities, and their results, together with those of the financial instruments settled in the dominant entity, are shown in the profit and loss account.

All derivatives have been shown in the balance sheet and valued in their fair value. Balance sheet line items in which they are included are shown below:

Item	31 December 2001 [in'000 PLN]	31 December 2000 [in'000 PLN]
Other prepayments	92 764	103 868
Other accruals	(149 457)	(130 962)
Razem	(56 693)	(27 094)

3. LIST OF DERIVATIVE FINANCIAL INSTRUMENTS AS AT THE BALANCE SHEET DATE

Type of financial instrument		31 December 2001		31 December 2000	
		Fair value (positive) [in'000 PLN]	Fair value (negative) [in'000 PLN]	Fair value (positive) [in'000 PLN]	Fair value (negative) [in'000 PLN]
INSTRUMENTS HELD FOR TRADING PURPOSES					
Commodity instruments – copper					
Forwards	I	19 127	(11 821)	50 532	(61 846)
Swaps - exchange of fixed prices for floating	II	1 491	(498)	3 403	
Bought call and put options	III	56 572		12 422	
Written call and put options	IV		(108 832)		(49 544)
Collar contracts	V				(5 659)
Spread transactions	VI			327	(2 616)
Commodity instruments – silver					
Forwards	VII	688		526	(1 307)
Written call and put options	VIII		(7 600)		(2 449)
Swaps - exchange of fixed prices for floating	IX	5 053			
Swaps - exchange of floating prices for fixed	X	1 984			
Currency instruments					
Forwards	XI		(2 121)	17 899	(6 599)
Written call and put options	XII		(2 077)		(942)
Collar contracts	XIII			9 520	
CASH FLOW HEDGES					
Copper price risk					
Forwards	XIV		(16 444)		
Swaps- exchange of fixed prices for floating	XV	10	(53)	9 239	
Bought put options and collar transactions	XVI	7 839	(11)		
TOTAL		92 764	(149 457)	103 868	(130 962)

Other information in respect of derivative financial instruments

All instruments listed above are OTC contracts, and therefore there are no margins required by clearing houses. However, due to the sufficient liquidity of the market it is possible to close and settle above mentioned transactions at any given moment by entering into a proper transaction with a counterparty or by entering an appropriate opposite transaction.
All transactions relating to copper and silver price risk are denominated in US dollars.

Exercise prices of the instruments

The dominant entity does not disclose some parameters of the instruments, because due to specific market conditions and the short term of the transactions the disclosure of such information could significantly impair the dominant entity's competitive

(I) The net monthly notional amount of the outstanding forwards ranges from 0 thousand to 7.5 thousand tonnes. Contractual prices range from 1356 USD/t to 1542 USD/t. Prompt dates have been set from January to March 2002.

(II) The notional amount of the outstanding swaps is 20.2 thousand tonnes. Prompt dates have been set from January to March 2002.

(III, IV) The exercise price of written options ranges from 1363 USD/t to 2150 USD/t, while for bought options this ranges from 1450 USD/t to 2100 USD/t. Expiry dates for these contracts are between January 2002 and December 2002.

(VII) The net notional amount of the outstanding forward contracts amounts to 2.5 mln troy ounces. The average contractual price is 4.53 USD/troz. Expiry dates for these contracts were set for the first quarter of 2002.

(VIII) The notional amount of outstanding options amounts to 7.1 mln troy ounces for put options, and to 9.25 mln troy ounces for call options. Exercise prices for written options range from 4.15 USD/troz to 4.47 USD/ troz for put options, and from 4.51 USD/troz to 4.75 USD/troz for call options. Expiry dates for these contracts fall between January and November 2002.

(IX) The notional amount of the outstanding swaps is 5.22 mln troy ounces. Expiry dates for these contracts are between January 2002 and December 2002.

(X) The notional amount of the outstanding swaps is 4.575 mln troy ounces. Expiry dates for these contracts are between January 2002 and August 2002.

(XI) The net notional amount of the outstanding forwards is 110 mln USD. Expiry dates for these contracts were set for second quarter of 2002. The forward prices range from 4.1445 to 4.1765 (purchase of USD).

(XII) The notional amount of the written call options is 80 mln USD. The exercise price of options is 4.65 USD/PLN. Expiry dates for these contracts were set for the first three quarters of 2002

(XIV) The monthly notional amount of outstanding forwards ranges from 6.65 thousand to 6.675 thousand tonnes. Expiry dates for these contracts were set between January 2002 and June 2002. Average contractual prices range in specific months range from 1363.5 USD/t to 1412.75 USD/t

(XV) The monthly notional amount of swaps ranges from 50 tonnes to 225 tonnes. Expiry dates for these contracts were set between January 2002 and March 2002

(XVI) The notional amount of outstanding put options (including collars) amounts to 22.57 thousand tonnes. Expiry dates for these contracts have been set from January to March 2002. The notional amount of written call options for collar transactions is 12 thousand tonnes. Expiry dates for these contracts have been set from January to March 2002.

Fair value estimation methodology

The fair value of outstanding financial derivative instruments at the balance sheet date was set in accordance with the principles outlined in the Introduction to the financial report.

The dominant entity of the Capital Group accounts for cash flow hedges in accordance with principles outlined in the Introduction to the financial report. These principles require that the effective portion of the result from the valuation of financial instruments in the period in which such transactions are designated as cash flow hedges is recognised in equity. The amounts accumulated in equity this way are then transferred to the profit and loss when the hedged item is realised.

On the 1 June 2000 the General Meeting of Shareholders decided to establish a separate position in shareholders' funds relating to the valuation of hedging transactions.

The amount shown in equity in the current financial period relating to effective cash flow hedges equals PLN 8196 thousand (loss) and will be transferred to the profit and loss account upon the realisation of the hedged cash flows within the next 6 months.

The effectiveness of hedging instruments used by the dominant entity in the financial period is assessed and measured by comparing changes in forward prices of hedged items with the prices of forward contracts, or – in the case of options instruments – based on changes in options intrinsic value.

Gains and losses on cash flow hedging instruments

	31 December 2001 [in'000PLN] Total	31 December 2001 [in'000PLN] Gains	31 December 2001 [in'000PLN] Losses
Accumulated result in equity achieved on cash flow hedging financial instruments, as at date of opening balance	(27 537)	8 448	(35 985)
Amount recognised in equity in the current financial period due to effective hedging transactions	(3 785)	25 925	(29 710)
Gains / losses transferred from equity to the profit and loss account in the financial period	(23 126)	16 321	(39 447)
Gains / losses eliminated from equity adjusting the carrying amount of the hedged asset or liability	-	-	-
Accumulated in equity gains and losses on cash flow hedges at the balance sheet date	(8 196)	18 052	(26 248)

CONTINGENT OFF-BALANCE SHEET LIABILITIES AND DEBTORS
AS AT DECEMBER 31, 2001

Item	Type of liability	Total amount	Date
1	2	3	4
I.	CONTINGENT LIABILITIES	100 000	X
1.	Credit guarantees	19 530	X
1.1	Granted to subsidiaries	16 030	X
	- DKE Oława Sp. z o.o.	1 830	16.07.2003
	- DFM Zanam Sp. z o.o.	8 000	31.08.2001
	- DFM Zanam Sp. z o.o.	2 500	30.04.2002
	- Walcownia Metali Nieżelaznych Sp. z o.o.	2 500	08.01.2002
	- Walcownia Metali Nieżelaznych Sp. z o.o.	1 200	31.05.2002
1.2	Granted to associates	3 500	X
	- PHP Mercus Sp. z o.o.	3 500	indefinite
2.	Guarantees	2 028	X
	execution of contractual commitments	2 028	various terms
	of which granted to subsidiary - Telefonia Lokalna S.A.	136	15.11.2002
3.	Bills of exchange (by expiry date)	39 286	X
		7 764	indefinite
		5 656	30.12.2002
		5 000	indefinite
		4 950	31.03.2008
		3 000	indefinite
		2 881	30.09.2003
		1 595	01.11.2004
		1 500	17.04.2002
		1 163	21.09.2004
		1 100	indefinite
		907	12.10.2004
		500	24.06.2002
		3 270	various terms
4.	Contingent environmental fines	316	X
	for polluting emmissions	195	31.12.2001
	other	121	31.12.2002
5.	Disputed issues and remaining under legal proceeding*	38 840	X
II.	FUTURE LIABILITIES AND OTHER OFF-BALANCE SHEET LIABILITIES	223 341	
6.	Commitments due to implementation of R&D projects	22 976	various terms
7.	Liabilities due to perpetual usufruct of land	197 054	X
8.	Other liabilities	3 311	X
III.	TOTAL	323 341	X
IV.	CONDITIONAL DEBTORS BEING IN DISPUTE DUE TO SETTLEMENT WITH STATE	52 500	X

* Apart from the disputed items above there are other issues for which the probability of liabilities arising is considered by the Management Boards of entities of the Capital Group as remote.

INFORMATION ON LIABILITIES TO STATE OR MUNICIPAL AUTHORITIES
AS AT DECEMBER 31, 2001

As at 31 December 2001 entities of the Capital Group had no liabilities to State or municipal authorities due to gaining ownership rights over buildings and structures.

Additional Explanatory Notes
Note Nr 4

INFORMATION ON REVENUES, COSTS AND RESULTS OF DISCONTINUED ACTIVITIES
FOR THE PERIOD FROM 1 JANUARY 2001 TO 31 DECEMBER 2001

Item	Description	Revenues	Costs	Result on discontinued activities
0	1	2	3	4
I.	Operations discontinued during the financial period - the liquidation of the subsidiary PEW Aquakonrad S.A.	19 674	31 879	(12 205)
-	the sale of an organised part of the company	18 793	17 485	1 308
-	the liquidation of mine facilities	881	5 216	(4 335)
-	provision for the liquidation of mine facilities and for court proceedings relating to damages caused by the liquidation of mine		9 178	(9 178)
II.	Activities foreseen as being discontinued in the following financial period due to liquidation of the subsidiary PEW Aquakonrad S.A.	10 097	9 603	494
-	the sale of an organised part of the company - the bottling plant in Iwiny	8 000	7 764	236
-	the sale of an organised part of the company - the bottling plant in Rynarcice	857	796	61
-	the sale of other assets of the company	1 240	1 043	197
III.	TOTAL (I+II)	29 771	41 482	(11 711)

Additional Explanatory Notes
Note Nr 5

COSTS OF PRODUCTION OF GOODS MANUFACTURED FOR INTERNAL USE
OF THE CAPITAL GROUP FOR THE PERIOD FROM 1 JANUARY 2001 TO 31 DECEMBER 2001

Item	Description	Amount
1.	Products transferred to assets under construction	7 359
2.	Products transferred to inventories warehouse	43 809
3.	Costs of research work capitalised as intangible assets	856
4.	Other	183 869
	Total	235 893
	Consolidation adjustment	130 877
	TOTAL AFTER ADJUSTMENT	366 770

Additional Explanatory Notes
Note Nr 6

INCURRED AND PLANNED CAPITAL EXPENDITURE OF
THE KGHM POLSKA MIEDŹ S.A. CAPITAL GROUP

Description	Incurred in 2001	Planned investments in the next 12 months
a) Tangible investments	1 115 152	947 716
of which: environmental protection	21 744	29 504
b)Equity investments	312 783	242 313
TOTAL	1 427 936	1 190 028

Additional Explanatory Notes
Note Nr 7.1

INFORMATION ON MATERIAL TRANSACTIONS WITH RELATED ENTITIES

Item	Name of Entity	Entity with which the transaction was concluded	Value of transaction			
			Sales and other transactions	Subject	Purchase and other	Subject
1.	Transactions concluded by KGHM Polska Miedź S.A. with direct subsidiaries					
	KGHM Polska Miedź S.A.	TUW Cuprum			10 364	property insurance
	KGHM Polska Miedź S.A.	Telefonia Lokalna S.A.			1 506 249	acquisition of bonds and income due to interest from bonds, services
	KGHM Polska Miedź S.A.	Energetyka Sp. z o.o.	2 211	services, leasing	42 884	energy
	KGHM Polska Miedź S.A.	CBPM "CUPRUM" Sp. z o.o.			12 984	R&D and design works
	KGHM Polska Miedź S.A.	Miedziowe Centrum Zdrowia S.A.			15 997	medical services
	KGHM Polska Miedź S.A.	CBJ Sp. z o.o.			27 302	testing
	KGHM Polska Miedź S.A.	PEW AQUAKONRAD S.A.			5 531	reserve water supply to compensate mining damages, delivery of heat, granting of subsidies
	KGHM Polska Miedź S.A.	KGHM Polish Copper Ltd	756 627	copper and silver products		
	KGHM Polska Miedź S.A.	KGHM Kupferhandelsges m.b.H.	250 177	copper products		
	KGHM Polska Miedź S.A.	KGHM Metraco Sp. z o.o.	66 701	sulphuric acid,copper, scrap,rock-salt	318 183	copper scrap, chemical materials and machines
	KGHM Polska Miedź S.A.	Pol-Miedź Trans Sp. z o.o.	2 586	materials, products	204 181	transport services, goods, fixed assets
2.	Transactions concluded by KGHM Polska Miedź S.A. with indirect subsidiaries					
	KGHM Polska Miedź S.A.	PeBeKa S.A.	14 760	energy, services, materials	175 661	mining works
	KGHM Polska Miedź S.A.	Walcownia Metali Nieżelaznych Sp. z o.o.	15 731	copper cathodes		
	KGHM Polska Miedź S.A.	ZM Legmet Sp. z o.o.	2 996	energy,water,condensate	32 205	maintenance services, machines
	KGHM Polska Miedź S.A.	Inova Sp. z o.o.			15 787	services and others
	KGHM Polska Miedź S.A.	DFM Zanam Sp. z o.o.			19 435	maintenance services, machines
	KGHM Polska Miedź S.A.	Polskie Centrum Promocji Miedzi S.A.			2 249	promotion services
	KGHM Polska Miedź S.A.	ZUW Sp. z o.o.	2 323	services, energy	42 014	maintenance services
3.	Transactions concluded by subsidiaries of KGHM Polska Miedź S.A. with the entities from the Capital Group.					
	Energetyka Sp. z o.o.	Pol-Miedź Trans Sp. z o.o.			2 818	transport services, goods
	Energetyka Sp. z o.o.	PEW Aquakonrad S.A.			18 721	purchase of property
	Energetyka Sp. z o.o.	Cuprum Bank S.A.			2 517	drawing of credit
	Pol-Miedź Trans Sp. z o.o.	PeBeKa S.A.	2 541	transport services		
	ZM Legmet Sp. z o.o.	PeBeKa S.A.	2 804	machines, maintenance services		
	Inova Sp. z o.o.	PeBeKa S.A.	2 635	machines, maintenance services		
	Inova Sp. z o.o.	DKE Oława Sp. z o.o.	3 200	purchase of factory property		
	Dolnośląska Spłka Inwestycyjna S.A.	DKE Oława Sp. z o.o.			1 872	acquisition of debt securities
	DFM Zanam Sp. z o.o.	PeBeKa S.A.	4 096	materials, fixed assets, services		
	Telefonia Lokalna S.A.	PSKiT Cuprum 2000 S.A.	4 238	telecoms services	28 477	services, purchase of debt bonds
	Telefonia Lokalna S.A.	CBPM "CUPRUM" Sp. z o.o.			3 953	rental of space
	Dolnośląska Spółka Inwestycyjna S.A.	DFM Zanam Sp. z o.o.			2 228	acquisition of debt securities
	KGHM Metale S.A.	WFP "Hefra" S.A.			37 093	acquisition of discounted bonds and purchase of real estate
	KGHM Metale S.A.	Walcownia Metali Nieżelaznych Sp. z o.o.			3 000	acquisition of debt bonds
	KGHM Metale S.A.	Telewizja Familijna S.A.			26 000	acquisition of ordinary registered bonds
	Walcownia Metali Nieżelaznych Sp. z o.o.	Energomedia Łabędy Sp. z o.o.	5 177	media, maintenance services		
	ZM Legmet Sp. z o.o.	PHP Mercus Sp. z o.o.	6 294	purchase of goods	4 117	purchase of goods
	Dolnośląska Spółka Inwestycyjna S.A.	Kwarce S.A.			2 286	acquisition of debt securities and interest
	ZWG Sp. z o.o.	PHP Mercus Sp. z o.o.	4 302	rubber products		
	Dolnośląska Spółka Inwestycyjna S.A.	ZM Legmet Sp. z o.o.			4 709	acquisition of debt securities and interest
4.	Transactions concluded by KGHM Polska Miedź S.A. with direct associates					
	KGHM Polska Miedź S.A.	PAiP Automatyka Sp. z o.o.			5 442	maintenance services
	KGHM Polska Miedź S.A.	Fosroc-Ksante Sp. z o.o.			12 513	purchase of materials
5.	Transactions concluded by KGHM Polska Miedź S.A. with indirect associates					
	KGHM Polska Miedź S.A.	PHP Mercus Spółka z o.o.			254 620	goods and services
6.	Transactions of Capital Group entities with management or supervisory personnel of the issuer, their spouses, siblings, close blood relations or other closely-related persons.					
			n/a		n/a	

Note Nr 7.2

DATA CONCERNING ENTITIES HAVING A CAPITAL RELATIONSHIP WITH THE ISSUER AS AT 31 DECEMBER 2001

Item	Name of Entity	Degree of management control %	Mutual debtors	Mutual creditors	Mutual costs	Mutual revenues
1	2	3	4	5	6	7
1.	KGHM Polska Miedź S.A.	dominant entity	45 219	1 298 927	1 128 391	918 666
2.	CBPM Cuprum Sp. z o.o.	100.00	613	3 592	17 305	129
3.	KGHM Polish Copper Ltd.	100.00	9 404		3	756 629
4.	Dolnośląska Spółka Inwestycyjna S.A.	100.00	12	17 181	531	197
5.	Miedziowe Centrum Zdrowia S.A.	100.00	58	1 518	17 102	743
6.	KGHM Metale S.A.	100.00	10 717	12 708	9	99
7.	Energetyka Sp. z o.o.	100.00	43 873	7 066	45 862	6 665
8.	PEW Aquakonrad S.A.	84.11	658	41	4 813	1 862
9.	Centrum Badań Jakości Sp. z o.o.	99.99	273	2 071	27 468	1 618
10.	Pol-Miedź Trans Sp. z o.o.	100.00	35 644			250 260
11.	KGHM Kupferhandelsges mbH.	100.00	7 529	3 676	213 399	4 750
12.	KGHM Congo sprl	99.98	28 752	130	388	
13.	Telefonia Lokalna S.A.	100.00	1 209 764	200 545	9 034	7 797
14.	KGHM Metraco Sp. z o.o.	91.58	5 728	8 474	318 501	68 266
15.	Przedsiębiorstwo Budowy Kopalń PeBeKa S.A.	100.00	10	29	1 177	143
16.	ZM Legmet Sp. z o.o.	100.00	569	80	328	244
17.	Zakład Doświadczalny Sp. z o.o.	100.00	9 282	12 676	176 895	27 947
18.	Zakład Usług Wielobranżowych Sp. z o.o.	100.00	4 644	1 911	35 178	3 991
19.	Dolnośląska Korporacja Ekologiczna - Oława Sp. z o.o.	100.00	264	2 367	19 505	1 292
20.	Interferie Sp. z o.o.	100.00	418	3 959	42 304	4 053
21.	Zakład Wyrobów Gumowych Sp. z o.o.	100.00	4 070	1	11	17
22.	Kwarce S.A.	99.97	1 814	46	22	142
23.	DFM Zanam Sp. z o.o.	100.00	4 806	3 182	23 707	1 594
24.	Polskie Centrum Promocji Miedzi S.A.	70.64	5	260	1 411	16 012
25.	Walcownia Metali Nieżelaznych Sp. z o.o.	74.89	2	137	2 269	120
26.	Warszawska Fabryka Platerów HEFRA S.A.	90.24	12 131	12 017	101	1 555
27.	Fabryka Nakryć Stołowych "Lefana" Sp. z o.o.	90.24	1 865		53	25
28.	Cuprum Bank S.A.	29.34	22	5 849	47	354
29.	Fosroc Ksante Sp. z o.o.	30.00	39	505	12 553	427
30.	Naturopak Sp. z o.o.	27.50	164		437	198
31.	PHP Mercus Sp. z o.o.	46.27	579	13 199	257 049	7 491
32.	Walcownia Metali Łabędy S.A.	34.11		264	148	
33.	Energomedia Łabędy Sp. z o.o.	34.11	5	238	5 181	49
	Total	X	1 438 933	1 612 649	2 361 182	2 083 335

Additional Explanatory Notes
Note Nr 8

INFORMATION ON JOINT VENTURES IN 2001
NOT CONSOLIDATED FULLY OR BY THE EQUITY METHOD

In 2001 entities of the Capital Group did not have joint ventures with other entities.

Additional Explanatory Notes
Note Nr 9

AVERAGE EMPLOYMENT IN 2001

Item	Description	Average employment in the financial year	Average employment in the prior financial year
0	1	2	3
I.	Employment in total	27 645	27 750
1.	Employees:	27 526	27 523
a.	white-collar workers	7 920	7 660
b.	blue-collar workers	19 606	19 863
2.	Trainees	44	94
3.	Persons on maternity leave or unpaid leave	75	133

INFORMATION ON REMUNERATION AND ON ADVANCES, LOANS, CREDITS AND GUARANTEES GRANTED TO MANAGEMENT AND SUPERVISORY PERSONNEL OF THE DOMINANT ENTITY OF THE KGHM POLSKA MIEDŹ S.A. CAPITAL GROUP IN 2001

Item	Description	Management Board	Supervisory Board
1.	2.	3.	4.
1.	Remuneration including the amount paid out of profit from the company of the issuer:	3 239	935
1.1	by contract, for the fulfilment of management and supervisory functions	2 631	272
1.2	of recalled members of the Management Board in prior years	606	
1.3	due to other contracts (of which: due to employment contracts with members of the Supervisory Board elected by the employees)	2	663
2.	Remuneration including the amount paid out of profit from the issuer's subsidiaries and associates	386	29
3.	Transactions of the issuer, and subsidiary and associated entities, with spouses, relatives related in a straight line to the first or second degree, or related due to the providing of care, adoption or guardianship, of management or supervisory personnel.	331	

In the financial year the dominant entity of the KGHM Polska Miedź S.A. Capital Group did not grant advances, credits, loans and guarantees to members of the Management Board and Supervisory Board

SIGNIFICANT EVENTS OF PRIOR YEARS ACCOUNTED FOR WITHIN THE FINANCIAL REPORT FOR 2001

Item	Description of events	Effect on financial result (+ , -)
0	1	2
1	Corporate income tax for 1999 and 2000	(4 221)
2	VAT with sanctions for prior years	(2 252)
3	Real estate tax with interest	32 777
4	Interest on tax from prior years	(2 915)
5	Other State Budget tax settlements from prior years	68
6	Individual income tax with interest	(5 961)
7	Adjustment to costs from prior years	(12 845)
8	Interests on settlements for prior years	(1 007)
9	Adjustment to income from prior years	3 083
10	Provision for interests from prior years	(4 806)
11	Provision for liabilities and costs from prior years	(18 087)
12	Adjustment to long term investments valuation	2 833
13	Compensation for damages due to prior years	252
14	An interest-bearing dividend bank deposit on a proprietary trust account until a decision is taken by the Supreme Court relating to the subsidiary KGHM Metraco Sp. z o.o.	59
15	Withdrawal from an agreement for the sale of shares of the indirect subsidiary DFM Zanam Sp. z o.o.	(2 694)
TOTAL		(15 716)

SIGNIFICANT EVENTS WHICH OCCURRED AFTER THE FINANCIAL YEAR AND WHICH WERE NOT ACCOUNTED FOR IN THE FINANCIAL STATEMENTS FOR 2001

1. On 1 February 2002 changes were made to the credit agreement of 21 December 2000 providing credit in the amount of USD 200 mln, organised for KGHM Polska Miedź S.A. by the banks ABN Amro Bank N.V. and Citibank N.A. The fee for altering the credit agreement is USD 300 thousand. The credit margin was changed from 0.75% (this level of margin was in force from December 2001) to 1.5%. In addition, the credit agreement is also altered by the addition of new paragraphs having the following wording:
   - if KGHM Polska Miedź S.A. disposes of any of the shares held by it in Polkomtel S.A., it shall apply forthwith an amount equal to the proceeds arising from any such disposal towards prepayment of all outstanding loans pro rata,
   - KGHM Polska Miedź S.A. shall withhold from any dividend nor make any other payments (either in cash or non-cash form) on behalf of its shareholders, with respect to the year 2001.
2. The Supreme Administrative Court, Wrocław Branch, in a decision announced on 26 February 2002 overturned the decisions of tax authorities relating to tax liabilities of KGHM Polska Miedź S.A., and referring to payment from profit of a State-owned, joint stock company and corporate income tax for the year 1996. The amount claimed by KGHM Polska Miedź S.A. due to these overturned decisions is PLN 35 383 thousand.
3. On 19 March 2002 the Regional Court in Wrocław registered an increase in share capital by the subsidiary entity Energetyka sp. z o.o. with its registered head office in Lubin. The value of this increase was PLN 546 thousand. All shares in the increased share capital were obtained by KGHM Polska Miedź S.A., covering the acquisition by a contribution in kind of PLN 545.8 thousand, and by cash in the amount of PLN 0.1 thousand. The share capital of Energetyka sp. z o.o. following registration amounts to PLN 63 264.6 thousand and is divided into 632 646 shares at PLN 100 each.
4. On 26 March 2002 a transfer was made by KGHM Polska Miedź S.A. in the ownership rights to 5 234 shares of the associated entity Cuprum Bank S.A., having a nominal value of PLN 1000 each, to Dominet Spółka Akcyjna with its registered head office in Piaseczno. The sale of these shares was made based on a sales agreement entered into on 18 September 2001. The assets sold represent 26.2% of the share capital of Cuprum Bank S.A. and grant the right to 29.3% of the votes on the General Meeting. The total nominal value of the assets sold amounts to PLN 5 234 thousand. The book value of the above-mentioned shares in the accounts of KGHM Polska Miedź S.A. amounted to PLN 5 234 thousand. The total sales price of these shares amounted to PLN 7 598.8 thousand. KGHM Polska Miedź S.A.after this transaction has no shares in Cuprum Bank S.A.
5. On the basis of information received from Bankers Trust Company in a letter dated 4 April 2002, the said depositary bank holds 29 342 160 shares of KGHM Polska Miedź S.A., representing 14.67% of the share capital of the Company. Simultaneously the above-mentioned shares grant the right to 14.67% of the total number of votes on the General Meeting of KGHM Polska Miedź S.A., i.e. 29 342 160 votes.
6. On 29 March 2002 the subsidiary entity Telefonia Dialog SA received a telecommunications license from the Telecommunications Regulatory Office, authorising the company to provide the full range of telecommunications services arising from its activities as a public fixed-line operator. This permit is valid within the territory of the Republic of Poland, and is granted for a period of 25 years.
7. On 27 March 2002, as a result of a tax audit carried out for the year 2000 in KGHM Polska Miedź S.A., decisions were passed setting the amount of tax owed, together with interest and penalties, with respect to VAT for the year 2000 in the amount of PLN 47 065.6 thousand. The Company is appealing these decisions, as the additional tax imposed has no material or legal basis.
8. On 2 April 2002, as a result of a tax audit conducted for the year 2000 in KGHM Polska Miedź S.A., one decision was passed setting the amount of corporate income tax owed, together with interest, at PLN 13 041.4 thousand, while another was passed setting the amount of personal income tax which was not withheld and not paid, together with interest, at PLN 2 753.1 thousand. The Company is appealing these decisions, as the additional tax imposed has no material or legal basis.

9. On 9 April 2002 the Management Board of KGHM Polska Miedź S.A. passed a resolution with regard to accounting for the effects of a tax audit of the Company's accounts for the year 2000, respecting which the Company provided information in its current reports. The tax liabilities in question will be shown in the accounts for the first quarter of 2002 in the following manner:
1. PLN 50 482.1 thousand – as off-balance sheet liabilities, and
2. PLN 12 377.9 thousand – as a provision for tax liabilities, with respect to the fact that, as a provision was created in the accounts for 2001, this provision is currently increased in the accounts of 2002 by PLN 7 769.6 thousand.
Item 1 relates to the questioning of tax settlements, concerning which there exists a very high probability that this decision will be overturned as the result of an appeal by the Company. An analysis of particular post-audit taxes which were imposed was carried out by the firm Arthur Andersen sp. z o.o., which evaluated the actual possibilities that this decision would be overturned. The most significant item (PLN 32.8 mln) relates to the questioning of settlement of sales subject to VAT in total sales (the so-called ratio) related to the exclusion of turnover in securities. In comparable cases the decisions of the Tax Office in Wrocław overturned those made as a result of tax audits.
Other important taxes imposed which have a high probability of being overturned relate to expenses incurred for the purchase of promotional services; expenses for advisory services with respect to the energy strategy and the development strategy; maintenance expenses; and operational expenses related to the „Żelazny Most" tailings pond and to mining costs. The Company intends to appeal the decision of the Treasury Audits Office in a manner pursuant to the Tax Code, maintaining that there is no material or legal basis for the additional taxes imposed.

10. On 12 April 2002 KGHM Polska Miedź S.A. received a signed and accepted annex, dated 11 April 2002, to the Agreement for a Two-Currency Renewable Line of Syndicated Credit entered into on 19 December 2001 for credit in the amount of PLN 915 mln in the PLN-denominated tranche, and USD 43.5 mln in the USD-denominated tranche, organised for KGHM Polska Miedź S.A. by a consortium of Polish banks – with Bank Pekao S.A. and PKO Bank Polski S.A. as organisers, and BRE Bank S.A., BIG Bank Gdański S.A., Bank Zachodni WBK S.A. and Kredyt Bank S.A. These changes come into force as at 1 April 2002. The fee for altering the conditions of this credit agreement is USD 100 thousand. The credit margin was altered from 0.80% during the first six months and 1.00% thereafter, to a margin ranging from 1.00%-1.50% from 1 April 2002, depending on the level of financial ratios. In addition, the credit agreement dated 19 December 2001 is updated by the addition of a new paragraph as follows:

- if KGHM Polska Miedź S.A. sells any shares of Polkomtel S.A., it is obligated to immediately allocate the resources from such a sale towards repayment of the loan. The Company may likewise allocate the resoures towards repayment of other bank loans,if the banks demand such a payment

11 On 17 April 2002 a transaction was entered into between KGHM Polska Miedź S.A. and Telefonia Dialog S.A. (a subsidiary of the Company) for the purchase of 135 bearer bonds of Telefonia Dialog S.A., with a maturity date of 30 September 2002 and a value of 13.5 mln USD. The bonds bear an interest rate of LIBOR + 0.8%. As at 17 April 2002 KGHM Polska Miedź S.A. had purchased a total of 335 bonds of Telefonia Dialog S.A., denominated in USD and with a value of 33.5 mln USD. The purchase of these bonds was financed by funds obtained from the Two-Currency Renewable Line of Credit of 915 mln PLN and 43.5 mln USD entered into on 19 December 2001 between KGHM Polska Miedź S.A. and Bank Polska Kasa Opieki S.A. and the participating consortium banks.

12 On 17 April 2002 the Company and the municipal authorities (gminas) of Polkowice and Grębocice signed an agreement relating to co-operation with respect to enabling the Company to expand the tailings pond „Żelazny Most" and with respect to development of the technical, economic and social infrastructure of these municipalities. The agreements which were signed, together with the agreement signed in December 2000 with the municipal authorities (gmina) of Rudna, enable the Company to obtain the requisite administrative decisions for the expansion of the tailings pond „Żelazny Most" up to a capacity of 700 mln m3, which means an extension of its operational life by at least 20 years.
As a result of the signing of these agreements, principles were established for the return to the Company of an overpayment in taxation on underground mining works, paid to the municipal authorities of Polkowice. As part of its co-operation with these municipalities, the Company will make a one-off payment to the municipality of Grębocice of PLN 4 mln, followed over the next 15 years by an amount equivalent to 375 thousand EURO. With respect to the municipality of Polkowice, the Company has written-off the interest accruing to the overpayment in taxation on underground mining works up to the date the agreement was signed, while the overpayment of appx. PLN 50 mln will be treated as a prepayment on current and future tax liabilities towards the municipality. With respect to the regulation of overpayments, it has been agreed that such overpayments will bear an interest rate ¼th that of the prevailing rate for tax interest, payable by the municipality of Polkowice to the end of each year.

13 On 25 March 2002 an increase was registered at the Regional Court in Gliwice in the share capital of the subsidiary entity Walcownia Metali Nieżelaznych Sp. z o.o. with registered head office in Gliwice, in the amount of PLN 791.1 thousand. The shares in the increased share capital were obtained by entities of the Capital Group, as follows:
- KGHM Metale S.A., 3 093 shares, covered by a contribution in kind of PLN 309.3 thousand (debt due to KGHM Metale SA from Odlewnia Metali Nieżelaznych Sp. z o.o. in Gliwice), and
- Walcownia Metali "Łabędy" S.A., 4 818 shares, covered by a contribution in kind of PLN 481.8 thousand (debt due to Walcownia Metali "Łabędy" S.A. from Odlewnia Metali Nieżelaznych Sp. z o.o. in Gliwice).

The share capital of Walcownia Metali Nieżelaznych Sp. z o.o. following registration amounts to PLN 36 914.2 thousand and is divided into 369 142 shares of PLN 100 each. The ownership structure following registration is as follows: KGHM Metale S.A. - 63.51%; Walcownia Metali "Łabędy" S.A. - 30.51%; the law office "TDS" - 4.06%; the Gmina of Gliwice - 1.92%.

14 On 3 January 2002 the Management Board of the subsidiary entity KGHM Metraco Sp. z o.o. passed a resolution on the redemption, through a reduction of share capital, of 20 shares having a nominal value of PLN 250 each. The value of this reduction in capital is PLN 5.0 thousand.
The capital recovered from this redemption of shares in the amount of PLN 25.9 thousand, representing the net assets of the shares as at 31 December 2001, will be paid from reserve capital.

15 By a decision of the General Meeting of the subsidiary entity KGHM Metraco Sp. z o.o. dated 1 January 2002, a merger was carried out of two units belonging to one shareholder. The nominal value of one share will be PLN 500.

16 As at the date of preparation of the consolidated report, the increase in capital of the indirect subsidiary PeBeKa S.A. had not yet been registered in the National Court Register. The value of the cash paid towards acquisition of the additional shares by the single owner, the subsidiary entity DSI S.A., is PLN 4 000,0 thousand.

17 As at the date of preparation of the consolidated report, the acquisition of shares in the indirect subsidiary Agrea Lubin S.A. had not yet been registered in the National Court Register. The value of the cash paid towards the acquisition of shares in the capital of the newly-established entity by the subsidiary DSI S.A. amounts to PLN 5 687.5 thousand.
On 15 February 2002 a cash payment was made in the second instalment for the acquisition of shares in the company Agrea Lubin S.A. in the amount of PLN 1 312.5 thousand.

18 By a decision of its General Meeting, the process of reducing the share capital of the subsidiary entity DSI S.A. was initiated. This reduction will be carried out through a reduction of the per-share nominal value, for the purpose of recovery of capital by the single shareholder, KGHM Polska Miedź S.A. The value of this reduction amounts to PLN 1 584.5 thousand.

Additional Explanatory Notes
Note Nr 14

INFORMATION ABOUT RELATION BETWEEN LEGAL ANTECEDENT OF THE COMPANY AND THE COMPANY AND THE METHOD AND SCOPE OF TRANSFER OF ASSETS AND EQUITIES AND LIABILITIES.

The legal antecedent of the dominant entity of the Capital Group was a State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

Additional Explanatory Notes
Note Nr 15

INFORMATION ON CORRECTIONS TO INFLATION LEVEL

The consolidated financial statements and comparative financial data are not subject to correction due to inflation.

Additional Explanatory Notes
Note Nr 16

CHANGES OF THE ACCOUNTING POLICIES AND METHODOLOGY FOR PREPARATION OF FINANCIAL STATEMENTS IN RELATION TO THE PRIOR YEAR.

During the financial period changes were made in the depreciation rates of balance sheet depreciation of fixed assets in the dominant entity, in which existing rates based on the official table applied for purposes of corporate income taxation were superceded by rates applied to the actual period of exploitation of fixed assets.

The result of changes in the current period is as follows:

- an increase in the value of fixed assets	PLN	89 424	thousand
- the creation of provisions for temporary differences income tax	PLN	20 637	thousand
- an increase in the financial result	PLN	68 787	thousand

Additional Explanatory Notes
Note Nr 17

CHANGES IN RELATION TO PREVIOUSLY PUBLISHED FINANCIAL STATEMENTS

There are no differences between the presented financial statement and comparative financial data and previously published annual consolidated reports and no adjustment was made to the financial data.

Additional Explanatory Notes
Note Nr 18

ADJUSTMENT OF BASIC ERRORS

There were no adjustments of basic errors during the financial period.

Additional Explanatory Notes
Note Nr 19

GOING CONCERN CONSIDERATION

The statements of the Capital Group have been prepared under the going concern concept. There are no reasons suggesting any threats to the going concern consideration in the foreseeable future. There remains an entity in a state of liquidation which does not significantly affect the revenues or results of the Capital Group.

Additional Explanatory Notes
Note Nr 20

THE MERGER OF COMPANIES

There were no mergers involving entities of the Capital Group with companies outside of the Capital Group either in the current reporting period or in the comparable prior period. Within the Capital Group a merger was carried out between the indirect subsidiary PSKiT Cuprum 2000 S.A. and the subsidiary Telefonia Lokalna S.A. The merger was carried out by the purchase method.

SUBSIDIARIES AND ASSOCIATES FROM THE CAPITAL GROUP EXCLUDED FROM CONSOLIDATION

Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Reason for exclusion from consolidation/ legal basis for exclusion	Value of shareholders' funds	Percentage share of the Capital Group in the share capital	Revenue from the sale of goods and products and financial operations	Total balance sheet value
	a	b	c	d	e	f	g	h
	SUBSIDIARIES							
1.	Towarzystwo Ubezpieczeń Wzajemnych CUPRUM	Lubin	Property and life insurance	Specific legal status - § 2 point 8 of the Decree of the Minister of Finance dated 14 June 1995 regarding detailed principles for the preparation of consolidated financial statements by non-bank entities	18 738	96.68%	18 138	35 979
	ASSOCIATES							
2.	LCP Inkubator Przedsiębiorstw S.A.	Legnica	Accounting services, leasing of real estate and transport vehicles	Short-term interest - liquidation completed on 30 September 2000. The company has not yet been removed from the National Court of Registrations.				
3.	Przedsiębiorstwo Usługowe "Mercus Serwis" Sp. z o.o.	Lubin	Servicing of fiscal and computer equipment, repairs and servicing under guarantee and post-guarantee, IT services, installation of computer networks, retail trade in fiscal and computer equipment.	Low turnover and value of assets	111	46.27%	1 289	203
4.	Przedsiębiorstwo Handlowe "Mercus Plus" Sp. z o.o.	Jelenia Góra	Wholesale sales of electrical and household goods, and of goods from porcelain and ceramics, wallpaper, wooden goods, construction materials and metallic goods, and retail sales of consumables.	Low turnover and value of assets	3 810	20.82%	5 097	5 825
5.	Przedsiębiorstwo Handlowo - Usługowe "Mercus Bis" Sp. z o.o.	Dąbrowa Górnicza	Wholesale sales of goods from porcelain, ceramics and glass and of construction materials, and retail sales of furniture, lighting equipment, and of household goods.	Low turnover and value of assets	633	23.14%	6 687	2 392
6.	Przedsiębiorstwo Handlowo - Usługowe "Lubinpex" Sp. z o.o.	Lubin	Retail trade in food products and food-related services	Low turnover and value of assets	7 114	37.02%	30 561	9 624
7.	Walcownia Blach Sp. z o.o.	Gliwice	Production and processing of non-ferrous metals.	Short-term interest - in process of liquidation	(2 031)	34.11%	3 391	157
8.	Odlewnia Metali Nieżelaznych Sp. z o.o.	Gliwice	Production and processing of non-ferrous metals.	Short-term interest - in process of liquidation	12	34.11%	213	136

The abbreviated financial statements of subsidiary and associated entities excluded from consolidation are included in this Report as an enclosure to the Financial Report.

ADDITIONAL INFORMATION NECESSARY TO ENABLE HOLDERS OF LISTED SECURITIES RESIDENT IN THE UNITED KINGDOM TO OBTAIN ANY RELIEF FROM UNITED KINGDOM TAXATION TO WHICH THEY ARE ENTITLED IN RESPECT OF THEIR HOLDING OF SUCH SECURITIES:

Holders of securities issued by KGHM Polska Miedź S.A. resident in the United Kingdom should discuss with professional advisors if they can obtain any relief from United Kingdom taxation in respect of holding such securities.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
19 April 2002	Stanisław Speczik	President of the Management Board	
19 April 2002	Stanisław Siewierski	First Vice President of the Management Board	
19 April 2002	Witold Bugajski	Vice President of the Management Board	
19 April 2002	Grzegorz Kubacki	Vice President of the Management Board	
19 April 2002	Jarosław Andrzej Szczepek	Vice President of the Management Board	

SIGNATURE OF PERSON RESPONSIBLE FOR COMPANY ACCOUNTING			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
19 April 2002	Zenon Sabiniarz	Acting Chief Accountant	

Annex to the Financial Report

Abbreviated financial statements of the entities not required to be subject to consolidation

1. Towarzystwo Ubezpieczeń Wzajemnych "CUPRUM"
   - Balance sheet
   - Profit and loss account
   - Statement of Cash Flows

2.. Przedsiębiorstwo Usługowe "Mercus Serwis" Sp. z o.o
   - Balance sheet
   - Profit and loss account
   - Statement of Cash Flows

3. Przedsiębiorstwo Handlowe "Mercus Plus" Sp. z o.o.
   - Balance sheet
   - Profit and loss account
   - Statement of Cash Flows

4. Przedsiębiorstwo Handlowo-Usługowe "Mercus Bis" Sp. z o.o.
   - Balance sheet
   - Profit and loss account
   - Statement of Cash Flows

5. Walcownia Blach Sp. z o.o.
   - Balance sheet
   - Profit and loss account
   - Statement of Cash Flows

6. Odlewnia Metali Nieżelaznych Sp. z o.o.
   - Balance sheet
   - Profit and loss account
   - Statement of Cash Flows

7. Przedsiębiorstwo Handlowo – Usługowe Lubinpex Sp. z o.o.
   - Balance sheet
   - Profit and loss account
   - Statement of Cash Flows

EXEMPTION NUMBER: 82-4639

Abbreviated Financial Statement

Company : Towarzystwo Ubezpieczeń Wzajemnych " CUPRUM "

I Balance sheet

Group	Assets	Value as at December 31, 2001	Value as at December 31, 2000
A	Intangible assets	8	4
B	Investments	32 619	28 614
C	Life insurance and risk insurance accounts		
D	Debtors and claims	2 298	1 269
E	Other assets	739	624
F	Prepayments	315	257
	Total assets	35 979	30 768

Group	Shareholders' funds and liabilities	Value as at December 31, 2001	Value as at December 31, 2000
A	Shareholders' Funds	18 738	15 252
B	Sub-ordinated liabilities		
C	Technical funds and provisions	4 173	4 108
D	Technical funds and provisions for life insurance fund, if the insurer accepts the risk		
E	Other provisions	223	401
F	Deposits due to reinsurers		
G	Other liabilities and special funds	12 059	10 751
H	Accruals and deferred income	786	256
	Total shareholders' funds and liabilities	35 979	30 768

II General Profit and Loss Account

Group	Description	Value for the period 1.01 - 31.12.2001	Value for the period 1.01 - 31.12.2000
I	Technical result on property insurance	713	(202)
II	Investment income	4 251	3 580
III	Transfer of investment income, in part not treated as revenues of the technical insurance account		
IV	Costs of investments	180	163
V	Other operating income	32	28
VI	Other operating costs	38	82
VII	Operating profit	4 778	3 161
VIII	Extraordinary gains		
IX	Extraordinary losses		
X	Profit before tax	4 778	3 161
XI	Obligatory deductions from profit	1 256	926
XII	Net profit	3 522	2 235

EXEMPTION NUMBER: 82-4639

III Statement of Cash Flows

Group	Description	Value for the period 1.01 - 31.12.2001	Value for the period 1.01 - 31.12.2000
A	Net cash flows from operations	189	2 821
B	Net cash flows from investing activities	(57)	(2 706)
C	Net cash flows from financing activities	(1)	3
D	Cash and cash equivalents - end of the period	131	118

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD:

CZŁONEK ZARZĄDU
Jerzy Łęgieć

CZŁONEK ZARZĄDU
DYREKTOR TOWARZYSTWA
Janina Sadowska-Cegiełka

PREZES ZARZĄDU
Halina Grążewska

EXEMPTION NUMBER: 82-4639

Abbreviated Financial Statement

Company : PU "Mercus Serwis" Sp. z o.o.

I Balance sheet

Group	Assets	Value as at December 31, 2001	Value as at December 31, 2000
A	Fixed assets	54	63
I	Intangible assets	3	4
II	Tangible assets	51	59
III	Long term investments		
IV	Long term debtors		
B	Current assets	147	160
I	Inventory	56	13
II	Debtors and claims	84	42
III	Short term investments		
IV	Cash and cash equivalents	7	105
C	Prepayments	2	2
	Total assets	203	225

Group	Shareholders' funds and liabilities	Value as at December 31, 2001	Value as at December 31, 2000
A	Shareholders' Funds	111	
I	Share capital	200	50
II	Reserve capital		
III	Revaluation reserve capital		
IV	Profit from prior years	(50)	
V	Net profit for the period	(39)	(50)
B	Provisions		
C	Long term creditors		
D	Short term creditors and special funds	92	225
I	Short term liabilities	92	225
II	Special funds		
E	Accruals and deferred income		
	Total shareholders' funds and liabilities	203	225

PREZES ZARZĄDU

Robert Skrzypczak

II Profit and Loss Account

Group	Description	Value for the period 1.01 - 31.12.2001	Value for the period 1.07 - 31.12.2000
A	Revenues from sales and equivalents	1 281	317
B	Operating costs	1 325	367
C	Profit on sales	(44)	(50)
D	Other operating income	3	
E	Other operating costs	2	
F	Operating profit	(43)	(50)
G	Financial income	8	2
H	Financial costs	4	2
I	Profit before extraordinary items and tax	(39)	(50)
J	Extraordinary gains	0	6
K	Extraordinary losses	0	6
L	Profit before tax	(39)	(50)
M	Obligatory deductions from profit		
N	Net profit	(39)	(50)

III Statement of Cash Flows

Group	Description	Value for the period 1.01 - 31.12.2001	Value for the period 1.07 - 31.12.2000
A	Net cash flows from operations	(240)	124
B	Net cash flows from investing activities	(8)	(69)
C	Net cash flows from financing activities	150	50
D	Change in cash and cash equivalents	(98)	105
E	Cash and cash equivalents - beginning of the period	105	
F	Cash and cash equivalents - end of the period	7	105

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD:

PREZES ZARZĄDU
Robert Skrzypczak

EXEMPTION NUMBER: 82-4639

Abbreviated Financial Statement

Company : PH "Mercus Plus" Sp. z o.o.

I Balance sheet

Group	Assets	Value as at December 31, 2001	Value as at December 31, 2000
A	Fixed assets	4 791	4 004
I	Intangible assets	813	790
II	Tangible assets	3 978	3 214
III	Long term investments		
IV	Long term debtors		
B	Current assets	1 027	1 121
I	Inventory	768	702
II	Debtors and claims	237	387
III	Short term investments		
IV	Cash and cash equivalents	22	32
C	Prepayments	7	
	Total assets	5 825	5 125

Group	Shareholders' funds and liabilities	Value as at December 31, 2001	Value as at December 31, 2000
A	Shareholders' Funds	3 810	3 090
I	Share capital	4 770	3 350
II	Reserve capital		
III	Revaluation reserve capital		
IV	Profit from prior years	(260)	
V	Net profit for the period	(700)	(260)
B	Provisions		
C	Long term creditors	100	
D	Short term creditors and special funds	1 912	2 035
I	Short term liabilities	1 912	2 035
II	Special funds		
E	Accruals and deferred income	3	
	Total shareholders' funds and liabilities	5 825	5 125

PREZES ZARZĄDU

Antoni Ambroży

II Profit and Loss Account

Group	Description	Value for the period 1.01 - 31.12.2001	Value for the period 1.01 - 31.12.2000
A	Revenues from sales and equivalents	5 090	482
B	Operating costs	5 686	783
C	Profit on sales	(596)	(301)
D	Other operating income	7	9
E	Other operating costs	61	4
F	Operating profit	(650)	(296)
G	Financial income	7	36
H	Financial costs	57	
I	Profit before extraordinary items and tax	(700)	(260)
J	Extraordinary gains	21	
K	Extraordinary losses	21	
L	Profit before tax	(700)	(260)
M	Obligatory deductions from profit		
N	Net profit	(700)	(260)

III Statement of Cash Flows

Group	Description	Value for the period 1.01 - 31.12.2001	Value for the period 1.01 - 31.12.2000
A	Net cash flows from operations	18	42
B	Net cash flows from investing activities	(1 347)	(2 097)
C	Net cash flows from financing activities	1 319	430
D	Change in cash and cash equivalents	(10)	(1 625)
E	Cash and cash equivalents - beginning of the period	32	1 657
F	Cash and cash equivalents - end of the period	22	32

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD:

PREZES ZARZĄDU
Antoni Ambroży

EXEMPTION NUMBER: 82-4639

Abbreviated Financial Statement

Company : PH-U "Mercus Bis" Sp. z o.o.

I Balance sheet

Group	Assets	Value as at December 31, 2001	Value as at December 31, 2000
A	Fixed assets	571	535
I	Intangible assets	93	100
II	Tangible assets	478	435
III	Long term investments		
IV	Long term debtors		
B	Current assets	1 803	1 438
I	Inventory	1 145	1 129
II	Debtors and claims	595	248
III	Short term investments		
IV	Cash and cash equivalents	63	61
C	Prepayments	18	13
	Total assets	2 392	1 986

Group	Shareholders' funds and liabilities	Value as at December 31, 2001	Value as at December 31, 2000
A	Shareholders' Funds	633	926
I	Share capital	1 000	1 000
II	Reserve capital		
III	Revaluation reserve capital		
IV	Profit from prior years	(77)	
V	Net profit for the period	(290)	(74)
B	Provisions		
C	Long term creditors		
D	Short term creditors and special funds	1 759	1 060
I	Short term liabilities	1 753	1 060
II	Special funds	6	
E	Accruals and deferred income		
	Total shareholders' funds and liabilities	2 392	1 986

PREZES ZARZADU
dr Andrzej Woźnica

WICEPREZES ZARZĄDU
mgr Władysław Szpruch

mercus BIS
Sp. z o.o.
41-303 Dąbrowa Górnicza, ul. Wybickiego 1A
NIP 644-29-53-467

II Profit and Loss Account

Group	Description	Value for the period 1.01 - 31.12.2001	Value for the period 1.01 - 31.12.2000
A	Revenues from sales and equivalents	6 684	3 598
B	Operating costs	6 977	3 667
C	Profit on sales	(293)	(69)
D	Other operating income		
E	Other operating costs		
F	Operating profit	(293)	(69)
G	Financial income	3	1
H	Financial costs		6
I	Profit before extraordinary items and tax	(290)	(74)
J	Extraordinary gains		
K	Extraordinary losses		
L	Profit before tax	(290)	(74)
M	Obligatory deductions from profit		
N	Net profit	(290)	(74)

III Statement of Cash Flows

Group	Description	Value for the period 1.01 - 31.12.2001	Value for the period 1.01 - 31.12.2000
A	Net cash flows from operations	(79)	(69)
B	Net cash flows from investing activities	(49)	136
C	Net cash flows from financing activities	130	(6)
D	Change in cash and cash equivalents	2	61
E	Cash and cash equivalents - beginning of the period	61	
F	Cash and cash equivalents - end of the period	63	61

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD:

PREZES ZARZĄDU
dr Andrzej Woźnica

WICEPREZES ZARZĄDU
mgr Władysław Szpruch

MELCUS BIS
Sp. z o.o.
41-303 Dąbrowa Górnicza, ul. Wybickiego 1A
NIP 644-29-53-467

EXEMPTION NUMBER: 82-4639

Abbreviated Financial Statement

Company : "Walcownia Blach" Sp. z o.o.

I Balance sheet

Group	Assets	Value as at December 31, 2001	Value as at December 31, 2000
A	Fixed assets		862
I	Intangible assets		2
II	Tangible assets		860
III	Long term investments		
IV	Long term debtors		
B	Current assets	157	464
I	Inventory		152
II	Debtors and claims	44	206
III	Short term investments		
IV	Cash and cash equivalents	113	106
C	Prepayments		
	Total assets	157	1 326

Group	Shareholders' funds and liabilities	Value as at December 31, 2001	Value as at December 31, 2000
A	Shareholders' Funds	(2 031)	(1 137)
I	Share capital	2 098	2 098
II	Reserve capital		
III	Revaluation reserve capital		
IV	Profit from prior years	(3 235)	(3 038)
V	Net profit for the period	(894)	(197)
B	Provisions		
C	Long term creditors		
D	Short term creditors and special funds	2 185	2 376
I	Short term liabilities	2 185	2 369
II	Special funds		7
E	Accruals and deferred income	3	87
	Total shareholders' funds and liabilities	157	1 326

z up. Syndyka masy upadłości

GŁÓWNY KSIĘGOWY

II Profit and Loss Account

Group	Description	Value for the period 1.01 - 31.12.2001	Value for the period 1.01 - 31.12.2000
A	Revenues from sales and equivalents	3 387	4 526
B	Operating costs	3 774	4 729
C	Profit on sales	(387)	(203)
D	Other operating income	246	12
E	Other operating costs	755	18
F	Operating profit	(896)	(209)
G	Financial income	4	19
H	Financial costs	2	7
I	Profit before extraordinary items and tax	(894)	(197)
J	Extraordinary gains		
K	Extraordinary losses		
L	Profit before tax	(894)	(197)
M	Obligatory deductions from profit		
N	Net profit	(894)	(197)

III Statement of Cash Flows

Group	Description	Value for the period 1.01 - 31.12.2001	Value for the period 1.01 - 31.12.2000
A	Net cash flows from operations	502	38
B	Net cash flows from investing activities	(495)	2
C	Net cash flows from financing activities		42
D	Change in cash and cash equivalents	7	82
E	Cash and cash equivalents - beginning of the period	106	24
F	Cash and cash equivalents - end of the period	113	106

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD:

z up. Syndyka masy upadłości

GŁÓWNY KSIĘGOWY

KGHM Polska Miedź S.A. SA-RS 2001 in '000 PLN

ODLEWNIA METALI NIEŻELAZNYCH Sp. z o.o.
w likwidacji
44-109 Gliwice, ul. Metalowców 6
Regon 273731960, NIP 969-11-11-906

Abbreviated Financial Statement

Company : Odlewnia Metali Nieżelaznych Sp. z o.o.

I Balance sheet

Group	Assets	Value as at December 31, 2001	Value as at December 31, 2000
A	Fixed assets		840
I	Intangible assets		12
II	Tangible assets		827
III	Long term investments		1
IV	Long term debtors		
B	Current assets	136	3 991
I	Inventory		2 868
II	Debtors and claims	131	1 112
III	Short term investments		
IV	Cash and cash equivalents	5	11
C	Prepayments		
	Total assets	136	4 831

Group	Shareholders' funds and liabilities	Value as at December 31, 2001	Value as at December 31, 2000
A	Shareholders' Funds	12	148
I	Share capital	182	3 024
II	Reserve capital		521
III	Revaluation reserve capital		
IV	Profit from prior years		(3 298)
V	Net profit for the period	(170)	(99)
B	Provisions		
C	Long term creditors		
D	Short term creditors and special funds	124	4 547
I	Short term liabilities	124	4 547
II	Special funds		
E	Accruals and deferred income		136
	Total shareholders' funds and liabilities	136	4 831

Likwidator
Odlewni Metali Nieżelaznych Sp. z o.o.
w likwidacji
Marek Marchewka

KGHM Polska Miedź S.A. SA-RS 2001 in '000 PLN

II Profit and Loss Account

Group	Description	Value for the period 1.01 - 31.12.2001	Value for the period 1.01 - 31.12.2000
A	Revenues from sales and equivalents	198	67 621
B	Operating costs	307	67 203
C	Profit on sales	(109)	418
D	Other operating income	687	908
E	Other operating costs	763	1 077
F	Operating profit	(185)	249
G	Financial income	15	37
H	Financial costs		385
I	Profit before extraordinary items and tax	(170)	(99)
J	Extraordinary gains		
K	Extraordinary losses		
L	Profit before tax	(170)	(99)
M	Obligatory deductions from profit		
N	Net profit	(170)	(99)

III Statement of Cash Flows

Group	Description	Value for the period 1.01 - 31.12.2001	Value for the period 1.01 - 31.12.2000
A	Net cash flows from operations	(645)	(813)
B	Net cash flows from investing activities	625	834
C	Net cash flows from financing activities		(62)
D	Change in cash and cash equivalents	(20)	(41)
E	Cash and cash equivalents - beginning of the period	15	56
F	Cash and cash equivalents - end of the period	(5)	15

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD:

Likwidator
Odlewni Metali Nieżelaznych Sp. z o.o.
w likwidacji
Marek Marchewka

Abbreviated Financial Statement

Company : PHU Lubinpex Sp. z o.o.

I Balance sheet

Group	Assets	Value as at December 31, 2001	Value as at December 31, 2000
A	Fixed assets	3 510	2 576
I	Intangible assets	22	4
II	Tangible assets	3 487	2 571
III	Long term investments	1	1
IV	Long term debtors		
B	Current assets	6 091	5 572
I	Inventory	1 550	719
II	Debtors and claims	2 126	1 928
III	Short term investments		
IV	Cash and cash equivalents	2 415	2 925
C	Prepayments	23	14
	Total assets	9 624	8 162

Group	Shareholders' funds and liabilities	Value as at December 31, 2001	Value as at December 31, 2000
A	Shareholders' Funds	7 114	6 277
I	Share capital	2 500	2 500
II	Reserve capital	1 268	1 236
III	Other reserve capital	1 860	1 380
IV	Profit from prior years		32
V	Net profit for the period	1 486	1 129
B	Provisions		
C	Long term creditors		
D	Short term creditors and special funds	2 483	1 885
I	Short term liabilities	2 288	1 643
II	Special funds	195	242
E	Accruals and deferred income	27	
	Total shareholders' funds and liabilities	9 624	8 162

II Profit and Loss Account

Group	Description	Value for the period 1.01 - 31.12.2001	Value for the period 1.01 - 31.12.2000
A	Revenues from sales and equivalents	30 171	26 854
B	Operating costs	28 251	25 384
C	Profit on sales	1 920	1 470
D	Other operating income	43	78
E	Other operating costs	18	36
F	Operating profit	1 945	1 512
G	Financial income	390	453
H	Financial costs		
I	Profit before extraordinary items and tax	2 335	1 965
J	Extraordinary gains	6	10
K	Extraordinary losses	6	10
L	Profit before tax	2 335	1 965
M	Obligatory deductions from profit	849	836
N	Net profit	1 486	1 129

III Statement of Cash Flows

Group	Description	Value for the period 1.01 - 31.12.2001	Value for the period 1.01 - 31.12.2000
A	Net cash flows from operations	1 836	1 114
B	Net cash flows from investing activities	(1 292)	(324)
C	Net cash flows from financing activities	(1 054)	(745)
D	Change in cash and cash equivalents	(510)	45
E	Cash and cash equivalents - beginning of the period	2 925	2 880
F	Cash and cash equivalents - end of the period	2 415	2 925

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD:

PREZES ZARZĄDU
Eugeniusz Małkowski

WICEPREZES d/s EKONOMICZNYCH
GŁÓWNY KSIĘGOWY
CZŁONEK ZARZĄDU
Zofia Makówka

CE[illegible] PREZES ZARZĄDU
d/s GASTRONOMII
R[illegible]ta Zgrabka

WICEPREZES ZARZĄDU
d/s Handlu
Jadwiga Tomicka-Widuch

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

Management's Report on the Activities of the Capital Group in Financial Year 2001

Lubin, April 2002

EXEMPTION NUMBER: 82-4639

EXEMPTION NUMBER: 82-4639

1. DESCRIPTION OF THE CAPITAL GROUP

1.1 DESCRIPTION OF ORGANISATIONAL CHANGES IN THE KGHM POLSKA MIEDŹ S.A. CAPITAL GROUP

1.1.1. Equity investments of KGHM Polska Miedź S.A.

The direct equity investments of KGHM Polska Miedź S.A. as well as its indirect investments through the investment funds KGHM Metale S.A. and DSI S.A. as at 1 January 2001 and 31 December 2001 in subsidiary, associated and other entities is shown in the table below:

(in '000 PLN, GBP, ATS, USD)

		State as at 31 December 2001		State as at 1 January 2001	
Item	Entity	% share in entity's capital	Nominal value of shares	% share in entity's capital	Nominal value of shares
1	*2*	*3*	*4*	*5*	*6*
	KGHM Polska Miedź S.A.				
I.	***Subsidiaries (share in capital above 50%)***				
1	Dolnośląska Spółka Inwestycyjna S.A.	100.00	158 448	100.00	158 448
2	KGHM Metale S.A.	100.00	139 374	100.00	139 374
3	CBPM "CUPRUM" Spółka z o.o.	100.00	3 507	100.00	3 507
4	"Energetyka" sp. z o.o.	100.00	62 719	100.00	62 719
5	POL-MIEDŹ TRANS spółka z o.o.	100.00	137 423	100.00	137 423
6	KGHM Polish Copper Ltd.	100.00	2 000 GBP	100.00	2 000 GBP
7	KGHM Kupferhandelsges.m.b.H.	100.00	3 500 ATS	100.00	3 500 ATS
8	Telefonia Lokalna S.A. (since 10 January 2002 Telefonia Dialog S.A.)	100.00	850 000	100.00	280 000
9	"MIEDZIOWE CENTRUM ZDROWIA" S.A.	100.00	43 162	99.99	60 791
10	CBJ sp. z o.o.	99.99	2 918	99.99	2 918
11	K.G.H.M. CONGO s.p.r.l.	99.98	17 147 USD	99.98	17 147 USD
12	"TUW-CUPRUM"	93.14	9 500	93.14	1 900
13	AQUAKONRAD S.A. in liquidation	90.40	94 224	90.40	94 224
14	KGHM Metraco Sp. z o.o.	91.58	2 519	91.58	2 519
II.	***Associates (share in capital from 50% to 20%)***				
15	FOSROC-KSANTE spółka z o.o.	30.00	1 350	30.00	1 350
16	Cuprum-Bank S.A.	26.17	5 234	26.17	5 234
17	PAiP "Automatyka- Miedź" spółka z o.o.	-	-	21.96	417

III.	*Other (share in capital up to 20%)*				
18	Polkomtel S.A.	19.61	401 978	19.61	294 123
19	Polskie Towarzystwo Reasekuracyjne S.A.	11.88	12 500	11.88	12 500
20	PTE "EPOKA" S.A. in liquidation	5.82	4 450	5.82	4 450
	Dolnośląska Spółka Inwestycyjna S.A.				
I.	*Subsidiaries (share in capital above 50%)*				
1	ZM Legmet spółka z o.o.	100.00	16 003	100.00	16 003
2	PeBeKa S.A.	100.00	11 115	100.00	11 115
3	INOVA sp. z o.o. (change of name – until 26.11.2001 called Zakład Doświadczalny spółka z o.o.)	100.00	2 853	100.00	2 853
4	Zakład Usług Wielobranżowych spółka z o.o.	100.00	7 003	100.00	7 003
5	DKE – Oława spółka z o.o.	100.00	385	100.00	385
6	INTERFERIE spółka z o.o.	100.00	48 245	100.00	48 245
7	ZWG spółka z o.o.	100.00	10 193	100.00	10 193
8	Zanam spółka z o.o.	100.00	8 035	-	-
9	KWARCE S.A.	99.97	12 266	99.97	12 266
II.	*Associates (share in capital from 50% to 20%)*				
10	NATUROPAK spółka z o.o.	27.50	334	27.50	334
11	LCP Inkubator Przedsiębiorstw S.A. in liquidation	29.41	100	29.41	100
	ANCOR – HMG – EUROPA spółka z o.o.	-	-	44.89	353
	ZM Lena Sp. z o.o.	-	-	32.99	1 800
III.	*Other (share in capital up to 20%)*				
12	Telewizja Reg. Zagłębia Miedziowego Sp. z o.o.	-	-	0.4	20
13	Miedziowe Centrum Zdrowia S.A.	-	-	0.00016	0,1
	KGHM Metale S.A.				
I.	*Subsidiaries (share in capital above 50%)*				
1	WFP "Hefra" S.A.	90.24	7 400	50.00	4 100
2	Walcownia Metali Nieżelaznych Spółka z o.o.	64.04	23 134	64.04	23 134
3	PCPM S.A.	65.00	65	65.00	65
II.	*Associates (share in capital from 50% to 20%)*				
4	PHP "Mercus" spółka z o.o.	46.27	2 387	46.27	2 387
5	Walcownia Metali "Łabędy" S.A.	34.11	8 107	34.11	8 107
III.	*Other (share in capital up to 20%)*				
6	Telewizja Familijna S.A.	11.96	220	11.96	220
7	Huta Gliwice S.A. in liquidation	0.53	1	0.53	1

In addition, the below lower-level entities own shares in other entities. These relationships are shown in the table below.

(in '000 PLN)

Item	Entity	State as at 31 December 2001		State as at 1 January 2001	
		% share in entity's capital	Nominal value of shares	% share in entity's capital	Nominal value of shares
1	*2*	*3*	*4*	*5*	*6*
	WFP „Hefra S.A.				
1	Fabryka Nakryć Stołowych „Lefana" Sp. z o.o.	100.00	4 000	-	-
	PHP „Mercus" Sp. z o.o.				
1	PU „Mercus Serwis" sp. z o.o.	100.00	200	100.00	50
2	PH „Mercus Plus" Sp. z o.o.	49.99	2 385	45.00	1 508
3	PHU „Mercus Bis" Sp. z o.o.	50.00	500	50.00	500
4	PHU „Lubinpex" Sp. z o.o.	80.00	2 000	-	-
	Walcownia Metali „Łabędy" S.A.				
1	PCPM S.A.	2.50	3	2.50	3
2	Walcownia Blach Sp. z o.o. in bankruptcy	57.62	1 088	57.62	1 088
3	Walcownia Metali Nieżelaznych Sp. z o.o.	31.80	11 489	35.96	12 989
4	ZPR „Prorem" Spółka z o.o. in liquidation	19.88	10	19.88	10
5	Odlewnia Metali Nieżelaznych Sp. z o.o. in liquidation	100.00	3 025	100.00	3 025
6	Energomedia Sp. z o.o.	100.00	6 291	100.00	6 291
	Telewizja Familijna S.A.				
1	Amber TV Sp. z o.o.	48.75	420	48.75	2
2	Lagotis BV	100.00	92	100.00	92
3	Grupa Multimedialna S.A.	0.65	100	100.00	100
4	Kobieta i Życie	100.00	3 681	-	-
5	Uroda	71.64	1 437	-	-
	Legmet Sp. z o.o.				
1	Huta Stalowa Wola S.A.	0.005	7	0.005	7
2	Walcownia Rur „Jedność" Sp. z o.o.	-	-	3.38	5 000
3	Mechanishe Werke Vertrieb GmbH Berlin	18.51	26	18.51	26
4	HSW Zakład Hutniczy Sp. z o.o. Stalowa Wola	0.008	9	0.008	9
	PeBeKa Sp. z o.o.				
1	Sudecko-Pomorskie Towarzystwo Drogowe w Jeleniej Górze in liquidation	4.12	40	4.12	40

In addition, these related companies own shares in a Mutual Insurance Society „Cuprum" .
As at 31 December 2001, the total equity stake of entities of the KGHM Polska Miedź S.A. Capital Group in the share capital of the following entities was as follows:

- TUW Cuprum 96.68 %,
- PCPM S.A. 70.64%,
- WMN Spółka z o.o. 74.89%.

1. 1. 2. Changes in the equity investments of KGHM Polska Miedź S.A.

In the year 2001, and also in the period from 1 January 2002 to the date of preparation of this report, the following changes were carried out in the equity investments of the KGHM Polska Miedź S.A. Capital Group:

The acquisition of shares in the increased share capital of companies

KGHM Polska Miedź S.A.

- **Telefonia Lokalna S.A.**
  a) in March 2001 an increase in share capital was registered for Telefonia Lokalna S.A. in the amount of PLN 220 000 thousand; KGHM Polska Miedź S.A. obtained 2 200 000 shares in the increased share capital, making payment in two instalments: in December 2000 in the amount of PLN 200 000 thousand, and in January 2001 in the amount of PLN 20 000 thousand.
  b) in April 2001 the General Meeting passed a resolution to increase the share capital by PLN 350 000 thousand; KGHM Polska Miedź S.A. in June paid the first instalment to obtain the new issue in the amount of PLN 150 000 thousand. The subscription will conclude by the end of 2002. The increase in share capital was registered in November 2001.
- **Polkomtel S.A.** – in November 2000 the Extraordinary General Meeting of Shareholders of Polkomtel S.A. passed a resolution to increase the share capital by PLN 550 000 thousand. KGHM Polska Miedź S.A. in March 2001 paid the second instalment of PLN 80 891 thousand. Altogether KGHM Polska Miedź S.A obtained shares in the increased capital in proportion to its current equity commitment for PLN 107 855 thousand. The increase in share capital was registered in October 2001. The stake of KGHM Polska Miedź S.A. in the share capital after the increase remained unchanged, and amounts to 19.61%.
- **"TUW–CUPRUM"** – in October 2001 an increase in share capital was registered of PLN 8 160 thousand, of which KGHM Polska Miedź S.A. obtained shares for a total amount of PLN 7 600 thousand. This increase in capital took place through a transfer of reserve capital into share capital. The shareholders of this company obtained shares in proportion to their prior equity commitment in the share capital.
- **"Energetyka" Spółka z o.o.** – in February 2001 the General Meeting passed a resolution to increase the share capital of this company by PLN 546 thousand. All shares in the increased capital were obtained, and covered through a contribution in kind, by KGHM Polska Miedź S.A. This increase in capital was registered in March 2002.

DSI S.A.

- **PeBeKa S.A.** - in November 2001 the General Meeting passed a resolution to increase the share capital of this company by PLN 4 000 thousand. All shares in the increased capital will be obtained and paid in cash by DSI S.A. The increase in capital had not yet been registered as at the date of preparation of this report.

  In addition, in January 2002 an increase in share capital was registered for DKE Oława Spółka z o.o. of PLN 380 thousand. DSI S.A. surrendered its right of first refusal to obtain these shares to SITA POLSKA Sp. z o.o. Following registration the stake of DSI S.A. in the capital of this company was reduced, from 100% to 50.33%.

KGHM Metale S.A.

- in February 2001 the Extraordinary General Meeting of Lefana Sp. z o.o. passed a resolution to increase the share capital by PLN 1 550 thousand; 30 994 shares were obtained by WFP "Hefra" S.A. (a subsidiary of KGHM Metale S.A.).

The purchase of shares

KGHM Metale S.A.

- in January 2001 KGHM Metale S.A. purchased from Universal S.A. 515 624 shares of Warszawska Fabryka Platerów "Hefra" S.A. with its registered head office in Warsaw (40.24% of the share capital) for PLN 5 446 thousand; as a result of this transaction the equity interest of KGHM Metale S.A. was increased to 90.24% of the share capital of this company.
- in January 2001 KGHM Metale S.A. purchased 49 006 shares of Fabryka Nakryć Stołowych "Lefana" spółka z o.o. with its registered head office in Legnica for PLN 280 thousand; this represents 100% of the share capital of this company.

DSI S.A.

- in April 2001 withdrew from an agreement for the sale of shares of DFM ZANAM Sp. z o.o. entered into on 28 December 1999 – the reason for withdrawal from this agreement was lack of payment of part of the price for these shares. Currently DSI S.A. owns 100% of the share capital of this company;

In addition in 2001 KGHM Polska Miedź S.A. purchased shares in the closed investment fund AIG Emerging Markets Infrastructure Fund L.P. for the total amount of USD 4 773 thousand, representing the equivalent of PLN 19 932 thousand.

Reductions in share capital

KGHM Polska Miedź S.A.

- **"MIEDZIOWE CENTRUM ZDROWIA" S.A.** – in October 2001 a reduction in share capital was registered of PLN 17 629 thousand, of which PLN 17 200 thousand was used to cover losses from prior years, while PLN 430 thousand was placed into the reserve capital of the company. Currently the share capital amounts to PLN 43 162 thousand, with 100% of the shares owned by KGHM Polska Miedź S.A.
- **Dolnośląska Spółka Inwestycyjna S.A.** – in October 2001 a resolution was passed by the General Meeting to reduce the share capital by PLN 1 585 thousand, through a reduction in the nominal value of shares from PLN 100 to PLN 99 each; the claimed amount by the shareholder KGHM Polska Miedź S.A. due to this reduction in capital will be satisfied by a transfer of assets associated with property located on plot nr 93/6 in Lubin (region 3) and by the payment of cash in the amount of PLN 28 thousand. This decrease in share capital had not yet been registered as at the date of this report.

The sale/retirement of shares

KGHM Polska Miedź S.A.

- **PAiP "Automatyka Miedź" Spółka z o.o.** – in June 2001 all 4 173 shares belonging to KGHM Polska Miedź S.A. were retired (representing 21.96% of the share capital) for a total amount of PLN 719 thousand.
- **"MIEDZIOWE CENTRUM ZDROWIA" S.A.** - in March 2001 2 shares of this company were retired, with repayment being made to DSI S.A. and TUW-CUPRUM (subsidiaries of KGHM Polska Miedź S.A.) in the amount, representing the nominal value of the retired shares, of PLN 0.2 thousand. KGHM Polska Miedź S.A. following this transaction owns 100% of the share capital of this company.
- **Cuprum Bank S.A.** - In September 2001 an agreement was entered into with Dominet S.A. for the sale of the remaining 5 234 shares of this company belonging to KGHM Polska Miedź S.A., having a nominal value of PLN 1000 each and representing 26.2% of the share capital and granting 29.3% of the votes at the General Meeting of the company. The transfer of ownership rights to the buyer took place on 26 March 2002.

DSI S.A.

- **"BGH-RM" Spółka z o.o.** - in December 2000 an agreement was signed for the sale of all 18 968 shares owned by DSI S.A. (representing 19.99% of the share capital); this agreement was terminated due to lack of payment of part of the price for these shares; DSI S.A. consequently sold the above-mentioned shares in January 2001 to a private individual for the total amount of PLN 21 thousand,
- **ZM Lena Spółka z o.o.** - in March 2001 DSI S.A. sold to a majority shareholder all 18 001 shares owned (representing 33% of the share capital) for the total amount of PLN 2 145 thousand.
- **ANCOR -HMG-EUROPA Sp. z o.o.** – in July 2001 DSI S.A. sold to a majority shareholder all 294 shares owned (representing 44.89% of the share capital) for the total amount of PLN 777 thousand.
- **Telewizja Regionalna Zagłębia Miedziowego Spółka z o.o.** – in November 2001 DSI S.A. sold to TRANS-MEDIA GROUP Sp. z o.o. in Warsaw 20 shares having a nominal value of PLN 1 000 each, representing 0.4 % of the share capital of this company. The total sale price of these 20 shares amounts to PLN 1 000. The book value of the shares sold in the accounts of KGHM Metale S.A. amounts to PLN 20 thousand.

KGHM Metale S.A.

- **LEFANA Sp. z o.o.** – in December 2001 KGHM Metale S.A. sold to a subsidiary entity - WFP "Hefra" S.A. - 49 006 shares having a nominal value of PLN 50 each, representing 100% of the share capital, for the amount of PLN 606 thousand. The book value of the shares sold in the accounts of KGHM Metale S.A. amounted to PLN 280 thousand.

Activities aimed at the sale of entities included into the KGHM Polska Miedź S.A. Capital Group

- DSI S.A. in November 2001 entered into a contingent sales agreement with URBEX Spółka z o.o. for the sale of 100 040 shares of ZUW spółka z o.o. at a nominal value of PLN 70 each. Validity of the agreement depends on the following:
- permission for the sale of these shares by the General Meeting of DSI S.A.,
- a favourable decision by the Anti-Monopoly Office (UOKiK) (a favourable decision was granted by UOKiK on 31 December 2001),
- payment by the purchaser of the entire sale price, and
- a guarantee by KGHM Polska Miedź S.A. to the company that its services will be continued.

As of the date of preparation of this report this transaction for the sale of shares to URBEX Spółka z o.o. had not yet been realised.

Returnable increases in share capital

KGHM Polska Miedź S.A.

- in July 2001 KGHM Polska Miedź S.A. granted a repayable increase in reserve capital to „Energetyka" Spółka z o.o. in the amount of PLN 11 000 thousand, to be used for the purchase of water-sewage assets of AQUAKONRAD S.A. The total value of this purchase by „Energetyka" Spółka z o.o. of the above-mentioned assets amounts to PLN 22 282 thousand.
- in September 2001 **POL – MIEDŹ TRANS Spółka z o.o.** returned a repayable increase in reserve capital to KGHM Polska Miedź S.A. in the amount of PLN 20 500 thousand.

DSI S.A.

- made a repayable increase to the share capital of DKE Spółka z o.o.:
  c) *in October 2001 in the amount of PLN 2 000 thousand,*
  d) in January 2002 in the amount of PLN 503 thousand.

Long term loans and acquisitions of bonds

KGHM Polska Miedź S.A.

- **Polkomtel S.A.** – in June 2001 KGHM Polska Miedź S.A. paid PLN 40 200 thousand to Polkomtel S.A. as the first of two instalments of a loan, the second instalment of PLN 57 850 thousand being paid in August 2001, for the purpose of financing investments connected with the building of a UMTS network. The total amount of this shareholder loan was PLN 500 000 thousand. KGHM Polska Miedź S.A. provided 19.61% of this loan, representing its proportional ownership in the share capital of Polkomtel S.A.
- **Telefonia Lokalna S.A**
  a) In July 2001 KGHM Polska Miedź S.A. obtained a private placement issue of registered bonds of Telefonia Lokalna S.A. representing the equivalent of 70 000 thousand USD as per the average NBP exchange rate from 27 July 2001. *The initial maturity date of 28 December* 2001 was extended to 28 June 2002.
  b) In December 2001 Telefonia Lokalna S.A. decided to make a further private placement issue of bonds. This agreement, entered into with an agent and organiser, enabled the issuance of the following bond tranches: denominated in PLN and having a total maximum value of PLN 915 000 thousand, and denominated in PLN, in an amount expressed as the USD equivalent, having a total maximum value of USD 43 500 thousand. In the course of this issue KGHM Polska Miedź S.A. in December obtained bonds in the total amount of PLN 915 000 thousand. Maturity of these bonds falls in June 2002.

KGHM Metale S.A.

- in April 2001 purchased 260 ordinary registered bonds of Telewizja Familijna S.A. with registered head office in Warsaw, having a nominal value of PLN 26 000 thousand, which is equal to the purchase price. Maturity of the bonds is 12 March 2005.

Dividends received

KGHM Polska Miedź S.A.

KGHM Polska Miedź S.A. received a total of PLN 7 861 thousand in dividends for 2001, of which from:

KGHM Polish Copper Ltd.	PLN 1 652 thousand,
KGHM Metraco sp. z o.o.	PLN 5 658 thousand,
FOSROC-KSANTE spółka z o.o.	PLN 551 thousand.

In addition, in connection with the conversion of reserve capital of „TUW–CUPRUM" into share capital, the entire amount of PLN 7 600 thousand, which increased the share capital of the company, was disclosed in the financial statement as a dividend.
The Company also received PLN 2 thousand in dividends from DWS Polska TFI S.A.

KGHM Metale S.A.

In 2001 this company received a dividend from PHP „Mercus" Sp. z o.o. in the amount of PLN 640 thousand.

Revaluation of shares of KGHM Polska Miedź S.A. Capital Group entities

Following analysis of the companies of the Capital Group, the management boards of respective companies decided:

with respect to KGHM Polska Miedź S.A.

- to revalue the shares of KGHM Metale S.A. in the balance sheet of the Company by PLN 59 839 thousand – which was a consequence of revaluing assets belonging to KGHM Metale S.A.,
- to release the provision created for the permanent dimunition in value of DSI S.A. by –PLN 8 270 thousand, and
- after reviewing the estimation carried out by the investment fund AIG Emerging Europe Infrastructure Fund of the fair value of its investments, as well as the exchange rates as at the balance sheet date, a provision was created for the permanent dimunition in their value in the amount of PLN 3 222 thousand.

with respect to Dolnośląska Spółka Inwestycyjna S.A.

- to revalue the shares of Legmet Sp. z o.o. by PLN 7 500 thousand,
- to revalue the shares of Zanam Sp. z o.o. by PLN 3 800 thousand,
- to revalue the shares of Naturopak Sp. z o.o. by PLN 340 thousand, and
- to revalue the shares of Zakład Wyrobów Gumowych Sp. z o.o. by PLN 1 370 thousand.

with respect to KGHM Metale S.A.

- to revalue the shares of Telewizja Familijna S.A. by PLN 26 004 thousand,
- to create a provision for the ordinary registered bonds of Telewizja Familijna S.A. at the level of the purchase price, i.e. PLN 26 000 thousand, and
- to revalue the shares of WFP „Hefra" S.A. by PLN 6 000 thousand.

Likewise, the revaluations carried out in the capital groups of DSI S.A. and KGHM Metale S.A. were the consequence of a permanent dimunition in the value of their investments.

Liquidation of companies.

In November 2001 the General Meeting of Przedsiębiorstwo Eksploatacji Wód AQUAKONRAD S.A. (a subsidiary of KGHM Polska Miedź S.A.) decided to initiate the process of liquidating the company. This decision was made due to the unprofitability of the core business of the company. As at the date on which the liquidation proceedings were begun, the value of the company in KGHM Polska Miedź S.A. General Ledger was PLN 742 thousand.

Creation of new entity

In November 2001 DSI S.A., together with AGREA S.A. with its registered head office in Dłużyna Górna, established the company „AGREA-LUBIN" Spółka Akcyjna in organisation. The company was established based on assets transferred by AGREA S.A. in the form of a contribution in kind connected with the assets of the former horticultural center in Lubin, on Małomicka Street, which was valued at PLN 7 200 thousand, and by a cash payment by DSI S.A. of PLN 7 000 thousand. The share capital of the company is PLN 3 550 thousand and is divided into 710 000 registered shares having a nominal value of PLN 5 each. The issue price of these founder shares amounts to PLN 20 each. DSI S.A. obtained 350 000 registered shares having a total value of PLN 1 750 thousand. The application for registration of this company was sent to the appropriate court of registration.

The structure of the KGHM Polska Miedź S.A. Capital Group as at 31 December 2001 is presented in schemat 1.

Schemat nr 1. Structure of the KGHM Polska Miedź S.A. Capital Group as at 31 December 2001

Equity investments of KGHM Polska Miedź S.A.

KGHM Polska Miedź S.A.		Dolnośląska Spółka Inwestycyjna S.A.	100%	Fundusz Inwestycji Kapitałowych KGHM Metale S.A.	100%
KGHM Polish Copper Ltd	100%				
KGHM Kupferhandelsges. m.b.H.	100%				
POL-MIEDŹ TRANS Sp. z o.o.	100%	PeBeKa S.A.	100%	HEFRA S.A.	90%
CBPM CUPRUM Sp. z o.o.	100%	DKE OŁAWA Sp. z o.o.	100%	Polskie Centrum Promocji Miedzi S.A.	65%
"Energetyka" Sp. z o.o.	100%	INOVA Centrum Innowacji Technicznych Sp. z o.o.	100%	Walcownia Metali Nieżelaznych Sp. z o.o.	64%
K.G.H.M. CONGO s.p.r.l.	100%	ZM LEGMET Sp. z o.o.	100%	PHP MERCUS Sp. z o.o.	46%
"Telefonia Lokalna" S.A.	100%	"INTERFERIE" Sp. z o.o.	100%	Walcownia Metali "ŁABĘDY" S.A.	34%
CBJ Sp. z o.o.	100%	Zakład Usług Wielobranżowych Sp. z o.o.	100%	TELEWIZJA FAMILIJNA S.A.	12%
"MIEDZIOWE CENTRUM ZDROWIA" S.A.	100%	Zakład Wyrobów Gumowych Sp. z o.o.	100%	HUTA GLIWICE S.A.	<1%
"TUW-CUPRUM"	93%	DFM ZANAM Sp. z o.o.	100%		
KGHM "Metraco" Sp. z o.o.	92%	"KWARCE" S.A.	99%		
AQUAKONRAD S.A. (in liq.)	90%	"AGREA-LUBIN" S.A. (in org.)	49%		
FOSROC KSANTE Sp. z o.o.	30%	LCP S.A. (in liq.)	29%		
CUPRUM BANK S.A.	26%	NATUROPAK Sp. z o.o.	28%		
Polkomtel S.A.	19,6%				
PTR S.A.	12%				
PTE "EPOKA" S.A. (in liq.)	6%				

1.1.3. Entities excluded from consolidation

The KGHM Polska Miedź S.A. Capital Group is very diverse in terms of its capital relationships, which effects the financial consolidation of these entities.

The result is that, during preparation of the consolidated financial statement for the KGHM Polska Miedź S.A. Capital Group, those companies in which the share of the Group did not exceed 20%, either in share capital or in voting rights, were not subject to consolidation.

Also excluded from consolidation were all entities:

- under liquidation or bankruptcy,
- in which the holding is of a short term nature,
- whose value of assets and revenues were insignificant, and
- having a different legal status.

The consolidated financial report of the KGHM Polska Miedź S.A. Capital Group prepared for the year 2001 did not include the following entities:

Item	Entity	Percentage of share capital and total number of votes of the directly-dominant entity
1	*2*	*3*
A.	**Share in total votes below 20 %**	
I	**KGHM Polska Miedź S.A.**	
1	Polkomtel S.A.	19.61%
2	Polskie Towarzystwo Reasekuracyjne S.A.	11.88%
3	PTE EPOKA S.A. in liquidation	5.81%
II	**KGHM Metale S.A.**	
1	Telewizja Familijna S.A.	11.96%
2	Huta Gliwice S.A.	0.53%
III	**Dolnośląska Spółka Inwestycyjna S.A.**	
1	TV Regionalna Zagłębia Miedziowego Sp. z o.o.	0.40%
IV	**ZM Legmet Spółka z o.o.**	
1	Huta Stalowa Wola S.A.	0.005%
2	HSW Zak. Hut. Sp. z o.o.	0.008%
3	Mechanische Verke und Gieserei Legmet Vertrieb GmbH	18.51%
V	**PeBeKa S.A.**	
1	SP Towarzystwo Drogowe Jelenia Góra	4.12%
VI	**Walcownia Metali "Łabędy" S.A.**	
1	Zakład Produkcyjno-Remontowy „PROREM" Sp. z o.o.	19.88%
B.	**Different legal status - mutual insurance society**	
I	**KGHM Polska Miedź S.A.**	
1	"TUW - CUPRUM"	93.14%
C.	**Short term interest (in a state of liquidation or bankruptcy)**	
I	**DSI S.A.**	
1	LCP Inkubator Przedsiębiorstw S.A. in liquidation	29.41%
II	**Walcownia Metali „Łabędy" S.A.**	
1	Odlewnia Metali Nieżelaznych Sp.z o.o. in liquidation*	100%
2	Walcownia Blach Sp. z o.o. in bankruptcy	57.62%
D.	**Insignificant value of assets or revenues**	
I	**PHP "Mercus" Sp. z o.o.**	
1	PU "Mercus Serwis" Sp. z o.o.	100%
2	PH "Mercus Plus" Sp. z o.o.	49.98%
3	PH "Mercus Bis" Sp. z o.o.	50%
4	PHU „Lubinpex" sp. z o.o.	80%

* this company was consolidated until 29 March 2001

1.2 Activities, products, goods and services of the entities of the KGHM Polska Miedź S.A. Capital Group, including their sales markets

1) Basic products and services of Capital Group entities, by segment of activity:

Item	Name of entity	Segments of activity
1.	2.	3.
I.	**Extraction and processing of metals**	
1.	KGHM Polska Miedź S.A.	extraction and processing of copper and precious metals
2.	KGHM Congo s.p.r.l.	copper and cobalt extraction services
3.	Walcownia Metali Nieżelaznych Sp. z o.o.	non-ferrous metals processing
4.	HUTA GLIWICE S.A. in bankruptcy	production of steel and steel alloys
II.	**Equity investments**	
1.	DSI S.A.	equity investments
2.	KGHM METALE S.A.	equity investments
III.	**Construction**	
1.	PeBeKa S.A.	constrcuction; building of roadway and railway tunnels, mining services
IV.	**Commerce**	
1.	KGHM Polish Copper Ltd	copper trading
2.	KGHM Kupferhandelsges m.b.H.	copper trading
3.	KGHM Metraco Sp. z o.o.	trade in metals, chemicals, copper scrap
4.	PHP Mercus Sp. z o.o.	trade, production of bundled electrical cables
V.	**Mechanics**	
1.	ZM Legmet Sp. z o.o.	production of machinery and mining equipment, metals casting
2.	DFM Zanam Sp. z o.o.	production of machinery and mining tools
3.	ZUW Sp. z o.o.	production and repair of mining machinery
VI.	**Production and supply of electrical energy, gas and water**	
1.	„Energetyka" sp. z o.o.	production, distribution and sale of electrical and heating energy
VII.	**Services**	
1.	INTERFERIE Sp. z o.o.	tourism, hotel and spa services
2.	Miedziowe Centrum Zdrowia S.A.	medical services
3.	POL-MIEDŹ TRANS Sp. z o.o.	road and railway transport, trade in fuels
4.	Telefonia Lokalna S.A.	telecommunications services
5.	Polkomtel S.A.	telecommunications services
VIII	**R&D activities**	
1.	CBPM CUPRUM Sp. z o.o.	R&D activities
2.	Centrum Badań Jakości Sp. z o.o.	technical research and analysis
3.	INOVA Centrum Inowacji Technicznych Sp. z o.o.	production of machinery, R&D activities
IX	**Insurance and banking**	
1.	TUW-CUPRUM	mutual insurance services for its members
2.	PTR S.A.	organisation and conduct of intermediate insurance activities
3.	Cuprum Bank S.A.	banking activities

X.	Other activities	
	PEW Aquakonrad S.A. in liquidation	production of mineral water and non-alcoholic beverages
	Zakład Wyrobów Gumowych Sp. z o.o.	production of goods from rubber, management of non-metallic wastes and of defective products
	Kwarce S.A.	production of goods from non-metallic raw materials
	Naturopak Sp. z o.o.	production of packaging from paper, cardboard and other paper articles, production of machinery for the paper industry
	Warszawska Fabryka Platerów HEFRA S.A.	production and sale of non-wooden, silver-plated table settings
	Dolnośląska Korporacja Ekologiczna – Oława Sp. z o.o.	processing of municipal and industrial wastes
	Telewizja Familijna S.A.	radio and television production, film, video production, advertising
	FOSROC-KSANTE Sp. z o.o.	production of organic and non-organic chemicals, glues
	„AGREA-LUBIN" S.A. in organisation	horticultural production
	WM „Łabędy" S.A.	property leasing, management and sale of property
	LCP Inkubator Przedsiębiorczości S.A. in liquidation	counselling for small enterprises
	PTE EPOKA S.A. in liquidation	management of retirement fund
	Polskie Centrum Promocji Miedzi S.A.	copper promotion

2) Share of specific products, goods and services in revenues from sales.

Chart 1. Share of specific products, goods and services in revenues from sales.


1.3%
1.0%
1.0%
2.4%
3.2%
4.2%
4.7%
82.1%
Copper, precious metals, smelter by-products, electrical wires and cables
Revenues from trading activities
Telecoms and computer services
Construction/assembly services
Other industrial services
Metals processing
Energy
Other:

mining machinery and equipment, steel strucutures and construction elements, the sale of other goods, repair and conservation of machinery and equipment, transport services, R&D, tourism and hospitality industry services, promotion services, and leasing, rental and other property-related services.

The sale of copper, precious metals, smelter by-products and electrical wires and cables represents 82% of total Capital Group sales. Other products, goods and services represent nearly 18% of total sales.

3) Sales markets for products, goods and materials – geographical products sales structure

Sales of copper by KGHM Polska Miedź S.A. represent around 71% of revenues from sales of the Capital Group.
In 2001 sales volume on copper products amounted to 491 170 tonnes. Sales to the domestic market represented 38% of total sales, with export sales representing 62%. In 2000 these same figures were 37% and 63%, respectively.

Chart 2. Copper sales by country of destination in 2001


Germany 17%
France 14%
China 8%
Czech Republic 6%
Austria 5%
Hungary 5%
Sweden 2%
Other 5%
Poland 38%

The largest foreign customers of copper in 2001 were: Germany, France, China and the Czech Republic.
In 2001 sales were as follows:

- 243 436 tonnes of cathode, of which 31 299 tonnes (13 %) went to the domestic market, with 212 137 tonnes (87 %) being exported. Copper cathodes represented 50 % of copper products sales volume. The largest foreign recipients of copper cathodes were France (26 %), Germany (19 %), China (16 %), Austria (8 %) and Hungary (5 %).
- 218 791 tonnes of copper wire rod, of which 145 318 tonnes (66 %) went to the domestic market, with 73 473 tonnes (34 %) being exported. Wire rod represented 44 % of copper products sales volume. The largest foreign recipients of wire rod were Germany (13 %), the Czech Republic (11 %) and Hungary (5 %).
- 28 914 tonnes of round copper billets, of which 10 282 tonnes (36 %) went to the domestic market, with 18 632 tonnes (64 %) being exported. Billets represented 6 % of copper products sales volume. The largest foreign recipients of billets were Germany (22 %), France (19 %), Austria (11 %) and the Czech Republic (6 %).

The second-largest product in terms of sales by the KGHM Polska Miedź S.A. Capital Group is silver. In 2001 1 145 tonnes of silver were sold, of which 93 tonnes (8 %) went to the domestic market, with 1 052 tonnes (92 %) being exported. The largest foreign recipients of silver were Great Britain (40 % of silver sales in 2001), Germany (31 %) and Belgium (20 %).


Poland 8%
Other 1%
Belgium 20%
Great Britain 40%
Germany 31%

Chart 3. Silver sales by country of destination in 2001

1.3 STRUCTURE OF PRIMARY EQUITY INVESTMENTS CARRIED OUT WITHIN THE KGHM POLSKA MIEDŹ S.A. CAPITAL GROUP

The equity investments carried out by the KGHM Polska Miedź S.A. Capital Group in 2001 as at the date of preparation of this report are shown in the table below:

List of equity investments by KGHM Polska Miedź S.A.

(in '000 PLN)

Item	Capital Group entity	Value of investment	Notes
shares acquired through increases in capital			
1	„Energetyka" sp. z o.o.	546	Shares were obtained in the increased capital in exchange for a contribution in kind in the form of assets connected with the water-sewage system of the Hydrotechnical Division of KGHM Polska Miedź S.A.
2	Telefonia Lokalna S.A.	181 000	This amount is comprised of: PLN 20 000 thousand – payment made in January 2001 to obtain shares of series H in the increased share capital (General Meeting resolution dated 28 December 2000; total amount of increase PLN 220 000.0 thousand). PLN 161 000 thousand – the total amount of the capital increase, approved by resolution of the General Meeting on 10 April 2001, amounts to PLN 350 000 thousand. In June 2001 the first tranche of PLN 150 000 thousand was paid, while in March 2002 PLN 11 000 thousand was paid. The amount still due will be paid by the end of 2002.
3	POLKOMTEL S.A.	80 891	Total amount of increase PLN 550 000 thousand. KGHM Polska Miedź S.A participated in this increase in proportion to its stake in the share capital, i.e. it obtained shares for a total amount of PLN 107 855 thousand. In 2000 KGHM Polska Miedź S.A. paid PLN 26 964 thousand for shares, while in March 2001 it paid PLN 80 891 thousand.
repayable increases in reserve capital			
1.	„Energetyka" sp. z o.o.	11 000	repayable increase granted in July 2001 for the purpose of purchasing the water/sewage assets in Iwiny of AQUAKONRAD S.A.

List of equity investments by DSI S.A.

(in '000 PLN)

Item	Capital Group entity	Value of investment	Notes
	shares acquired through increases in share capital		
1.	PeBeKa S.A.	4 000	in November 2001 a resolution was passed by the General Meeting to increase the share capital of this company. All shares in the increased capital were obtained by DSI S.A., covering the acquisition by cash. This increase in capital had not yet been registered as at the date of preparation of this report.
	Creation of a new entity		
1.	„AGREA-LUBIN" Spółka Akcyjna in organisation	7 000	This company was created in November 2001 on the basis of assets transferred by AGREA S.A. with registered head office in Dłużyna Górna in the form of a contribution in kind related to the assets of the former agricultural concern in Lubin, at Małomicka Street, which were valued at PLN 7 200 thousand and by cash paid by DSI S.A. in the amount of PLN 7 000 thousand. The share capital of this company amounts to PLN 3 550 thousand and is divided into 710 000 registered shares at PLN 5 each. The issue price of these founder shares amounts to PLN 20 each. DSI S.A. obtained 350 000 registered shares for a total amount of PLN 1 750 thousand. An application to register this company was submitted to the appropriate court of registration.
	repayable increases in share capital		
1.	DKE Spółka z o.o.	2 000	repayable increase granted in October 2001
		503	repayable increase granted in January 2002

List of equity investments by KGHM Metale S.A.

(in '000 PLN)

Item	Capital Group entity	Value of investment	Notes
	purchase of shares		
1.	WFP „Hefra" S.A.	5 446	515 624 shares were purchased in January 2001 from UNIVERSAL S.A., representing 40.24% of the share capital.
2.	Lefana Sp. z o.o.	280	49 006 shares were purchased in January 2001 from UNIVERSAL S.A., representing 100% of the share capital.

1.4 Evaluation of probability of achieving investment goals, including equity investments, in comparison to resources possessed, with regard to possible changes in the structure for financing these investments

Investments in the entities of the Capital Group made in 2001 and planned for 2002 are presented in additional explanatory note nr 6 to the consolidated financial statements.
Investment expenditures by the Capital Group in 2001 amounted to PLN 1 427 936 thousand, of which:

- tangible investments: PLN 1 115 152 thousand, and
- equity investments: PLN 312 783 thousand.

The largest share in tangible investments made by the Capital Group are held by:
- Telefonia Lokalna S.A. – PLN 584 720 thousand, representing appx. 52% of tangible expenditures, and
- KGHM Polska Miedź S.A. – PLN 432 773 thousand, representing appx. 30% of tangible expenditures.

Tangible investments in the Capital Group are partially financed from shareholders' funds, and partially from cash resources in the form of short term credit.

1.5 INFORMATION ON CONTRACTS HAVING A SIGNIFICANT IMPACT ON THE ECONOMIC OPERATIONS OF THE KGHM POLSKA MIEDŹ S.A. CAPITAL GROUP

In 2001 the following agreements of significance for the activities of KGHM Polska Miedź S.A. and of the Capital Group were entered into:

1) Commercial agreements of the dominant entity (described are the final agreements entered into in 2001 with the entities listed, as well as the total value of agreements entered into over the last 12 months prior to the said agreement).
   - An agreement for the sale of wire rod in 2002 signed on 27 November 2001 between KGHM Polska Miedź S.A. and Elektrim Kable S.A. Warszawa. The value of this agreement varies, depending on the extent to which the available options are used, within a range of appx. 88.6 mln USD to appx. 107.0 mln USD.

     The total value of agreements entered into within a 12-month period with this entity varies, depending on the extent to which the available options are used, within a range of appx. 805.5 mln PLN do 1 081.2 mln PLN.

   - An agreement for the sale of copper cathodes signed on 12 December 2001 between KGHM Polish Copper Ltd. London and KGHM Polska Miedź S.A. having an estimated value of 75.2 mln USD. The agreement foresees penalties for late payments.
     The total value of agreements entered into with KGHM Polish Copper Ltd. London within a 12-month period is estimated at appx. 159.8 mln USD.

   - An agreement for the sale of copper cathodes in 2002 entered into on 18 December 2001 between KGHM Kupferhandelsges. m.b.H. and KGHM Polska Miedź S.A. having an estimated value of 35.5 mln USD. The agreement foresees penalties for late payments.
     The total value of agreements entered into within a 12-month period with Kupferhandelsges. m.b.H. amounts to 109.2 mln USD.

2) Credit agreements of the dominant entity
   - An agreement with Bank Handlowy w Warszawie S.A. dated 27 July 2001 for a bank loan in the amount of 70 mln USD for the period 31 July 2001 – 28 December 2001.

     This credit bore an interest rate based on 1M LIBOR increased by a margin of 0.30 %. Interest was paid monthly, on the last working day of the month. The credit was unsecured. The agreement required neither provisions nor any other fee.

     As a result of an agreement entered into on 28 December 2001 with Bank Handlowy S.A. the Company rolled over USD 70 mln in short term credit, thereby changing its maturity structure.

     At present the maturity structure of the rolled over credit is as follows:

     - short term credit drawn for six months in the amount of USD 40 mln bearing a margin of LIBOR +0.30%. Term of payment falls on 28 June 2002.
     - medium term credit drawn for a 3-year period in the amount of USD 30 mln bearing a margin of LIBOR +0.60%. Term of payment falls on 28 December 2004. This credit is secured by a proxy over the bank account of the Company.

   - An agreement dated 19 December 2001 for a two-currency syndicated credit from a consortium of Polish banks in the amounts of PLN 915.0 mln and USD 43.5 mln.

     The consortium was comprised of Bank Pekao S.A. and PKO Bank Polski S.A. as organisers, and BRE Bank S.A., BIG Bank Gdański S.A., Bank Zachodni WBK S.A. and Kredyt Bank S.A.

     The agreement was entered into for a period of 12 months. The funds obtained were used to purchase bonds of Telefonia Lokalna S.A.

     This credit bore an interest rate based on LIBOR/WIBOR increased by a margin of 0.8 % during the first six months, and 1.0 % during the next six months. The agents fee was PLN 18 thousand, payable once per year. The annual commitment fee was 0.2 %. The organisational fee was 0.15 % of the amount of credit. This credit is secured by a proxy over the bank account of the Company.

3) Securities and guarantees granted by the dominant entity
   - A security agreement with Bank Handlowy w Warszawie S.A. entered into on 2 February 2001 for 40 mln USD. Based on this agreement KGHM Polska Miedź S.A. secured the liabilities of Telefonia

Lokalna S.A. arising from a credit agreement for 40 mln USD between Telefonia Lokalna S.A. and Bank Handlowy S.A. entered into on 1 February 2001.

- A security agreement with Citibank Poland S.A. entered into on 2 February 2001 covering 30 mln USD. Based on this agreement KGHM Polska Miedź S.A. secured the liabilities of Telefonia Lokalna S.A. arising from a credit agreement for 30 mln USD between Telefonia Lokalna S.A. and Citibank Poland S.A. entered into on 1 February 2001.
- A security agreement with a consortium of banks, of which the Leading Bank is PKO Bank Polski S.A. entered into on 6 April 2001. The Company granted a security to the liabilities of Telefonia Lokalna S.A. in the total amount of PLN 800 mln. The security is valid till 31 March 2002. This security expired on 28 December 2001 in connection with the repayment of credit by Telefonia Lokalna S.A.
- A security agreement with Bank Handlowy w Warszawie S.A. entered into on 2 July 2001 covering 70 mln USD. Based on this agreement KGHM Polska Miedź S.A. secured the liabilities of Telefonia Lokalna S.A. arising from a credit agreement for 70 mln USD between Telefonia Lokalna S.A. and Bank Handlowy S.A. entered into on 29 June 2001. The security was valid to 31 August 2001.

4) Credit agreements of a subsidiary - Telefonia Lokalna S.A.

- A bank credit agreement dated 6 April 2001 in the amount of PLN 800 mln for a period of six months with the possibility of extension until 28 December 2001 with PKO Bank Polski S.A. as leading bank, and with the following banks: Bank Zachodni WBK S.A., BRE Bank S.A., Kredyt Bank S.A., Bank PKO S.A. and BIG Bank Gdański S.A.

  The credit bore an interest rate based on 1 month WIBOR increased by an annual margin of 0.55 %. The comittment fee was 0.25 % of the undrawn portion of the credit. The credit was secured by a guarantee from KGHM Polska Miedź S.A. The funds obtained were used for repayment of syndicated bridging credit in the amount of 150 mln Euro and for financing the current telecommunications activities of the company.

  On 17 September 2001 the Management Board of Telefonia Lokalna S.A. made use of an option enabling extension of the Credit Agreement, as a result of which several of the financial conditions of the agreement were changed – the margin increased by 0.1 % to 0.65 %. Simultaneously the guarantee granted to Telefonia Lokalna S.A. by KGHM Polska Miedź S.A. was also extended.

- Credit Agreement dated 29 June 2001 for 70 mln USD with Bank Handlowy S.A.

The credit bore an interest rate based on 1 month LIBOR increased by a margin of 0.75 %. The preparation fee was 0.033 %. This agreement was the second credit agreement entered into in 2001 between Telefonia Lokalna S.A. and Bank Handlowy S.A. The previous agreement was entered into for a period of 5 months (from 1 February to 30 June 2001) and directly covered the amount of 40 mln USD. An additional 30 mln USD in credit was granted by Citibank through its local subsidiary, Citibank (Poland) S.A., Citibank being the majority shareholder of Bank Handlowy. The Credit Agreement was secured by KGHM Polska Miedź S.A.

5) Agreements relating to the commercial paper program of a subsidiary – Telefonia Lokalna S.A.

- A Bond Issuance Agreement dated 26 July 2001 between Telefonia Lokalna S.A. and Bank Handlowy S.A. w Warszawie. This Bond Issuance Agreement was the third consecutive agreement entered into between Telefonia Lokalna S.A. and Bank Handlowy S.A. w Warszawie. The previous agreements related to credit granted to Telefonia Lokalna by Bank Handlowy and Citibank.

  The Issuance Agent was paid as follows:
  - fee for preparation and execution of the Program: 0.20 %,
  - placing fee: PLN 4 thousand.

  The agreement does not detail the ways in which the funds obtained are to be used. The Bond Issuance Agreement is a private placement, aimed at a small group of investors (under 300). The value of the bond issue was PLN 294 mln, representing the equivalent of 70 mln USD based on the average exchange rate of the NBP as announced on 27 July 2001. The issue took place on 31 July 2001 and was entirely obtained by KGHM Polska Miedź S.A.

- An agreement dated 31 July 2001 for the purchase of bearer bonds valued at PLN 294 mln (2 940 bonds of PLN 100 thousand each) between Telefonia Lokalna S.A. and KGHM Polska Miedź S.A.

These bonds bear an interest rate of WIBID from the last working day of each month, at which time the interest cupon payment falls due. Maturity of the bonds was supposed to fall on 28 December 2001. On that day it was agreed that maturity would be extended until 28 June 2002. The funds obtained from this bond issue helped Telefonia Lokalna S.A. to repay its loan of 70 mln USD drawn from Bank Handlowy w Warszawie S.A.

- An agreement for the issue of bonds entered into on 19 December 2001 between Telefonia Lokalna S.A. and Bank Pekao S.A. (as paying agent and organiser) and PKO Bank Polski S.A. (as organiser). The agreement enables Telefonia Lokalna S.A. to issue the following bond tranches:
  - nominated in PLN having a maximum total value of PLN 915 mln,
  - nominated in PLN in an amount expressed as a USD equivalent, having a maximum total value of USD 43.5 mln (based on the NBP rate for USD/PLN).

  The preparatory fee is 0.35% of the maximum value of the issue. The administrative fee is 0.04% annually. The sales fee is 0.10% x (Nominal Value) x (MaturityDate/360); this relates to bonds purchased by another entity than the purchaser - KGHM Polska Miedź S.A.

  This will be a private placement issue of bonds. Telefonia Lokalna S.A. has been granted free choice as regards selection of the cupon reference rate as well as of the margin – these amounts will be independently set for each additional issuance of bonds.

  The funds obtained by Telefonia Lokalna S.A. will be used for debt restructuring and for financing development of current telecommunications activities.

- An agreement dated 24 December 2001 for the purchase of bearer bonds valued at PLN 115 mln with a 6-month maturity, between Telefonia Lokalna S.A. and KGHM Polska Miedź S.A.

  These bonds bear an interest rate of WIBOR 1M increased by a margin of 0.8 %. Maturity of the bonds is on 24 June 2002. The purchase of these bonds was financed by credit drawn on 19 December 2001. The interest on these bonds is payable monthly, based on WIBOR from the last working day of the month.

- An agreement dated 28 December 2001 for the purchase of bearer bonds valued at PLN 800 mln with a 6-month maturity entered into between Telefonia Lokalna S.A. and KGHM Polska Miedź S.A.

  These bonds bear an interest rate of WIBOR 1M increased by a margin of 0.8 %. Maturity of the bonds is on 28 June 2002. The purchase of these bonds was financed by credit drawn on 19 December 2001. The interest on these bonds is payable monthly, based on WIBOR from the last working day of the month.

Similarly as in prior years, in 2001 there were no significant changes in the sources of supply of the dominant entity in materials for production, goods and services. Likewise, there was no dependence noted on a single or small number of suppliers.

1.6 DESCRIPTION OF TRANSACTIONS WITH RELATED ENTITIES, WHERE THE INDIVIDUAL OR TOTAL VALUE OF SEVERAL TRANSACTIONS CONCLUDED BY A GIVEN RELATED ENTITY WITHIN THE 12-MONTH PERIOD REPRESENTS AN AMOUNT, EXPRESSED IN PLN, EQUIVALANT TO 500 000 EURO

Similarly as in prior years, the Company is involved in numerous commercial transactions with its subsidiary and associated entities.

The largest turnover is recorded with KGHM Polish Copper Ltd and KGHM Kupferhandels G.m.b.H. These companies serve as intermediaries in the sale of products of KGHM Polska Miedź S.A. (cathodes). In addition, KGHM Metraco Sp. z o.o. is a supplier of copper scrap, chemicals and machinery used in the divisions of KGHM Polska Miedź S.A.
PHP „MERCUS" Sp. z o.o. is a main supplier of KGHM Polska Miedź S.A.
Pol-Miedź Trans Sp. z o.o. is a company which provides KGHM Polska Miedź S.A. with railway and road transportation services. This company is also a supplier of fuels.

PeBeKa Sp. z o.o. provides mining-related services, the main client being the mines of KGHM Polska Miedź S.A.
In addition to the above-mentioned companies KGHM Polska Miedź S.A. records significant turnover with other directly- or indirectly-related entities. These companies provide maintenance services and produce mining machinery (for example Legmet Sp. z o.o., ZUW Sp. z o.o. and INOVA Sp. z o.o.).
Furthermore, companies within the Capital Group are financially supported by cash resources arising from the issuance of debt and other bonds which are obtained by the dominant entity. The most important such item is the financing of Telefonia Lokalna S.A. by KGHM Polska Miedź S.A.

Detailed information concerning these transactions and their value may be found in additional explanatory note nr 7.1 to the consolidated financial report.

1.7 IMPORTANT FACTORS AND EVENTS HAVING A SIGNIFICANT IMPACT ON THE OPERATIONS AND FINANCIAL RESULTS IN FINANCIAL YEAR 2001 OR WHICH COULD HAVE AN EFFECT IN SUBSEQUENT YEARS

The most important events and factors having a significant impact on operations and on the financial results are as follows:

1. Provisions created or increased for future liabilities and expenses, due to:
   - the actualisation of provisions for future employee benefits – retirement-disability rights – PLN 169 893 thousand,
   - future liabilities arising from donation agreements and from agreements entered into between the dominant entity and local municipal authorities connected with the development of the tailings pond in the amount of PLN 38 816 thousand,
   - the actualisation of the long term provision for mine closure costs in the amount of PLN 20 947 thousand,
   - a contested tax on the qualification of land located within the protective zone of a smelter, together with associated interest, in the amount of PLN 14 941 thousand,
   - the increase of costs (a short term provision) for real estate tax on underground structures in the mines in the amount of PLN 10 967 thousand,
2. the release of a short term provision created during the year, in connection with the lack of legal obligation to pay out the annual employee bonus, in the amount of PLN 94 585 thousand,
3. revaluation of the telecommunications license held by Telefonia Lokalna S.A. by PLN 170 173 thousand,
4. write-off of the entire value of goodwill arising on consolidation related to Telefonia Lokalna S.A. in the amount of PLN 94 258 thousand,
5. a write-off revaluing assets related to Telewizja Familijna S.A. (shares and bonds) in the total amount of PLN 52 004 thousand,
6. a write-off revaluing shares listed on the Warsaw Stock Exchange in the amount of PLN 4 904 thousand,
7. a revaluation of the fixed and current assets of AQUAKONRAD S.A. as at the date it was placed into liquidation - PLN 15 367 thousand, and
8. a reduction in the value of tangible investments, in that part without economic affect, by PLN 4 276 thousand.

1.8 MAJOR ACHIEVEMENTS IN TECHNICAL RESEARCH AND DEVELOPMENT IN 2001.

In the dominant entity:
In 2001 R&D activities in KGHM Polska Miedź S.A. concentrated on achieving tasks aimed at the following:

- reducing production costs,
- increasing production capacity,
- obtaining new ore deposits,
- introducing new technology while improving that in current use,
- reducing the impact of the copper industry on the natural environment, and
- economic utilisation of wastes arising during the production process.

R&D activities as in prior years were financed by the Company's own funds, with financial support from the Scientific Research Committee (KBN) in the case of several important projects.

In 2001 expenditures on R&D by KGHM Polska Miedź S.A. amounted to PLN 10 671 thousand, of which:

- in mining PLN 8 795 thousand, and
- in smelting PLN 1 876 thousand.

Main projects realised in the area of mining:

- continuation of research related to the introduction of a ventilation system in the mines of KGHM Polska Miedź S.A.,
- completion of preliminary research into the possibility and scenarios for exploitation of the copper ore deposit located below 1 200 meters,
- continuation of research related to the prevention of earth tremors and rock bursts in all of the mining Divisions,
- realisation of projects co-financed by KBN relating to improving the effectiveness of processing sandstone and dolomite copper ores,
- seeking new methods and processing technology enabling an increase in copper and precious metals recovery during the enrichment processes,
- initiation of research into the management of tailings wastes using solid or paste backfill technology, and
- continuation of work related to the storage of tailings wastes at the „Żelazny Most" tailings pond and on limiting its negative effect on the environment.

Main projects realised in the area of smelting:

- modernisation of lead production technology (project co-financed by KBN),
- intensification of the concentrates smelting process and the matte copper convertor process,
- completion of research into developing technology for the hydrometallurgical processing of copper-cobalt oxide ore,
- determining the level of gas/dust emmissions from the anode furnaces, and
- research into ways of economically utilising the waste from the desulphurisation facility and development of technology and draft plans for the production of gypsum during the acid wastes neutralisation process.

In the remaining entities of the KGHM Polska Miedź S.A Capital Group:

I. In Centrum Badawczo-Projektowe Miedzi „CUPRUM" spółka z o.o. (a copper research center) with its registered head office in Wrocław, in the year 2001, 315 R&D, design and service-related projects were carried out, including:

- 257 for KGHM Polska Miedź SA,
- 4 for KBN,
- 7 for the Institute of Non-Ferrous Metals, as well as
- for foreign clients,
- in the 5th Framework Program for the European Union,
- for the salt mine KS „Wieliczka" and others.

Among the most important technical R&D projects are the following:

- The program for management of the copper ore deposit in the Legnica-Głogów Copper District (LGOM) (in mining and reserve regions) until the exhaustion of the resource, together with economic analysis,
- Evaluation of the possibility of managing copper ore tailings using solid or paste backfill technology,
- A means for accessing and exploiting ore of a low and medium thickness, with respect to rationalising the management of gangue under the conditions prevalent in the Polkowice-Sieroszowice mine.
- Increasing the hauling capacity of mine shafts built in shaft R-II,
- A concept for exploiting the resources freed in the region of the protective pillar of the western shafts of the Lubin mine,
- Determining the stability of the L-IV and L-V shaft lining during mining of the freed pillars of the western shafts,
- Review of the program and schedule for liquidation of the copper ore mines,
- Analysis of the impact of a cooler working environment on employees working in an air-conditioned cabin, in relation to a hotter external environment. Determination of legal and organisational conditions together with an evaluation of working conditions,

- Analysis and calculation of water temperature parameters in air-conditioning systems with steam coolers,
- Investigation of the impact of the mining and processing activities of KGHM Polska Miedź S.A. on specific components of the operating environment: surface soil, underground soil, surface and underground water and air, together with development of a forecast of the effects of mining and processing activities,
- The project for post-industrial land reclimation in the region of the shaft slag piles of the Legnica smelter,
- Classification of the LGOM copper ore deposit based on procedures in accordance with UNIDO requirements,
- A new means for evaluating roof stability with respect to roof collapses, as well as equipment for its realisation,
- Development of a detailed plan for the main and sectional distribution of electrical energy to the area and technological equipment at the Polkowice concentrator.
- Technical projects for belt conveyors for the ore storage tanks for shafts R-I and R-II at the levels of 950 m and 1000 m,
- Technical project of a steam cooler station for air-conditioning of the Rudna mine,
- Analysis of the transportation of excavated material from the north-western region of the Rudna mine with respect to its transportability given the existing capacities and configurations of storage tanks and propositions for new solutions with respect to increasing production in the region in the years 2001-2010, and
- The project: „Development and implementation of ore blasting and transportation systems in the mines of LGOM with application of complex automisation of machinery and equipment".

The employees of CBPM „CUPRUM" have submitted 4 patent applications to the Patents Office of the Republic of Poland in the following areas:

„A method for accessing useful mineral deposits" (P.347074);
„A room-and-pillar system for mining useful mineral deposits" (P.347075);
„A method for mining useful mineral deposits by the room-and-pillar system" (P.347076);
„A method for analysing useful mineral deposits" (P.347998),
and have been granted one patent (11 June 2001) titled „A valve for a self-closing spray nozzle".

In addition, CBPM „CUPRUM" sp. z o.o. in November 2001 was granted a certificate certifying that the company has implemented and applies a management system with respect to: R&D, design and engineering, technical/economic analysis mining and machinery production in accordance with ISO 14001.

II. The Mine Construction Company PeBeKa S.A. in Lubin, for the benefit of organisational entities, developed in total 50 projects or adaptations of projects developed in other places. The most important of these are:
- Technology for modernisation of the hoisting machinery of shaft L-I, at the Lubin mine,
- Technology for increasing the depth of shaft R-XI in frozen rockmass for the section from 386.1 m to 505.3 m.
- Technology for the assembly of shaft-bottom equipment at the level of 1100 m, in shaft R-IX of the Rudna mine,
- Technical and technological documentation of climbing forms for shafts having a diameter of 7.5 m,
- Technology for the assembly of equipment for the R-IX shaft, and
- Technology for increasing the depth of shaft R-XI with blasting in frozen rockmass for the section from 503.3 to 603.7 m.

III. INOVA Centrum Innowacji Technicznych Sp. z o.o. in Lubin in 2001 realised the following projects:
- the installation of electrical steering equipment with a tranking system,
- NOVA-1 drilling and bolting jumbos for thin ore seams, and
- a prototype of a head for a drilling and bolting jumbo with a rotary-percussion drill for thin ore seams.

IV. Dolnośląska Fabryka Maszyn ZANAM Sp. z o.o. in Polkowice in 2001 realised projects with the application of new modules of the following equipment:
- LKP-1601 articulated loader,
- LKP-0403 articulated loader.

1.9 CHANGES IN BASIC MANAGEMENT PRINCIPLES AND IN THE LEVEL OF COMPUTERISATION OF MANAGEMENT SYSTEMS IN KGHM POLSKA MIEDŹ S.A. AND THE CAPITAL GROUP

Realisation of tasks begun in prior years was continued relating to the introduction of modern, management-focused information technology and to continued restructuring of IT services.
On 23 March 2001 by Resolution Nr 117/IV/2001 of the Management Board of KGHM Polska Miedź S.A. a new Data Processing Division was added to the organisational structure of the Company. It was created from the assets and staff of the IT sections of the Divisions of the Company.
The following IT projects were carried out by the Company to insure the safe and effective operation of the SAP R/3 system and of other IT systems in KGHM Polska Miedź S.A.:

- Adaptation of the SAP R/3 system to meet the needs of its exploitation and development - in the course of this program a tender offer was made, computer equipment was selected (data base servers, application servers, mass memory, belt memory) and computer equipment was installed and brought on-line. The services of IBM Polska Sp. z o.o. were chosen,
- The Data Processing Center was opened, enabling the realisation, in accordance with European Union standards of security, of IT servicing of the Company and of external entities, and
- Transference of the data base to an S/390 installation – in the course of this project data on the existing SAP R/3 system was transferred to the IBM S/390 platform, testing was carried out and the working system was brought on-line.

In 2001, as part of the continued design work on the SAP R/3 system, further modules of this system were introduced in certain Divisions of KGHM Polska Miedź S.A.
In addition, IT work was also carried out to enhance the level of communications and telecommunications security in the Company.

1.10 DESCRIPTION OF THE DEVELOPMENT POLICY OF THE KGHM POLSKA MIEDŹ S.A. CAPITAL GROUP

Current activities are aimed at further restructuring of the dominant entity through the separation of activities which are not directly connected with the core business, followed by their re-organisation into new entities.
In addition, the Management Board confirms its wish to increase the stake of KGHM Polska Miedź S.A. in Polkomtel S.A.
The Management Board is currently working on a new strategy for the entire Capital Group. Details regarding assumptions in the development policy of the Capital Group will be established upon determination of the strategy of KGHM Polska Miedź S.A.

2. FINANCIAL SITUATION OF THE KGHM POLSKA MIEDŹ S.A. CAPITAL GROUP

2.1 STRUCTURE OF ASSETS AND LIABILITIES WITHIN THE KGHM POLSKA MIEDŹ S.A. CAPITAL GROUP'S CONSOLIDATED BALANCE SHEET

The main impact on the consolidated balance sheet came from two companies: KGHM Polska Miedź S.A. and Telefonia Lokalna S. A.

Table 1. Changes in assets and their structure as at the end of given periods

in '000 PLN

	2000	**2001**	Share (%)	2000=100% (%)
Fixed assets	4 567 303	**5 182 040**	66.8	113.5
Intangible assets	67 775	**52 491**	0.7	77.4
Goodwill arising on consolidation	122 883	-	-	x
Tangible fixed assets	3 908 162	**4 514 124**	58.2	115.5
Long term investments	461 246	**613 529**	7.9	133.0
Long term debtors	7 237	**1 896**	0.0	26.2
Current assets	1 871 381	**1 803 463**	23.3	96.4
Inventory	902 956	**998 695**	12.9	110.6
Short term debtors and claims	649 093	**581 603**	7.5	89.6
Short term investments	140 090	**87 518**	1.1	62.5
Cash and cash equivalents	179 242	**135 647**	1.7	75.7
Prepayments	1 017 497	**769 295**	9.9	75.6
Total assets	7 456 181	**7 754 798**	100.0	104.0

In 2001 there was an increase in total assets and liabilities. Tangible fixed assets represent nearly 60% of total assets. This item recorded the largest increase, and was mainly impacted by investments in KGHM Polska Miedź S.A. and Telefonia Lokalna S.A.

In the Capital Group there was also an increase in long term investments. The most important long term investments in this group are the shares of Polkomtel S.A. The increase in this item is due to the participation of KGHM Polska Miedź S.A. in an additional increase of share capital of Polkomtel S.A. and to the granting of a long term loan to this company aimed at investments related to the building of a UMTS network.

The largest fall was noted in goodwill arising on consolidation. The value of this item in 2000 was mainly impacted by goodwill arising through the purchase of the remaining 50% of the shares of Telefonia Lokalna S.A. and amounted to PLN 120 328 thousand. In 2001 there was a review of the goodwill arising on consolidation through the purchase of Telefonia Lokalna S.A., and as a result of a dimunition in the economic value of this item, a one-time write-off of the remaining, non-amortised value of this item was made.

When analysing individual asset items, attention should be paid to the fall in liquid assets (short term investments and cash and cash equivalents). The main reason for this decrease was likewise Telefonia Lokalna S.A. This fall in cash and cash resources was also noted in other subsidiaries. Until 1999 the subsidiaries benefited from financial overliquidity and cash deposits were an additional source of financial income. In 2000 and in 2001 the actions of the Management Board of the dominant entity were directed towards optimalisation of the financial needs of these companies.

In the majority of these, resources were spent on tangible investments and on technological development.

There was also a significant fall in prepayments. The largest impact on this item arose from a decision of the Management Board of Telefonia Lokalna S.A. to make a one-time write-off to the profit and loss account of a part of the value of the telecommunications license, capitalised as a prepayment at the purchase price. The effects of this decision are also charged to profit, in the amount of PLN 170 173 thousand.

Table 2. Asset effectiveness ratios

	2000	**2001**
Assets turnover ratio	0.8	**0.6**
Fixed assets turnover ratio	1.2	**1.0**
Current assets turnover ratio	3.0	**2.8**
Liquid assets turnover ratio	6.8	**6.9**

In comparison to the year 2000 there was a deterioration in the capital structure. There was a fall in the share of shareholders' funds in total liabilities. In 2000 the share of this item amounted to 55% while in 2001 it fell to 40%. This fall in shareholders' funds was mainly impacted by the loss in the Capital Group.
A very significant increase was noted in liabilities. This was mainly caused by the increase in bank loans. It should be pointed out that the majority of this credit is in the form of short term credit (an increase from PLN 627 872 thousand in 2000 to PLN 1 854 212 thousand at the end of 2001).

Table 3. Sources of financing of assets and their structure, as at end of period

in '000 PLN

	2000	**2001**	Share (%)	2000=100% (%)
Shareholders' funds	4 090 896	**3 124 853**	40.3	76.4
Share capital	2 000 000	**2 000 000**	25.8	100.0
Reserve capital	1 035 480	**1 425 055**	18.4	137.6
Other capital	751 804	**754 311**	9.7	100.3
Profit (uncovered loss) from prior years	(194 863)	**(267 819)**	x	137.4
Net profit (loss)	498 475	**(786 694)**	x	x
Capital reserve arising on consolidation	2 653	**1 216**	0.0	45.8
Minority interest	23 237	**15 447**	0.2	66.5
Provisions	842 401	**1 056 436**	13.6	125.4
Liabilities	2 101 143	**3 218 533**	41.5	153.2
Long term liabilities	315 080	**249 300**	3.2	79.1
Short term liabilities and special funds	1 786 063	**2 969 233**	38.3	166.2
Accruals and deferred income	395 851	**338 313**	4.4	85.5
Total shareholders' funds and liabilities	7 456 181	**7 754 798**	100.0	104.0

A very important item in liabilities are provisions. The greatest impact on this item arises from provisions for employee benefits.

The main items are presented in the table below.

Table 4. Other provisions by type *(in '000 PLN)*

	2000	**2001**
for mine closure costs	228 167	**239 231**
provisions for employee benefits	531 530	**696 434**
provisions for fixed assets management	10 329	**8 323**
provisions for ongoing issues and court proceedings	7 322	**21 374**
other	65 053	**91 074**
total	842 401	**1 056 436**

Changes in specific items in liabilities impacted on the level of ratios illustrating the assets financing structure. Particular attention should be paid to to the ratio describing the level of fixed assets coverage by equity. The fall in this ratio, in relation to its level at the beginning of 2001, is a consequence of the deterioration in the financing structure. Simultaneously, the increase in the ratio describing the level of current assets coverage by short term liabilities confirms that fixed assets are covered by short term liabilities.

Table 5. Assets financing ratios

	2000	**2001**
Level of assets coverage by equity	0.5	**0.4**
Level of fixed assets coverage by equity	0.9	**0.6**
Level of fixed assets coverage by long term capital	1.1	**0.9**
Level of current assets coverage by short term liabilities	1.0	**1.6**

(ratios calculated based on end-of-year balances)

The deterioration in the financial results of the Capital Group and the increase in liabilities led to a worsening of the liquidity ratios.

Table 6. Liquidity ratios

	2000	**2001**
Current liquidity	1.05	0.61
Quick liquidity	0.54	0.27

A safe level for this ratio varies in a range around 2, with respect to current liquidity, and around 1 in the case of quick liquidity. In the case of the Capital Group, the low level of these ratios in 2000 was further worsened in 2001. A significant cause of the deterioration of these liquidity ratios was the increase in liabilities due to the higher level of bank loans.

2.2 PROFILE OF THE PROFIT AND LOSS ACCOUNT OF THE KGHM POLSKA MIEDŹ S.A. CAPITAL GROUP

Basic elements of the profit and loss account in the years 2000-2001 are presented in the table below:

Table 7. Basic elements of the profit and loss account

in '000 PLN

	2000	**2001**	2000=100%
Revenues from the sale of products, goods and materials	5 608 809	**4 980 356**	88.8
Operating costs	4 719 818	**4 982 602**	105.6
Profit (loss) from sales	888 991	**(2 246)**	x
Other operating income	85 340	**61 115**	71.6
Other operating costs	206 396	**539 734**	x 2.6
Operating profit (loss)	767 935	**(480 865)**	x
Financial income	745 979	**1 036 466**	138.9
Financial costs	760 144	**1 141 902**	150.2
Profit (loss) before extraordinary items and taxation	753 770	**(586 301)**	x
Extraordinary gains	9 602	**3 561**	37.1
Extraordinary losses	12 521	**29 301**	x 2.3
Consolidation goodwill write-off	2 681	**125 348**	x
Consolidation capital reserve write-off	1 473	**1 457**	98.9
Profit (loss) before taxation	749 643	**(735 932)**	x
Taxation	191 524	**55 401**	28.9
Share in profit (loss) in entities consolidated by the equity method	(61 527)	**1 491**	x
Minority interest share of profit (loss)	1 883	**3 148**	167.2
Net profit (loss)	498 475	**(786 694)**	x

The decrease in revenues from sales was mainly caused by the following factors which have a significant impact on the level of revenues of KGHM Polska Miedź S.A.:

- the fall in copper and silver prices, and
- the fall in the USD exchange rate.

The fall in copper prices by 13 %, silver by 11.3 % and the USD exchange rate by 5.6 % led to a decrease in revenues of PLN 858 488 thousand, which was partially recompensated for by a higher sales volume.

The table below gives a breakdown of individual segments of Capital Group activities in the consolidated net result of the Group:

	(in '000 PLN)
Production of copper and products	*(197 793)*
Mechanics	*(10 571)*
Energy	*(2 475)*
Mine construction	*15 728*
Services	*(413 260)*
R&D services	*2 746*
Banking and financial activities	*(93 636)*
Other types of production	*(37 870)*
Trade	*7 897*
Consolidation adjustments	*(57 460)*
Consolidated net financial result	***(786 694)***

It can be seen from the above table that the result of the Group is mainly impacted by the following:

- the production activities of KGHM Polska Miedź S.A. (production of copper and products) – the net loss amounted to PLN 190 023 thousand (this result was decisively impacted by the creation of provisions in the Company),
- the activities of Telefonia Lokalna S.A. (telecommunications services) – net loss, PLN 413 698 thousand,
- the activities of the funds KGHM Metale S.A. and Dolnośląska Spółka Inwestycyjna S.A. – with losses respectively of PLN 66 259 thousand and PLN 27 410 thousand, and
- the losses of the company AQUAKONRAD S.A. in liquidation (other types of production activities) of PLN 35 924 thousand.

As a result of the poor financial results of the Capital Group, there was a deterioration in profitability ratios.

Table 8. Basic profitability ratios

	2000	**2001**
ROA –return on assets (%)	6.69	(10.14)
ROE –return on equity(%)	12.18	(25.18)

2.3 DESCRIPTION OF SIGNIFICANT OFF-BALANCE SHEET ITEMS

The Capital Group also has liabilities which, due to their character, are not presented in the consolidated balance sheet. The most important off-balance sheet liabilities are shown below.

Table 9. Off-balance sheet items

in '000 PLN

Description	Total value
CONTIGENT LIABILITIES	**100 000**
Securities	19 530
- securities granted to subsidiaries	16 030
- securities granted to associates	3 500
Guarantees	2 028
Bills of exchange	39 286
Contigent environmental penalties suspended	316
Disputed issues and issues remaining under legal proceedings	38 840
FUTURE AND OTHER OFF-BALANCE SHEET LIABILITIES	**223 341**
Liabilities due to implementation of R&D projects	22 976
Liabilities due to perpetual usufruct of State Treasury land	197 054
Other liabilities	3 311
CONTIGENT DEBT BEING IN DISPUTE DUE TO SETTLEMENTS WITH THE STATE BUDGET	**52 500**

2.4 EVALUATION OF FINANCIAL RESOURCES MANAGEMENT IN THE CAPITAL GROUP

The Capital Group does not have a centralised system for managing liquidity. Each company within the Capital Group is an autonomous entity in this regard.

Both of the funds DSI S.A. and KGHM Metale S.A. obtain corporate bonds issued by subsidiaries within their respective capital groups. Each of these funds, possessing its own financial resources, financed companies in their portfolios in 2001 which had trouble obtaining bank credit as well as those which are profitable but whose investments exceed their self-financing capacity. Thanks to these actions, utilisation of cash resources within the Group is more effective.

In certain cases these dominant entities granted securities and guarantees for the liabilities of these companies.

As a result of the specific nature of its activities, KGHM Polska Miedź S.A. is exposed to price and exchange rate risk. The fluctuation in currency rates has a major impact on the financial results of the Company, and therefore on the Capital Group as well. In order to reduce the negative effects of such fluctuations on both the copper and currency markets, KGHM Polska Miedź S.A. makes use of derivative financial instruments.

2.5 IMPORTANT EVENTS OCCURRING AFTER THE BALANCE SHEET DATE WHICH WERE NOT INCLUDED IN THE CONSOLIDATED FINANCIAL REPORT OF THE CAPITAL GROUP

1. On 1 February 2002 changes were made to the credit agreement of 21 December 2000 providing credit in the amount of USD 200 mln, organised for KGHM Polska Miedź S.A. by the banks ABN Amro Bank N.V. and Citibank N.A. The fee for altering the credit agreement is USD 300 thousand. The credit margin was changed from 0.75% (this level of margin was in force from December 2001) to 1.5%. In addition, the credit agreement is also altered by the addition of new paragraphs having the following wording:
   - if KGHM Polska Miedź S.A. disposes of any of the shares held by it in Polkomtel S.A., it shall apply forthwith an amount equal to the proceeds arising from any such disposal towards prepayment of all outstanding loans pro rata,

- KGHM Polska Miedź S.A. shall withhold from any dividend nor make any other payments (either in cash or non-cash form) on behalf of its shareholders, with respect to the year 2001.

2. The Supreme Administrative Court, Wrocław Branch, in a decision announced on 26 February 2002 overturned the decisions of tax authorities relating to tax liabilities of KGHM Polska Miedź S.A., and referring to payment from profit of a State-owned, joint stock company and corporate income tax for the year 1996. The amount claimed by KGHM Polska Miedź S.A. due to these overturned decisions is PLN 35 383 thousand.
3. On 19 March 2002 the Regional Court in Wrocław registered an increase in share capital by the subsidiary entity Energetyka sp. z o.o. with its registered head office in Lubin. The value of this increase was PLN 546 thousand. All shares in the increased share capital were obtained by KGHM Polska Miedź S.A., covering the acquisition by a contribution in kind of PLN 545.8 thousand, and by cash in the amount of PLN 0.1 thousand. The share capital of Energetyka sp. z o.o. following registration amounts to PLN 63 264.6 thousand and is divided into 632 646 shares at PLN 100 each.
4. On 26 March 2002 a transfer was made by KGHM Polska Miedź S.A. in the ownership rights to 5 234 shares of the associated entity Cuprum Bank S.A., having a nominal value of PLN 1000 each, to Dominet Spółka Akcyjna with its registered head office in Piaseczno. The sale of these shares was made based on a sales agreement entered into on 18 September 2001. The assets sold represent 26.2% of the share capital of Cuprum Bank S.A. and grant the right to 29.3% of the votes on the General Meeting. The total nominal value of the assets sold amounts to PLN 5 234 thousand. The book value of the above-mentioned shares in the accounts of KGHM Polska Miedź S.A. amounted to PLN 5 234 thousand. The total sales price of these shares amounted to PLN 7 598.8 thousand. Following this transaction KGHM Polska Miedź S.A. owns no shares of Cuprum Bank S.A.
5. On 27 March 2002, as a result of a tax audit carried out for the year 2000 in KGHM Polska Miedź S.A., decisions were passed setting the amount of tax owed, together with interest and penalties, with respect to VAT for the year 2000 in the amount of PLN 47 065.6 thousand. The Company is appealing these decisions, as the additional tax imposed has no material or legal basis.
6. On 29 March 2002 the subsidiary entity Telefonia Lokalna SA received a telecommunications license from the Telecommunications Regulatory Office, authorising the company to provide the full range of telecommunications services arising from its activities as a public fixed-line operator. This permit is valid within the territory of the Republic of Poland, and is granted for a period of 25 years.
7. On 2 April 2002, as a result of a tax audit conducted for the year 2000 in KGHM Polska Miedź S.A., one decision was passed setting the amount of corporate income tax owed, together with interest, at PLN 13 041.4 thousand, while another was passed setting the amount of personal income tax which was not withheld and not paid, together with interest, at PLN 2 753.1 thousand. The Company is appealing these decisions, as the additional tax imposed has no material or legal basis.
8. On the basis of information received from Bankers Trust Company in a letter dated 4 April 2002, the said depositary bank holds 29 342 160 shares of KGHM Polska Miedź S.A., representing 14.67% of the share capital of the Company. Simultaneously the above-mentioned shares grant the right to 14.67% of the total number of votes on the General Meeting of KGHM Polska Miedź S.A., i.e. 29 342 160 votes.
9. On 25 March 2002 an increase was registered at the Regional Court in Gliwice in the share capital of the subsidiary entity Walcownia Metali Nieżelaznych Sp. z o.o. with registered head office in Gliwice, in the amount of PLN 791.1 thousand. The shares in the increased share capital were obtained by entities of the Capital Group, as follows: - KGHM Metale S.A., 3 093 shares, covered by a contribution in kind of PLN 309.3 thousand (debt due to KGHM Metale SA from Odlewnia Metali Nieżelaznych Sp. z o.o. in Gliwice), and
   - Walcownia Metali "Łabędy" S.A., 4 818 shares, covered by a contribution in kind of PLN 481.8 thousand (debt due to Walcownia Metali "Łabędy" S.A. from Odlewnia Metali Nieżelaznych Sp. z o.o. in Gliwice).
   The share capital of Walcownia Metali Nieżelaznych Sp. z o.o. following registration amounts to PLN 36 914.2 thousand and is divided into 369 142 shares of PLN 100 each. The ownership structure following registration is as follows: KGHM Metale S.A. - 63.51%; Walcownia Metali "Łabędy" S.A. - 30.51%; the law office "TDS" - 4.06%; the Gmina of Gliwice - 1.92%.
10. On 3 January 2002 the Management Board of the subsidiary entity KGHM Metraco Sp. z o.o. passed a resolution on the redemption, through a reduction of share capital, of 20 shares having a nominal value of PLN 250 each. The value of this reduction in capital is PLN 5.0 thousand.
    The capital recovered from this redemption of shares in the amount of PLN 25.9 thousand, representing the net assets of the shares as at 31 December 2001, will be paid from reserve capital.

11. By a decision of the General Meeting of the subsidiary entity KGHM Metraco Sp. z o.o. dated 1 January 2002, a merger was carried out of two units belonging to one shareholder. The nominal value of one share will be PLN 500.
12. As at the date of preparation of the consolidated report, the increase in capital of the indirect subsidiary PeBeKa S.A. had not yet been registered in the National Court Register. The value of the cash paid towards acquisition of the additional shares by the single owner, the subsidiary entity DSI S.A., is PLN 4 000.0 thousand.
13. As at the date of preparation of the consolidated report, the acquisition of shares in the indirect subsidiary Agrea Lubin S.A. had not yet been registered in the National Court Register. The value of the cash paid towards the acquisition of shares in the capital of the newly-established entity by the subsidiary DSI S.A. amounts to PLN 5 687.5 thousand.
    On 15 February 2002 a cash payment was made in the second instalment for the acquisition of shares in the company Agrea Lubin S.A. in the amount of PLN 1 312,5 thousand.
14. By a decision of its General Meeting, the process of reducing the share capital of the subsidiary entity DSI S.A. was initiated. This reduction will be carried out through a reduction of the per-share nominal value, for the purpose of recovery of capital by the single shareholder, KGHM Polska Miedź S.A. The value of this reduction amounts to PLN 1 584,5 thousand
15. On 9 April 2002 the Management Board of KGHM Polska Miedź S.A. passed a resolution with regard to accounting for the effects of a tax audit of the Company's accounts for the year 2000, respecting which the Company provided information in its current reports. The tax liabilities in question will be shown in the accounts for the first quarter of 2002 in the following manner:
    1. PLN 50 482.1 thousand – as off-balance sheet liabilities, and
    2. PLN 12 377.9 thousand – as a provision for tax liabilities, with respect to the fact that, as a provision was created in the accounts for 2001, this provision is currently increased in the accounts of 2002 by PLN 7 769.6 thousand.
    Item 1 relates to the questioning of tax settlements, concerning which there exists a very high probability that this decision will be overturned as the result of an appeal by the Company. An analysis of particular post-audit taxes which were imposed was carried out by the firm Arthur Andersen sp. z o.o., which evaluated the actual possibilities that this decision would be overturned. The most significant item (PLN 32.8 mln) relates to the questioning of settlement of sales subject to VAT in total sales (the so-called ratio) related to the exclusion of turnover in securities. In comparable cases the decisions of the Tax Office in Wrocław overturned those made as a result of tax audits.
    Other important taxes imposed which have a high probability of being overturned relate to expenses incurred for the purchase of promotional services; expenses for advisory services with respect to the energy strategy and the development strategy; maintenance expenses; and operational expenses related to the „Żelazny Most" tailings pond and to mining costs. The Company intends to appeal the decision of the Treasury Audits Office in a manner pursuant to the Tax Code, maintaining that there is no material or legal basis for the additional taxes imposed.
16. On 12 April 2002 KGHM Polska Miedź S.A. received a signed and accepted annex, dated 11 April 2002, to the Agreement for a Two-Currency Renewable Line of Syndicated Credit entered into on 19 December 2001 for credit in the amount of PLN 915 mln in the PLN-denominated tranche, and USD 43.5 mln in the USD-denominated tranche, organised for KGHM Polska Miedź S.A. by a consortium of Polish banks – with Bank Pekao S.A. and PKO Bank Polski S.A. as organisers, and BRE Bank S.A., BIG Bank Gdański S.A., Bank Zachodni WBK S.A. and Kredyt Bank S.A. These changes come into force as at 1 April 2002. The fee for altering the conditions of this credit agreement is USD 100 thousand. The credit margin was altered from 0.80% during the first six months and 1.00% thereafter, to a margin ranging from 1.00%-1.50% from 1 April 2002, depending on the level of financial ratios. In addition, the credit agreement dated 19 December 2001 is updated by the addition of a new paragraph as follows:
    - if KGHM Polska Miedź S.A. sells any shares of Polkomtel S.A., it is obligated to immediately allocate the resources from such a sale towards repayment of the loan. The Company may likewise allocate the resoures towards repayment of other bank loans,if the banks demand such a payment.
17. On 17 April 2002 a transaction was entered into between KGHM Polska Miedź S.A. and Telefonia Dialog S.A. (a subsidiary of the Company) for the purchase of 135 bearer bonds of Telefonia Dialog S.A., with a maturity date of 30 September 2002 and a value of 13.5 mln USD. The bonds bear an interest rate of LIBOR + 0.8%. As at 17 April 2002 KGHM Polska Miedź S.A. had purchased a total of 335 bonds of Telefonia Dialog S.A., denominated in USD and with a value of 33.5 mln USD. The purchase of these bonds was financed by funds obtained from the Two-Currency Renewable Line of Credit of 915 mln PLN and 43.5 mln USD entered into on 19 December 2001 between KGHM Polska Miedź S.A. and Bank Polska Kasa Opieki S.A. and the participating consortium banks

18. On 17 April 2002 the Company and the municipal authorities (gminas) of Polkowice and Grębocice signed an agreement relating to co-operation with respect to enabling the Company to expand the tailings pond „Żelazny Most" and with respect to development of the technical, economic and social infrastructure of these municipalities. The agreements which were signed, together with the agreement signed in December 2000 with the municipal authorities (gmina) of Rudna, enable the Company to obtain the requisite administrative decisions for the expansion of the tailings pond „Żelazny Most" up to a capacity of 700 mln m3, which means an extension of its operational life by at least 20 years.
As a result of the signing of these agreements, principles were established for the return to the Company of an overpayment in taxation on underground mining works, paid to the municipal authorities of Polkowice. As part of its co-operation with these municipalities, the Company will make a one-off payment to the municipality of Grębocice of PLN 4 mln, followed over the next 15 years by an amount equivalent to 375 thousand EURO. With respect to the municipality of Polkowice, the Company has written-off the interest accruing to the overpayment in taxation on underground mining works up to the date the agreement was signed, while the overpayment of appx. PLN 50 mln will be treated as a prepayment on current and future tax liabilities towards the municipality. With respect to the regulation of overpayments, it has been agreed that such overpayments will bear an interest rate ¼th that of the prevailing rate for tax interest, payable by the municipality of Polkowice to the end of each year.

3. INFORMATION ON MANAGEMENT AND SUPERVISORY PERSONNEL OF THE DOMINANT ENTITY KGHM POLSKA MIEDŹ S.A.

3.1 CHANGES IN THE COMPOSITION OF MANAGEMENT AND SUPERVISORY PERSONNEL OF THE DOMINANT ENTITY – KGHM POLSKA MIEDŹ S.A. – IN FINANCIAL YEAR 2001.

The Supervisory Board of the Dominant Entity

By a Resolution of the Extraordinary General Meeting dated 8 December 2000 (repertorium A, number 12291/2000) the following persons were recalled from the Supervisory Board: Stanisław Domański, Jarosław Pawlik, Sławomir Suss, Wojciech Swakoń, Stanisław Trybuś and Jerzy Zdrzałka.

Simultaneously, the Supervisory Board was appointed with the following persons:
- Stanisław Chomątowski,
- Sławomir Cieślak,
- Mirosław Kołakowski,
- Robert Kuraszkiewicz,
- Wojciech Kwiatkowski,
- Michał Otto

together with the following employee representatives:
- Wiktor Błądek,
- Józef Czyczerski,
- Ryszard Kurek.

The function of Chairman of the Supervisory Board from 15 December 2000 was performed by Stanisław Chomątowski.

By a Resolution of the Extraordinary General Meeting of KGHM Polska Miedź S.A. dated 19 April 2001 (repertorium A numer 1680/2001) the following persons were recalled from the Supervisory Board: Mirosław Kołakowski, Michał Otto and Sławomir Cieślak. Simultaneously, the following persons were appointed to the Supervisory Board: Maciej Łopiński, Stanisław Trybuś and Marek Wierzbowski.

Due to the resignation of Wojciech Kwiatkowski from the Supervisory Board of KGHM Polska Miedź S.A. and the expiry of his mandate, the Extraordinary General Meeting of KGHM Polska Miedź S.A. on 14 August 2001 (repertorium A numer 3818/2001) appointed Marian Gorynia to the Supervisory Board.
By Resolutions of the Extraordinary General Meeting of KGHM Polska Miedź S.A. dated 11 December 2001 (repertorium A numer 6339/2001) the following persons were recalled from the Supervisory Board: Stanisław Chomątowski, Marian Gorynia, Robert Kuraszkiewicz, Maciej Łopiński, Stanisław Trybuś. Simultaneously the following persons were appointed to the Supervisory Board: Bohdan Kaczmarek, Witold Koziński, Janusz Maciejewicz, Jerzy Markowski, Jan Rymarczyk.

From 11 December 2001 the IVth Term Supervisory Board was composed of the following persons:

- Bohdan Kaczmarek,
- Witold Koziński,
- Janusz Maciejewicz,
- Jerzy Markowski,
- Jan Rymarczyk,
- Marek Wierzbowski

together with the following employee representatives:

- Wiktor Błądek,
- Józef Czyczerski,
- Ryszard Kurek.

The function of Chairman of the IVth Term Supervisory Board from 11 December 2001 was performed by Bohdan Kaczmarek.

The Management Board of the Dominant Entity

During the period from 1 January to 15 May 2001 the Management Board of KGHM Polska Miedź S.A. was comprised of the following:

- Marian Krzemiński – President of the Board – General Director,
- Mirosław Biliński – Vice President, Member of the Board, Deputy General Director for Production,
- Ryszard Jaśkowski – Vice President, Member of the Board, Deputy General Director for Development and Ecology,
- Ireneusz Reszczyński – Vice President, Member of the Board, Deputy General Director for Commerce and Marketing,
- Marek Sypek – Vice President, Member of the Board, Deputy General Director for Finance.

On 15 May 2001 by Resolution Nr 22/IV/01 of the Supervisory Board of KGHM Polska Miedź S.A. Marek Sypek was recalled from the Management Board.

In connection with an organisational change in the Head Office (Resolution of the Management Board Nr 246/IV/2001) Ryszard Jaśkowski from 12 June 2001 served as Vice President, Member of the Management Board, Deputy General Director for Telecommunications.
By Resolution Nr 48/IV/01 of the Supervisory Board of KGHM Polska Miedź S.A. dated 25 July 2001 Marek Fusiński was appointed to the Management Board.

On 11 December 2001 the Supervisory Board of KGHM Polska Miedź S.A. by Resolutions Nr 63/IV/01, 65/IV/01, 66/IV/01, 67/IV/01 and 68/IV/01 the following persons were recalled from the Management Board: Marian Krzemiński, Marek Fusiński, Ireneusz Reszczyński, Mirosław Biliński, Ryszard Jaśkowski. By Resolution Nr 64/IV/01 of the Supervisory Board of KGHM Polska Miedź S.A. dated 11 December 2001 Stanisław Speczik was appointed as President of the Management Board. By Resolution Nr 69/IV/01 of the Supervisory Board dated 11 December 2001 Stanisław Siewierski was appointed as First Vice President of the Management Board.

On 21 December 2001 the Supervisory Board of KGHM Polska Miedź S.A. by Resolutions Nr 70/IV/01, 71/IV/01 and 72/IV/01 the following persons were appointed to the Management Board: Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek.

From 21 December 2001 to the date of preparation of this report the Management Board of the dominant entity was comprised of the following:

- Stanisław Speczik – President of the Board,
- Stanisław Siewierski – First Vice President of the Board, Vice President of the Board for Production,
- Witold Bugajski – Vice President of the Board for Development,
- Grzegorz Kubacki – Vice President of the Board for Employee Affairs,
- Jarosław Andrzej Szczepek – Vice President of the Board for Finance and Trade.

3.2 Description of the total amount and nominal value of all shares of KGHM Polska Miedź S.A., and of shares of the entities of the KGHM Polska Miedź S.A. Capital Group, being in the possession of management and supervisory personnel.

The amount and nominal value of shares of KGHM Polska Miedź S.A. being in the possession of management and supervisory personnel as at 31 December 2001, based on information held by the Company, is presented in the table below:

Table 10. The amount and nominal value of shares of KGHM Polska Miedź S.A. being in the possession of management and supervisory personnel as at 31 December 2001:

Position	First, last name	# of shares	Nominal value (PLN)
Vice President of the Management Board	Stanisław Siewierski	8 455	84 550
Vice President of the Management Board	Witold Bugajski	505	5 050
Vice President of the Management Board	Grzegorz Kubacki	710	7 100
Vice Chairman of the Supervisory Board	Jerzy Markowski	2 609	26 090
Member of the Supervisory Board	Józef Czyczerski	710	7 100
Member of the Supervisory Board	Ryszard Kurek	810	8 100
Member of the Supervisory Board	Janusz Maciejewicz	524	5 240
Member of the Supervisory Board	Marek Wierzbowski	519	5 190

As at 31 December 2001 the members of the Management Board and Supervisory Board of the Company were not in the possession of shares of the remaining entities of the KGHM Polska Miedź S.A. Capital Group.

The Management Board of KGHM Polska Miedź S.A. has no information of agreements signed in 2001 which could result in changes in the proportion of shares held by present shareholders in the future.

3.3 Total value of wages and bonuses for the management and supervisory personnel of KGHM Polska Miedź S.A., including wages and bonuses received by virtue of the fulfilment of supervisory functions in subsidiary and associated entities.

This information is presented in additional explanatory note nr 10-11 of the consolidated financial report.

3.4 The value of all unpaid loans granted by KGHM Polska Miedź S.A. to management and supervisory personnel and their nearest relatives, including all guarantees and pledges granted.

In the financial year there were no advances on bank or other loans, nor any guarantees granted to management and supervisory personnel by KGHM Polska Miedź S.A.

4. Ownership Structure of the Dominant Entity – KGHM Polska Miedź S.A.

As at 31 December 2001 the following shareholders held a number of shares representing 5% or more of the share capital of the Company, as well as 5% or more of the total number of votes at the General Meeting of the Company:

1. **The State Treasury** – 88 567 589 shares of KGHM Polska Miedź S.A. (as at 12 January 2001, excluding shares remaining from the packet retained for entitled employees), representing 44.28% of the share capital of the Company together with the same number of votes at the General Meeting.
2. **Bankers Trust Company** - depositary bank in the Depositary Receipt Program of the Company, which as at 31 December 2001 had issued 15 456 077 depositary receipts, representing 30 912 154 shares and 15.46% of the share capital of the Company, together with the same number of votes at the General Meeting.
3. **Powszechna Kasa Oszczędności Bank Polski SA** - 10 750 922 shares of KGHM Polska Miedź S.A (as at 12 January 2001), representing 5.38 % of the share capital of the Company, together with the same number of votes at the General Meeting. The stake of Powszechna Kasa Oszczędności Bank Polski S.A. in the share capital of the Company exceeded the 5-percent threshold as a result of the transference of 10 500 000 shares of KGHM Polska Miedź S.A to PKO BP S.A. on 12 January 2001 by the State Treasury.

EXEMPTION NUMBER: 82-4639

The report on the activities of the Capital Group for the year 2001 is presented by the Management Board of the Dominant Entity, comprised of:

President of the Management Board *Stanisław Speczik* ....

First Vice President of the Management Board *Stanisław Siewierski* ....

Vice President of the Management Board *Witold Bugajski* ....

Vice President of the Management Board *Grzegorz Kubacki* ....

Vice President of the Management Board *Jarosław Andrzej Szczepek* ....

Lubin, 19 April 2002

ANNEX NR 1. METHODOLOGY FOR CALCULATION OF RATIOS USED IN THIS REPORT

Assets effectiveness ratios

$$\text{assets turnover ratio} = \frac{\text{net sales}}{\text{total assets}} \times 100$$

$$\text{fixed assets turnover ratio} = \frac{\text{net sales}}{\text{fixed assets}} \times 100$$

$$\text{current assets turnover ratio} = \frac{\text{net sales}}{\text{current assets}} \times 100$$

$$\text{liquid assets turnover ratio} = \frac{\text{net sales}}{\text{debtors and claims + cash and cash equivalents}} \times 100$$

Assets financing ratios

$$\text{level of assets coverage by equity} = \frac{\text{shareholders' funds}}{\text{total assets}} \times 100$$

$$\text{level of fixed assets coverage by equity} = \frac{\text{shareholders' funds}}{\text{fixed assets}} \times 100$$

$$\text{level of fixed assets coverage by long term capital} = \frac{\text{shareholders' funds + provisions + long term liabilities}}{\text{fixed assets}} \times 100$$

$$\text{level of current assets coverage by short term liabilities} = \frac{\text{short term liabilities and special funds}}{\text{current assets}} \times 100$$

Economic activity ratios

$$\text{current liquidity} = \frac{\text{current assets}}{\text{short term liabilities and special funds}}$$

$$\text{quick liquidity} = \frac{\text{current assets - inventory}}{\text{short term liabilities and special funds}}$$

$$\text{ROA - return on assets} = \frac{\text{net profit}}{\text{total assets}} \times 100$$

$$\text{ROE - return on equity} = \frac{\text{net profit}}{\text{shareholders' funds}} \times 100$$

KGHM POLSKA MIEDŹ S.A.

AUDITOR'S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR FINANCIAL YEAR 2001

Lubin, April 2002

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.
LUBIN,
UL. M. SKŁODOWSKIEJ – CURIE 48

AUDIT REPORT ON CONSOLIDATED FINANCIAL STATEMENT FOR THE 2001 FINANCIAL YEAR

TABLE OF CONTENTS

REPORT ON THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTSOF THE CAPITAL GROUP KGHM POLSKA MIEDŹ S.A. FOR THE 2001 FINANCIAL YEAR

A. GENERAL INFORMATION

Basic information on the Capital Group KGHM Polska Miedź S.A.

The holding company – KGHM Polska Miedź S.A. was established by a notarial deed of 9 September 1991 prepared at the Public Notary's Office No. 18 in Warsaw (Repertory No. 8648/91) which confirmed the transformation of a state company into a stock company. On 12 September 1991 the Company was registered in the Commercial Register kept in the local court of the city of Legnica, V Business Department, under the number RHB 621.

Within the audited period the main scope of the Capital Group's activities included:
- mining and refining of copper ore;
- reclamation of metals included in copper ore;
- copper metallurgy and processing;
- production of copper, silver and other metal products;
- export and import of goods and other activity on own account;
- production of mining machinery and equipment;
- repairs and construction of mining machines;
- tests and control of machines, research and development works;
- mining and underground engineering, construction of tunnels;
- specialised repair services in steel-works;
- transportation services;
- trade of metal scrap;
- production and sales of insulated wires and conductors;
- production of cables and conductors, as well as cable machinery and lines;
- manufacturing of electro-technical and plastic products;
- production of insulating materials for cables and conductors;
- production, distribution and sales of electric energy and heat;
- telecommunication and tele-information services;
- financial transactions, financial advisory and agency services;
- tourist and recreation services;
- medical services.

In 2001 the average employment in the Capital Group was 27.645 people.

The basic capital of the Capital Group is the share capital of the holding company—KGHM Polska Miedź S.A., which as of 31 December 2001 equalled PLN 2,000,000,000.00 and was divided into 200,000,000 ordinary bearer shares with a nominal value of PLN 10.00 each.

On 5 June 1997 the Securities Commission admitted 200,000,000 ordinary bearer shares, series A, with a nominal value of PLN 10.00 each to public trading.
Based on a resolution of 11 June 1997, the Warsaw Stock Exchange admitted 170,000,000 shares to quotation on the primary market. On 10 July 1997 the Company's shares were listed for the first time.
Based on a resolution no 328/99 of 25 June 1999, the Warsaw Stock Exchange Board admitted 29,995,760 ordinary bearer shares, series A, with a nominal value of PLN 10.00 to public trading.
Based on a resolution No.279/00 of 28 June 2000, the Warsaw Stock Exchange Board admitted 4,240 ordinary bearer shares, series A, with a nominal value of PLN 10.00 to public trading.
The Capital Group's financial year is the calendar year.

In 2001 Management Board of the Holding Company was represented by:

Marian Krzemiński	- President of the Board – Director General;
Marek Sypek	- V-ce President, Deputy Director General responsible for finance;
Mirosław Biliński	- V-ce President, Deputy Director General responsible for production;
Ryszard Jaśkowski	- V-ce President, Deputy Director General responsible for telecommunication;
Ireneusz Reszczyński	- V-ce President, Deputy Director General responsible for sales and marketing.

By the resolution of the Supervisory Board of 15 May 2001 V-ce President Marek Sypek was recalled from the Management Board.
By the resolution of Supervisory Board of 25 July 2001 Marek Fusiński was called for V-ce President, Deputy Director General responsible for finance.

By the resolution of Supervisory Board of 11 December 2001 whole Management was dismissed and new Management called:

- Stanisław Speczik - President of the Board – Director General,
- Stanisław Siewierski - First V-ce President, V-ce President responsible for production;

On 21 December 2001 by the resolution of Supervisory Board was complemented by:

- Witold Bugajski -V-ce President responsible for development,
- Grzegorz Kubacki -V-ce President responsible for personal matters,
- Jarosław, Andrzej Szczepek - V-ce President responsible for finances and trade.

The following companies were included in the consolidated financial statements:

Holding company – KGHM Polska Miedź S.A.

Full consolidation method – subsidiaries of KGHM Polska Miedź S.A.

Name and seat of the company	Name of the auditor and type of an opinion issued	Balance sheet value of shares disclosed by a direct parent company (in PLN thousand)	Total percentage of the share capital held by the Capital Group	Balance sheet date
Dolnośląska Spółka Inwestycyjna S.A. – Lubin	Deloitte & Touche Audit Services Sp. z o.o. – unqualified opinion	133,930	100.00	31.12.2001
Fundusz Inwestycji Kapitałowych KGHM "METALE" S.A. – Lubin	Deloitte & Touche Audit Services Sp. z o.o. – unqualified opinion with an explanatory paragraph on going concern issue.	64,717	100.00	31.12.2001
Energetyka Sp. z o.o. – Lubin	Izba Doradczo-Reizyjna "IDR" - unqualified opinion	46,704	100.00	31.12.2001
KGHM Polish Copper Ltd. – London	BDO Stoy Hayward – unqualified opinion	6,903	100.00	31.12.2001
KGHM Kupferhandelges m.b.H. – Vienna	KPMG Alpen – Treuhanad GmbH- qualified opinion on lack of provision for debts and with an explanatory paragraph on going concern issue.	925	100.00	31.12.2001
KGHM Congo sprl – Lubumbashi	CABINET D'AUDITE ET DE COMPTABILETE BUCO-CONSULT s.c.s – qualified opinion on going concern issue.	0	99.98	31.12.2001
CB PM Cuprum Sp. z o.o. – Wrocław	Zespół Biegłych Rewidentów „Faber" Sp. z o.o. – unqualified opinion	3,506	100.00	31.12.2001
Miedziowe Centrum Zdrowia S.A. – Lubin	Biuro Ekspertyz i Badania Bilansów "Piast" Sp. z o.o. – unqualified opinion	38,538	100.00	31.12.2001
Centrum Badań Jakości Sp. Z o.o. – Lubin	Kancelaria Biegłych Rewidentów Sp. z	2,218	99,99	31.12.2001

	o.o.– unqualified opinion			
Pol - Miedź Trans Sp. z o.o. – Lubin	Deloitte & Touche Audit Services Sp. z o.o. – unqualified opinion	61,442	100.00	31.12.2001
Telefonia Lokalna S.A. - Wrocław	Deloitte & Touche Audit Services Sp. z o.o. – unqualified opinion with an explanatory paragraph on going concern issue.	875,734	100.00	31.12.2001
PHM Metraco Sp. Z o.o. - Legnica	Deloitte & Touche Audit Services Sp. z o.o. – unqualified opinion	12.865	91.58	31.12.2001
PWE Aquakonrad S.A. in Liquidation – Iwiny	"ELIKS" Audytorska Sp. z o.o. – unqualified opinion with an explanatory paragraph on going concern issue.	742	90.40	31.12.2001

Full consolidation method – indirect subsidiaries of KGHM Polska Miedź S.A. (holding company – Dolnośląska Spółka Inwestycyjna S.A.):

Name and seat of the company	Name of the auditor and type of an opinion issued	Balance sheet value of shares disclosed by a direct parent company (in PLN thousand)	Total percentage of the share capital held by the Capital Group	Balance sheet date
Przedsiębiorstwo Budowy Kopalń „PeBeKa" S.A., Lubin	K.R. Audit Sp. Z o.o. – unqualified opinion	17,701	100.00	31.12.2001
Interferie Sp. Z o.o., Lubin	Biuro Ekspertyz i Badania Bilansów „PIAST" Sp. z o.o. – unqualified opinion	20,374	100.00	31.12.2001
Zanam Sp. z o.o., Polkowice	Zakład Rachunkowości Jerzy Gahl – unqualified opinion	7,553	100.00	31.12.2001
Zakład Wyrobów Gumowych Sp. Z o.o.., Iwiny	Biuro Rachunkowe " Eponim" Stanisława Ślęzak – unqulified opinion	3,934	100.00	31.12.2001
ZM Legmet Sp. z o.o., Legnica	K.R. Audit Sp. Z o.o. – unqualified opinion with an explanatory paragraph on going concern issue.	2,519	100.00	31.12.2001
Centrum Innowacji Technicznych Inova Sp. z o.o., Lubin	Biuro Ekspertyz i Badania Bilansów „PIAST" Sp. z o.o. – unqualified opinion	2,290	100.00	31.12.2001
Zakład Usług Wielobranżowych "ZUW" Sp. z o.o., Lubin	Biuro Ekspertyz i Badania Bilansów „PIAST" Sp. z o.o. – unqualified opinion	4,503	100.00	31.12.2001
„KWARCE" S.A., Mikołajowice	Biuro Ekspertyz i Badania Bilansów „PIAST" Sp. z o.o. – unqualified opinion	11,873	99.97	31.12.2001
Dolnośląska Korporacja Ekologiczna - Oława Sp. z o.o., Oława	Zespół Biegłych Rewidentów „FABER" Sp. z o.o. – unqualified opinion	385	100.00	31.12.2001

Full consolidation method – indirect subsidiaries of KGHM Polska Miedź S.A. (holding company – KGHM METALE S.A.):

Name and seat of the company	Name of the auditor and type of an opinion issued	Balance sheet value of shares disclosed by a direct parent company (in PLN thousand)	Total percentage of the share capital held by the Capital Group	Balance sheet date
Polskie Centrum Promocji Miedzi S.A., Wrocław	Agencja Biegłych Rewidentów „TAX-2" Sp. z o.o. – unqualified opinion	66	70.64	31.12.2001r
FNS Lefana Sp. z o.o., Legnica	K.R. Audyt Sp. z o.o. – unqualified opinion with an explanatory paragraph on going concern issue.	609	90.24	31.12.2001r
WFP Hefra S.A., Warszawa	K.R. Audyt Sp. z o.o. – unqualified opinion with an explanatory paragraph on going concern issue.	5,270	90.24	31.12.2001r
Walcownia Metali Nieżelaznych Sp. z o.o.	Euro Consult Sp. z o.o. – unqualified opinion	12,739	74.89	31.12.2001r

Equity method – associated entities of KGHM Polska Miedź S.A.

Name and seat of the company	Name of the auditor and type of an opinion issued	Balance sheet value of shares (in PLN thousand)	Total percentage of the share capital held by the Capital Group
Fosroc-Ksante Sp. z o.o.	Ernst &Young – qualified opinion underestimated provision for employee benefits	1,309	30.00
Cuprum Bank S.A. – Lubin	Moore Stephens Trzemżalski, Krynicki i Partnerzy Kancelaria Biegłych Rewidentów Sp. z o.o. – qualified opinion on existance of difficult to calculate risk (generated mainly by factoring payables)	5,234	26.17

Equity method – indirect associated entities of KGHM Polska Miedź S.A. (holding company – Dolnośląska Spółka Inwestycyjna S.A.):

Name and seat of the company	Name of the auditor and type of an opinion issued	Balance sheet value of shares disclosed by a direct parent company (in PLN thousand)	Total percentage of the share capital held by the Capital Group	Balance sheet date
Ancor - HMG - Europa Sp. z o.o. - Join Venture, Głogów	The company sold during the year.			
Naturopak Sp. z o.o., Wilków	Not audited	0	27.50	31.12.2001
ZM Lena Sp. z o.o., Wilków	The company sold during the year.			

Equity method – indirect associated entities of KGHM Polska Miedź S.A. (holding company – KGHM METALE S.A.)

Name and seat of the company	Name of the auditor and type of an opinion issued	Balance sheet value of shares disclosed by a direct parent company (in PLN thousand)	Total percentage of the share capital held by the Capital Group	Balance sheet date
Walcownia Metali "Łabędy" S.A., Gliwice	Euro Consult Sp. z o.o. – qualified opinion on not disclosed interests due in amount over 200 thousand PLN and with an explanatory paragraph on going concern issue.	0	34.11	31.12.2001
PHP "Mercus" Sp. z o.o., Polkowice	A&E Consult" Sp. z o.o. – unqualified opinion	4,653	46.27	31.12.2001

Equity method – indirect associated entities of KGHM Polska Miedź S.A. (holding company – Walcownia Metali „Łabędy" S.A.):

Name and seat of the company	Name of the auditor and type of an opinion issued	Balance sheet value of shares disclosed by a direct parent company (in PLN thousand)	Total percentage of the share capital held by the Capital Group	Balance sheet date
Energomedia Sp. Z o.o.	Euro Consult Sp z o.o. -unqualified opinion.	5,488	34.11	31.12.2001

Subsidiaries excluded from the consolidation due to different legal status:

Name and seat of the Company	Nominal value of shares (in PLN thousand)	Total percentage of the share capital held by the Capital Group	Reasons for excluding from the consolidation	Income from premium and investments (in PLN thousand)
Towarzystwo Ubezpieczeń Wzajemnych "Cuprum"	9,500	96.68	Different legal status	18,138

Indirect associated entities – excluded from the consolidation in accordance with Art. 56 of the Accounting Act of 29 September 1994

Name and seat of the Company	Nominal value of shares (in PLN thousand)	Total percentage of the share capital held by the Capital Group	Reasons for excluding from the consolidation	Income from the sales of goods and products and from financial transactions (in PLN thousand)
LCP Inkubator Przedsiębiorst S.A. in Liquidation, Legnica	100	29.41	The company under liquidation.	Lack of data
PHU Lubinpex Sp. z o.o., Lubin	2,000	37.02	Immaterial total assets, turnover and financial operations	18,592
Przedsiębiorstwo Usługowe "Mercus Serwis" Sp z o.o., Lubin	50	46.27	Immaterial total assets, turnover and financial operations	1,603
Przedsiębiorstwo Handlowe "Mercus Plus" Sp. Z o.o. Jelenia Góra	1,507	20.82	Immaterial total assets, turnover and financial operations	5,097
Przedsiębiorstwo Handlowe "Mercus Bis" Sp. Z o.o. Dąbrowa Górnicza	500	23.14	Immaterial total assets, turnover and financial operations	6,687
Odlewnia Metali Nieżelaznych Sp z o.o. - Gliwice	3,025	34.11	The company under liquidation.	204
Walcownia Blach Sp.z o.o.	1,089	34.11	The company under liquidation.	3,391

Information on the consolidated audited financial statements

The audited consolidated financial statements were prepared as of 31 December 2001 and include:

- consolidated balance sheet prepared as of 31 December 2001, with total assets and liabilities amounting to PLN 7,754,798 thousand (PLN 7,754,798,132.98);
- consolidated profit and loss account for the period from 1 January 2001 to 31 December 2001 disclosing a net loss of PLN 786,694 thousand (PLN 786,693,738.97);
- consolidated cash flow statement for the period from 1 January 2001 to 31 December 2001, showing a net cash outflow of PLN 43,595 thousand (PLN 43,594,580.60) during the financial year;
- additional information, including in particular:
  - introduction;
  - changes in equity showing the balance of PLN 4,090,896 thousand (PLN 4,090,896,546.20) as of 1 January 2001 and the balance of PLN 3,124,853 thousand (PLN 3,124,852,758.35) as of 31 December 2001;
  - explanatory notes.

The consolidated financial statements are supplemented with the Management Report on the activity of the Capital Group in the 2001 financial year.

Other information

KGHM Polska Miedź S.A. prepared the consolidated financial statements for the financial year ended on 31 December 2000 as a holding company.

In 2000 operations of the Capital Group resulted in a net profit of PLN 498,475 thousand (PLN 498,475,423.62). A certified auditor audited the consolidated financial statements of the Capital Group for the 2000 financial year.

The General Shareholders' Meeting who approved the consolidated financial statements for the 2000 financial year was held on 26 June 2001.
The consolidated financial statements were published in Monitor Polski-B No. 621 on 15 October 2001.

B. ANALYSIS OF THE POSITION OF THE CAPITAL GROUP

The main ratios based on the consolidated financial statements describing activities of Capital Group, its financial result and profitability, as well as economic and financial position are as follows:

Profitability ratios

	1999	2000	2001
• return on assets	-0.43%	6.69%	-10.14%
• net profit margin	-0.50%	8.89%	-15.80%
• gross profit margin	19.83%	26.52%	-15.17%
• net return on equity	-0.63%	12.18%	-25.18%

Effectiveness ratios

	1999	2000	2001
• receivables turnover in days	21	24	22
• payables turnover in days	17	40	27
• inventory turnover in days	73	70	74

Liquidity

	1999	2000	2001
• capital to fixed assets ratio	68.57%	54.87%	40.30%
• indebtness ratio	11.38%	28.18%	41.50%
• quick ratio	2.75	1.05	0.61
• acid ratio	1.26	0.54	0.27

Based on an analysis of the above values, the following trends in the year 2001 were identified:

- significant drop in profitability ratios;
- drop in receivables and payables turnover ratios and increase in inventory turnover;
- significant growth in indebtedness ratio and decrease in liquidity ratios caused by material bank loans drown.

C. CONSOLIDATION DOCUMENTATION

The holding company provided us with the consolidation documentation consisting of:
1. Financial statements of consolidated companies from the Capital Group prepared for consolidation purposes, taking into account transactions within the Capital Group.
2. Tables with consolidation adjustments including:
   - consolidation adjustments and exemptions for the financial statements subject to the consolidation.
3. Calculation of the negative goodwill with its amortization.
4. Calculations of the goodwill with its amortization.
5. Calculation of the exchange differences on the consolidation of foreign entities.

The consolidation documentation complies with the Minister's of Finance ordinance of 14 June 1995 on detailed principles regarding preparation of consolidated financial statements by entities other than banks (Dz. U. No. 71, item 355).

D. DESCRIPTION OF CONSOLIDATION PRINCIPLES AND VALUATION METHODS APPLIED

Basis for the preparation of the consolidated financial statements

The consolidated financial statements of the Capital Group for the 2001 financial year were prepared in compliance with the Accounting Act of 29 September 1994, the Minister's of Finance ordinance of 14 June 1995 and with consideration of regulations applying to companies which are issuers of securities admitted to public trading – the Ordinance of the Council of Ministers of 16 October 2001 on current and periodic information presented by companies issuing securities, as well as the Ordinance of the Council of Ministers of 16 October 2001 on specific conditions imposed on the prospectus, the short version of the prospectus.

Determination of companies within the Capital Group

A status of subsidiaries or associated entities was determined using criteria specified in Art 3, section 1 item 4 of the Accounting Act of 29 September 1994.

Financial year

The consolidated financial statements were prepared as at the same balance sheet date and for the same financial year as the financial statements of the holding company KGHM Polska Miedź S.A. Consolidated subsidiaries and associated entities prepared the financial statements as at the same balance sheet as the holding company. The financial year for all subsidiaries and associated entities included in the consolidation ended on 31 December 2001.

Companies included in the consolidation; consolidation method

In case of subsidiaries the consolidation of the financial statements was performed using the full consolidation method through summing up of particular items in the financial statements of subsidiaries and the holding company.
The following items were eliminated:

- the carrying amount of the parent's investment in each subsidiary and the parent's portion of equity of each subsidiary, taking into account the indirect ownership;
- intragroup balances between subsidiaries subject to the consolidation;
- material income and expenses regarding transaction between companies included in the consolidation;
- unrealised profits and losses on transactions between companies under the consolidation included in the value of assets and liabilities subject to the consolidation;
- dividends due to the holding company from subsidiaries.

The book value of net assets of subsidiaries was assumed to be their market value as at the date of the take-over of control, recognising that the difference between these amounts is not significant. The above was confirmed by a representation of the Management Board.

The equity method was applied in case of the consolidation of direct or indirect associated companies. The value carrying amount of an associated entity was adjusted by increases or decreased in the equity of the associated entity assigned to the holding company, which took place during the period under consolidation and reduced by dividends due from the associated entity.
Based on Art 56 of the Accounting Act of 29 September 1994 certain subsidiaries and associated entities included in KGHM Polska Miedź S.A. were excluded from the consolidation. Information on net income of these companies and condensed financial statements of subsidiaries not included in the consolidation is included in the additional information.
After the exclusions, the full consolidation method was applied to 26 out of 27 subsidiaries, while the equity method was applied to 6 out of 13 associated entities.

The consolidated financial statements of KGHM Polska Miedź S.A. Capital Group were prepared by the holding company KGHM Polska Miedź S.A. through an application of the full consolidation method to subsidiaries and sub-subsidiaries and the equity method to direct and indirect associated entities.

No errors in the above consolidation adjustments and eliminations were identified during our audit.

Methods used by the Capital Group for the valuation of assets and liabilities were correctly described in the additional information prepared by the Management Board of the parent company.

The information regarding derivative financial instruments transactions disclosed by the Company in note 1 of the additional explanatory information does not give full disclosure as required by the laws of the Ordinance of the Council of Ministers of 16 October 2001 on detailed requirements for the prospectus. In particular, exercise price of some of the financial instruments has not been disclosed. Reason for the lack of this disclosure has been described by the Company in the explanatory note to the annual financial statements relating to financial instruments.

E. SUMMARY OF THE AUDIT RESULTS

The audit of the consolidated financial statements was performed based on a contract of 31 July 2000 concluded between KGHM Polska Miedź S.A. and Deloitte & Touche Audit Services Sp. z o.o., registered under the number 73 on the list of entities authorised to provide audit services, drawn up by the National Chamber of Certified Auditors.
The Supervisory Board of KGHM Polska Miedź S.A. appointed Deloitte & Touche Audit Services Sp. z o.o. to act as the certified auditor of the Company, based on the resolution No. 25/IV/00 of 17 May 2000.

During the audit, all the necessary documents and data, as well as detailed information and explanations were provided as confirmed in a written representation as of 19th April 2002 by the Management Board of the parent company.
The audit was focused mainly on:
- the verification of the correctness and fairness of the consolidated financial statements prepared by the Management Board;
- verification of the consolidation documentation;
- evaluation of the correctness of consolidation methods and procedures applied during the consolidation;
- review of other auditors' opinions and audit reports for the consolidated subsidiaries.
- performance of some additional procedures in purpose to assure that data in consolidation package of three subsidiaries are true and fair.

The audit of the consolidated financial statements was performed in accordance with laws in force and professional standards issued by the National Board of Certified Auditors.

Basis for our audit opinion

In case of consolidated financial statement of Capital Group KGHM Polska Miedź S.A. we issue an unqualified opinion. However in our opinion we inform that we did not audit the financial statements of 21 subsidiaries and 6 associates, which are included into consolidation. The financial statements of these entities (except of two associate which statements were not audited) were audited by other auditors, whose reports have been furnished to us. Those statements for which we base solely on other auditors' opinions reflect 10% and 25%, respectively, of consolidated total assets and consolidated total revenues. Share in net assets in associates, which were not audited, equals zero.

Additionally, we have not audited financial statements of associated entities and subsidiaries specified in the descriptive part of the additional information, which were excluded from the consolidated financial statements.

Management Report on the activities of the Capital Group

The consolidated financial statements are supplemented with the Management Report on the activities of the Capital Group in the 2001 financial year. The Management Report contains all information required by Art. 49 of the Accounting Act and requirements of the Ordinance of the Council of Ministers of 16 October 2001 on current and periodic information presented by companies issuing securities. We have checked the Management Report with regards to the information, which was derived directly from the audited consolidated financial statements.

Compliance with legal regulations

Management Representation

The certified auditor received a representation letter from the Management Board of the holding company in which the Board states that companies from the Capital Group complied with laws in force.

Certified Auditor's Representation

Deloitte & Touche Audit Services Sp. z o.o. and the certified auditors signed below, confirm that they are on the list of persons entitled to carry out audits and that they are qualified to express an independent opinion on the consolidated financial statements of the Capital Group KGHM Polska Miedź S.A.
The audit was carried out in accordance with laws in force and existing professional standards.

Certified auditor:

Lidia Pstrocka - Piorun
No. 9698/7252

persons representing entity:

Zuzanna Kłys
Member of the Board

Alina Domosławska
Member of the Board

Deloitte & Touche Audit Services Sp. z o.o.
ul. Fredry 6, 00-097 Warszawa

Entity entitled to audit financial statements entered under the number 73 on the list kept by the National Chamber of Certified Auditors

Warsaw, 19 April 2002